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As Filed with the Securities and Exchange Commission on April 7, 2004

Registration No. 333-112848

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-4
REGISTRATION STATEMENT
Under
The Securities Act of 1933

MEDEX, INC.
(Exact name of Registrant as specified in its charter)

Ohio	3841	31-4441680
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

and its Guarantors

Ohio	MedVest Holdings Corporation	31-1750092
Ohio	Medex Medical, Inc.	31-1106895
Ohio	Medex Cardio-Pulmonary, Inc.	31-1164261
(State or other jurisdiction of incorporation or organization)	(Exact name of Registrant as specified in its charter)	(I.R.S. Employer Identification No.)

2231 Rutherford Road
Carlsbad, California 92008
(760) 602-4400
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive office)

Michael I. Dobrovic
Vice President and Chief Financial Officer
2231 Rutherford Road
Carlsbad, California 92008
(760) 602-4400
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
R. Cabell Morris, Jr.
Winston & Strawn LLP
35 West Wacker Drive
Chicago, Illinois 60601
(312) 558-5600

        Approximate date of commencement of proposed sale to public:    As soon as practicable after this Registration Statement becomes effective.

        If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:    ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Prospectus

Medex, Inc.

Offer to Exchange

$200,000,000 of Our 8 7/8% Senior Subordinated Notes due 2013

  •
  The notes mature on May 15, 2013.

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  The notes will be guaranteed on a senior subordinated basis by our parent and by each of our existing and future domestic subsidiaries.

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  The notes and guarantees will be our and the guarantors' unsecured senior subordinated obligations and will rank equally with all of our and the guarantors' other unsecured senior subordinated indebtedness and will be subordinated in right of payment to all of our and the guarantors' senior indebtedness.

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  The notes bear interest at the rate of 8 7/8% per year, payable May 15 and November 15 of each year.

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  The terms of the new notes that we will issue in the exchange offer will be substantially identical to the outstanding notes, except that transfer restrictions and registration rights relating to the outstanding notes will not apply to the new notes.

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  The exchange offer expires at 5:00 p.m., New York City time, on May 5, 2004, unless we extend it.

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  All outstanding notes that are validly tendered in the exchange offer and not withdrawn will be exchanged.

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  Tenders of outstanding notes may be withdrawn at any time before the expiration of the exchange offer.

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  There is no public market for the new notes.

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  We will not receive any proceeds from the exchange offer.

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  We will pay the expenses of the exchange offer.

Before participating in this exchange offer, please refer to the section in this prospectus entitled "Risk Factors" beginning on page 15.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or declared determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 7, 2004.

        You should rely on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

        This prospectus contains summaries of the terms of certain documents. Such summaries are qualified in their entirety by reference to the full and complete text of such documents (copies of which will be made available to you upon request) for complete information with respect thereto.

INDUSTRY AND MARKET DATA

        This prospectus includes market share and industry data and forecasts that we obtained from industry publications and surveys, reports of governmental agencies and internal company surveys. IMS Health, the Healthcare Advisory Board, Medical Data International (IHS), Healthcare Products Information Services, Inc. and Health Advances were the primary sources for third-party industry data and forecasts. Health Advances was commissioned by Medex, Inc. to provide certain industry and market data. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. Statements as to our market position are based on the most currently available market data. While we are not aware of any misstatements regarding our industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading "Risk Factors" in this prospectus.

i

SUMMARY

        This summary highlights information contained elsewhere in this prospectus and may not contain all of the information important to you. We urge you to carefully read this prospectus, including the "Risk Factors" section and the consolidated financial statements and related notes. In this prospectus, unless the context requires otherwise, "Medex," the "company," "we," "us" and "our" each refers to Medex, Inc., together with its subsidiaries.

        On May 21, 2003, Medex acquired from Ethicon Endo-Surgery, Inc., a wholly owned subsidiary of Johnson & Johnson ("Ethicon"), substantially all of the assets of its Jelco peripheral intravenous catheter business, which we refer to as the "Jelco business" or "Jelco." The equity investment in MedVest Holdings Corporation, our parent holding company ("MedVest"), by an affiliate of One Equity Partners LLC, together with the retained interest of members of senior management, the acquisition of the Jelco business, the offering of the outstanding notes and the initial borrowings under our credit facility are collectively referred to in this prospectus as the "Transactions."

Our Company

        We are a leading global manufacturer and distributor of critical care medical products. Our products are used primarily in acute care settings for a variety of both therapeutic and diagnostic procedures. Our focus is on products for anesthesia departments; operating rooms; adult, pediatric and neonatal intensive care units ("ICUs"); catheterization and radiology laboratories; and respiratory departments. On May 21, 2003, Medex acquired the Jelco business from Ethicon and effectuated a recapitalization. See the section in this prospectus entitled "the Jelco Acquisition and Related Transactions". The acquisition of the Jelco business allows us to offer our customers a complete fluid and drug infusion system comprised of infusion pumps, fluid and drug administration products and peripheral intravenous catheters ("PIVCs"), all of which function together to safely deliver measured doses of fluids and drugs into a patient's vascular system. We also manufacture and distribute invasive pressure monitoring systems, catheterization laboratory ("cath lab") packs and accessories and respiratory products. We believe that our products are known for their high quality, and that most of our products have established, well-recognized brand names in the critical care market. We have a history of product innovation and development, and our products garner significant market share in both the U.S. and international markets.

Products

        We market critical care systems and sell our products to over 3,500 hospitals and other healthcare settings in more than 75 countries through a dedicated global sales force of approximately 200 sales representatives and through distributors. We categorize our products into the following primary product lines: (1) infusion systems, which include our infusion pumps, fluid and drug administration products and vascular access products, primarily PIVCs; (2) pressure monitoring systems; (3) cath lab packs and accessories; and (4) respiratory products.

  Infusion Systems

        Our infusion systems consist of a portfolio of complementary products that function together to deliver fluids and drugs into a patient's vascular system. Our infusion pumps deliver measured doses of fluids and drugs through various fluid and drug administration products to our vascular access products, primarily PIVCs, which are the entry point to the patient's vascular system.

        Infusion Pumps.    Our infusion pumps accounted for approximately $18.3 million, or 8.3%, of our net sales for the twelve months ended December 31, 2003. Infusion pumps facilitate the delivery of one or more fluids, primarily drugs, into a patient's vascular system. We manufacture and sell syringe and volumetric pumps and related accessories. We focus our efforts primarily on the higher margin syringe pump segment of this market. We believe that our syringe pumps offer leading technology and, as a result, provide the most accurate means for fluid and drug delivery to patients. We are the market leader in the syringe pump segment of the domestic infusion pump market, with approximately 30% U.S. market share.

        Fluid and Drug Administration Products.    Our fluid and drug administration products accounted for approximately $29.1 million, or 13.3%, of our net sales for the twelve months ended December 31, 2003. Fluid and drug administration products consist of a wide variety of single-use disposable stopcocks, adapters, manifolds, connectors, tubing, extension sets, T-connectors, injection adapters, anesthesia sets and needle-free products that facilitate and regulate intravenous delivery of fluids and drugs. We believe that we have leading market shares for a number of our fluid and drug administration products.

        Vascular Access.    Our vascular access products, which consist primarily of our PIVCs, accounted for approximately $114.8 million, or 52.4%, of our net sales for the twelve months ended December 31, 2003. Single-use disposable PIVCs are the most commonly used catheters to provide an entry point to introduce fluids and drugs intravenously into patients. Through our Jelco products, we are a leading manufacturer of both conventional and safety PIVCs. Our predominant focus is on the relatively higher priced, higher margin safety catheter segment of the PIVC market, which currently represents over 90% in terms of dollars, and 80% in terms of units, of the U.S. PIVC market. We currently have approximately 37% market share, which is the number two market share position, in terms of dollar and unit volume, respectively, in the U.S. safety PIVC market. We believe that we have the number one market share position outside the United States in safety PIVCs in terms of dollar and unit volume. We also manufacture a complete line of single and multi-lumen central venous catheters ("CVCs") that are used for the long-term intravenous delivery of fluids and drugs to patients.

  Pressure Monitoring Systems

        Our pressure monitoring systems accounted for approximately $28.1 million, or 12.8%, of our net sales for the twelve months ended December 31, 2003. Invasive pressure monitoring systems include disposable, semi-disposable and reusable pressure transducers that are used to measure blood pressures within the body. We design, manufacture and market a complete line of disposable and reusable pressure infusion bags. Our pressure monitoring product line also includes standard and customized pressure monitoring sets, closed blood sampling kits, transducer tip-catheters for intrauterine pressure monitoring, intracranial pressure monitoring devices and accessories. We believe that we currently have approximately 6% U.S. market share and that we have over 20% European market share in this segment.

  Cath Lab Packs and Accessories

        Our cath lab packs and accessories accounted for approximately $26.7 million, or 12.2%, of our net sales for the twelve months ended December 31, 2003. Cath lab packs are sterilized pre-packaged trays that are assembled with single-use products selected by the cardiac catheterization and radiology laboratory personnel performing diagnostic and interventional catheterization procedures. Our typical cath lab pack includes various devices used in the catheterization process (e.g., manifolds, pressure transducers, tubing, syringes and introducing guide wires). We manufacture most of these products and customize our trays based on our customer's exact specifications. In Europe, where we were the first company to offer cath lab packs over nine years ago, we believe that we are the leading provider of cath lab packs, with approximately 20% market share.

  Respiratory Products

        We entered the respiratory products market with our acquisition of certain assets of Inhalation Plastics, Inc. ("IPI") in 2002. Respiratory products include medical devices used for oxygen administration, anesthesia and ventilator circuits, drug delivery and humidification. While our respiratory products did not account for a material amount of our 2003 net sales, we believe the critical care market exhibits attractive growth characteristics for our respiratory products and will help drive our future growth.

Industry

        Our products are part of an estimated $3.8 billion worldwide critical care product segment within the much larger medical products industry. We expect the growth in this market to be driven primarily by:

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  Heightened Focus on Reducing Adverse Drug Events.    Hospitals and healthcare officials have expressed growing concerns over the safe administration of drugs and the potential for adverse events as the result of improper drug administration. Syringe pumps administer more precise volumes of fluids and drugs than volumetric pumps, and therefore should benefit from the increased focus on patient safety. Furthermore, the introduction of infusion pumps that are programmable with enhanced safety features have reduced the potential for improper drug administration.

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  Increased Demand for Single-Use Disposable Products.    In response to growing concerns over the spread of infectious diseases and pressures to reduce healthcare costs, healthcare providers are increasingly using single-use disposable products. Single-use products reduce the spread of infectious disease and are less costly than sterilizing and reprocessing critical care devices and instruments.

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  Favorable Demographics.    According to the U.S. Census Bureau, individuals aged 65 and older in the United States comprise the fastest growing segment of the population and is expected to grow 14% from 2000 to 2010. In addition, the populations of Europe and Japan are aging at a faster pace than the United States. As a result, the number of critically ill patients and the percentage of critical care hospital admissions continue to grow. This growth is driving an increase in procedures requiring critical care products.

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  Increased Medical Spending.    Favorable demographics are driving increased hospitalization and critical care admission rates, resulting in increased medical spending. According to the U.S. Bureau of Labor Statistics, for the twelve months ended June 30, 2003, medical costs outpaced overall inflation at the consumer level. During that time period, the overall CPI rose 1.1% while the medical care commodities component, which includes medical products, rose 3.4%.

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  Increased Focus on Safety and Favorable Government Legislation.    In April 2001, the Needlestick Safety and Prevention Act was passed in the United States, which requires that healthcare employers provide their employees with the option to use safety-engineered sharp devices and mandates the involvement of clinicians in evaluating and selecting devices for clinical use. This legislation has contributed to the growth of safety catheters, which currently represent over 80% of the U.S. PIVC market in terms of unit volume. Additionally, we believe that the increased attention to the dangers of accidental needle sticks will lead other countries to pass similar legislation and will increase the penetration of safety PIVCs outside the United States.

  Benefits from the Jelco Acquisition

        We believe that the acquisition of the Jelco business presented a strategic fit with Medex's product lines and created one of the largest companies exclusively focused on systems and products for the critical care market. We believe we realized the following benefits from combining the Medex and Jelco businesses.

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  Created a Leader Dedicated to the Critical Care Industry.    The Jelco acquisition created a leader in the fragmented critical care products industry with critical mass, scale and management focus. Most critical care businesses are either subsidiaries or divisions within larger companies that may not receive sufficient management focus, or are smaller companies focused on niche products within the critical care segment. The Jelco acquisition gave us market leadership positions across the spectrum of critical care products. We estimate that approximately 80% of our net sales in 2003 were generated by products in which we believe we have the number one or two market positions. We expect to continue to benefit from the combined businesses' broad product portfolio, established brand names, long-standing relationships with large Group Purchasing Organizations ("GPOs") and focused research and development infrastructure.

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  Leveraged Our Sales Force to Sell Our Complementary Products.    Medex and Jelco manufactured and sold products that targeted the same end customers and were sold through the same call points within ICUs and operating rooms. Combining Medex's and Jelco's product lines allowed our customers to acquire complete infusion systems from a single provider. Our combined sales force can leverage the complementary product offerings during one sales call, creating a single source solution for our customers.

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  Created Synergies from Operating and Manufacturing Cost Savings.    The combination of Medex and Jelco provided the opportunity to realize meaningful operating and manufacturing savings, including reducing the size of the combined sales force of Medex and Jelco. As part of the acquisition, we acquired Jelco's highly automated manufacturing facilities. In addition, we expect to achieve additional synergies through future rationalization of manufacturing and distribution facilities.

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  Enhanced Sales Relationships.    Jelco had strong relationships with GPOs and excellent access to hospital purchasing managers who buy medical products predominantly through GPOs. We believe that our sales force can increase sales of Medex's products by taking advantage of Jelco's long-standing relationships with GPOs and hospital purchasing managers.

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  Increased Leverage with Distributors.    As our distributor customers seek to concentrate their purchases from key suppliers, our overall supplier status with distributors benefits from our increased size and scope of product offerings.

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  Improved Purchasing Efficiencies.    The Jelco acquisition enables us to achieve ongoing purchasing efficiencies. We expect to derive purchasing savings primarily through volume discounts of raw materials negotiated with our existing vendors.

Competitive Strengths

        We believe that the following competitive strengths contribute to our strong market share positions and will enable us to continue to improve our profitability and cash flows:

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  Exclusive Focus on the Critical Care Market.    We believe that our exclusive focus on the critical care market keeps us at the forefront of changing industry trends and allows us to act more quickly than our competitors. As a result of this competitive advantage, we have gained the number one or two U.S. or European market share positions in many of our key products.

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  Stable, Recurring Revenues from Single-Use Disposable Products and a Loyal Customer Base.    In 2003, we generated over 90% of our net sales from single-use disposable products, which provide us with a stable, recurring revenue stream. We believe that our customers tend to remain loyal to our products because of established brand names, high quality and proven service. The high training costs associated with switching products and user resistance to learning a new product also contributes to revenue stability.

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  Providing Complete System Solutions to Our Customers.    The breadth of our product portfolio allows us to sell critical care systems to our customers. For example, our individual products include: (1) hardware, such as syringe pumps; (2) accessories, such as tubing, stopcocks and extension sets; and (3) vascular access products, such as PIVCs. Sold together, these products allow us to provide complete infusion system solutions that differentiate our products from our competitors' products. Providing our sales force with this comprehensive product portfolio allows them to sell system solutions during one sales call.

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  Leader in Product Innovation and Development.    We believe that we are at the forefront of our industry in terms of product innovation across a range of products. For example, since 1989, Medex has developed and continued to improve the technology for its market-leading syringe pumps, and in 1999, Medex introduced its 3000 series syringe pumps. Jelco introduced the first safety PIVC, which has helped lead the industry's conversion from conventional catheters to safety catheters. This innovation has helped us garner the number two market share position in the U.S. safety PIVC market and the number one market share position outside the United States. In 1998, our LogiCal pressure transducer system received an award for manufacturing and design excellence and was the first pressure monitoring system with a microchip built into the non-disposable transducer mounting plate, reducing cost to the end user.

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  Established Global Infrastructure Provides Platform for Future Growth.    Our integrated manufacturing and distribution infrastructure, market presence, customer relationships and knowledge of local markets worldwide provide a strong platform for international growth. We have been able to design, build and refine our proprietary high speed precision manufacturing processes with key processing capabilities in injection molding, extrusion, beveling and vision inspection systems. We operate nine manufacturing facilities, located in North America and Europe. Our facilities have available manufacturing capacity to accommodate anticipated production expansions, which would leverage our existing fixed overhead expenses.

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  Strong and Diversified Customer Base.    We have long-standing relationships with some of the largest and most prominent GPOs, integrated delivery networks ("IDNs"), distributors and original equipment manufacturers ("OEMs") in the healthcare industry. Our products are used in over 3,500 hospitals and other healthcare settings in more than 75 countries. Our end customer base, which consists of hospitals and other healthcare settings, is diversified, with our top 10 end customers representing approximately 4.3% of net sales during 2003. In addition, we generated approximately 43% of our 2003 net sales outside of North America.

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  Strong Cash Flow Generation.    We generate substantial cash flow, and our manufacturing operations require relatively modest capital investment. For the fiscal year ended December 31, 2003, we generated cash flows from operations of $24.0 million, while incurring capital expenditures of $11.0 million. These values include cash flows from operations and capital expenditures associated with the Jelco business from and after May 21, 2003. Our cash flow provides us with a substantial degree of flexibility to service our debt and fund our growth initiatives. In addition, we have available manufacturing capacity to increase production without incurring significant incremental capital expenditures.

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  Experienced and Incentivized Management.    Our senior management team has an average of 20 years experience within the healthcare industry. This management team is credited with successfully improving operations and significantly increasing Medex's profitability following its management buyout in February 2001. In addition, our management team has demonstrated the ability to launch new operations, introduce new products and integrate operations from acquisitions. Our management owns approximately 10% of the equity of our parent and holds vested in-the-money options, which, if exercised, would result in an additional 5% ownership.

Business Strategy

        We intend to strengthen our market leadership positions, maximize profitability and enhance cash flow through the following strategies:

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  Further Penetrate Our Existing Customer Base.    We believe the combination of Medex and the Jelco business provides significant opportunities to cross-sell our systems and products and further penetrate our customer base. For example, anesthesiologists and neonatologists have been slower to convert to safety catheters. We believe that we can extend Medex's success in selling products to these customers to increase the rate of conversion to safety PIVCs by anesthesiologists and neonatologists. We also seek to exploit Jelco's long-standing relationships with GPOs and hospital purchasing departments to cross-sell Medex's products.

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  Expand International Sales.    Approximately 43% of our net sales in 2003 were derived from sales to customers outside North America, and we believe that sales of products outside the United States continue to represent a significant growth opportunity. We believe that as concern over accidental needle sticks increases outside the United States, the conversion process from conventional to safety PIVCs will accelerate, positioning us to increase international sales of our higher priced, higher margin safety PIVCs. As part of our business strategy, we intend to increase our position in targeted geographical markets, including emerging international markets, by establishing distribution channels and direct sales forces in countries where we have little or no distribution network and by developing new products or modifying existing products to satisfy local market preferences or requirements.

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  Continue to Develop Innovative Products.    We consistently strive to develop and introduce innovative proprietary products. Product innovation and new product development fuel our growth and are the primary drivers behind our leading position in the industry. We are currently developing infusion pumps that further reduce the likelihood of improper drug administration. Our anti-microbial material can be molded or extruded into our medical products to reduce the likelihood of infections. Our new line of respiratory products will focus on the growing markets for unit dose solutions and drugs. We believe that innovations in unit dose drug delivery will continue to gain traction as the focus on adverse drug events increases.

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  Reduce Production and Operating Costs.    We will seek to further reduce production and operating costs by eliminating redundant expenses and by controlling fixed and variable operating expenses and capital spending. We closely monitor cost budgets, production waste and product quality in order to control and reduce our operating expenses. Each of Medex and Jelco has demonstrated the ability to control its respective operating costs. We are in the process of reducing manufacturing expenses by relocating certain operations to maximize capacity and effectiveness and to take advantage of low cost labor for manual assembly. We believe our disciplined approach to controlling expenses and capital spending will enable us to continue improving our margins and cash flow.

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  Pursue Strategic Acquisitions.    We believe that strategic acquisitions represent an effective means to broaden our product lines. We intend to pursue opportunities that enhance sales growth, increase customer and geographic diversity, offer complementary products with established brand names, have proven technologies and provide potential sales, marketing and manufacturing synergies.

The Jelco Acquisition and Related Transactions

        On May 21, 2003, Medex acquired the Jelco business from Ethicon for approximately $340.0 million in cash. Medex funded the purchase price for the Jelco acquisition with proceeds from the offering of the outstanding notes, from borrowings under the credit facility and from the proceeds of an equity investment by One Equity Partners LLC in MedVest. On May 21, 2003, pursuant to a recapitalization agreement dated April 21, 2003 entered into by MedVest, OEP MedVest LLC, an affiliate of One Equity Partners, and all of the existing stockholders of MedVest (other than the Medex Employee Stock Ownership Plan), One Equity Partners, through OEP MedVest LLC, invested $119.5 million to acquire 83.2% of MedVest's capital stock, on a fully-diluted basis, through a series of stock purchases from MedVest and its existing stockholders. In connection with the Transactions, MedVest made a cash capital contribution of $101.2 million to Medex. See "The Jelco Acquisition and Related Transactions."

        The following diagram illustrates our structure following the completion of the Transactions:

(1)
On May 21, 2003, One Equity Partners, through OEP MedVest LLC, an affiliate of One Equity Partners, invested $119.5 million in MedVest Holdings Corporation.

(2)
Includes participants in U.S. and comparable European stock ownership plans.

(3)
Ownership percentages include, on a fully diluted basis, unexercised vested and unvested options for shares to be issued, excluding shares currently available for potential future issuance.

(4)
MedVest and our U.S. subsidiaries guarantee, on a senior secured basis, borrowings under the credit facility.

(5)
None of our non-U.S. subsidiaries guarantee the notes or any borrowings under the credit facility. As of December 31, 2003, these subsidiaries had total liabilities of $30.9 million outstanding, excluding intercompany liabilities.

Equity Sponsor

        One Equity Partners LLC is the private equity division of Bank One Corporation, a U.S. banking institution with over $270 billion in assets. One Equity Partners manages more than $3.0 billion in capital for Bank One. The affiliation One Equity Partners has with Bank One is a unique differentiating factor which allows it to take a longer-term, more strategic perspective and aligns its interests with those of management and corporate partners. Within the healthcare industry, One Equity Partners has had success in acquiring corporate division or product segment divestitures similar to the Jelco business, such as its acquisitions of Kendro Laboratory Products (a leading manufacturer of life sciences equipment) and AbilityOne Corporation (a leading distributor of rehabilitation products).

        Medex is an Ohio corporation and a wholly owned subsidiary of MedVest, an Ohio corporation whose only asset is its investment in Medex. Medex's principal executive office is located at 2231 Rutherford Road, Carlsbad, California 92008, and its telephone number is (760) 602-4400. Our website can be found at www.medex.com. Information on our website is not deemed to be a part of this prospectus.

The Exchange Offer

        The following summary is provided solely for your convenience. This summary is not intended to be complete. You should read the full text and more specific details contained elsewhere in this prospectus. For a more detailed description of the notes, see "Description of the Notes."

The Exchange Offer	We are offering to exchange up to $200,000,000 in aggregate principal amount of our 8 7/8% Senior Subordinated Notes due 2013. The outstanding notes were originally issued and sold by Medex on May 21, 2003, in reliance on an exemption from registration under the Securities Act.
We believe you may offer the new notes for resale, resell and otherwise transfer them without compliance with the registration or prospectus delivery provisions of the Securities Act if:
	•	you are acquiring the new notes in the ordinary course of your business;
	•	you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in the distribution of the new notes issued to you; and
	•	you are not an affiliate, under Rule 405 of the Securities Act, of ours.
Expiration Date
The exchange offer, once commenced, will remain open for at least 20 business days and will expire at 5:00 p.m., New York City time, on May 5, 2004, unless we decide to extend the expiration date, but in no event will we extend the expiration date past May 13, 2004.
Conditions to the Exchange Offer	We may end or amend the exchange offer if:
	•	any legal proceeding, government action or other adverse development materially impairs our ability to complete the exchange offer;
	•	any SEC rule, regulation or interpretation materially impairs the exchange offer; or
	•	we have not obtained all necessary governmental approvals with respect to the exchange offer.

Please refer to the section in this prospectus entitled "The Exchange Offer—Conditions to the Exchange Offer" for a complete discussion of these conditions. We may waive any or all of these conditions. At this time, there are no adverse proceedings, actions or developments pending or, to our knowledge, threatened against us that would prohibit us from completing the exchange offer. Furthermore, no federal or state governmental approvals are necessary to complete the exchange offer.

Withdrawal Rights	You may withdraw the tender of your outstanding notes at any time before 5:00 p.m., New York City time, on May 5, 2004.
Procedures for Tendering Outstanding Notes	To participate in the exchange offer, you must:
• complete, sign and date the accompanying letter of transmittal, or a facsimile copy of the letter of transmittal; or
• tender outstanding notes following the procedures for book-entry transfer described on pages 46 to 48.
You must mail or otherwise deliver the documentation and your outstanding notes to The Bank of New York, as exchange agent, at one of the addresses listed on the letter of transmittal.
Special Procedures for Beneficial Owners
If you hold outstanding notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact that person promptly if you wish to tender outstanding notes. Please refer to the section in this prospectus entitled, "The Exchange Offer—Procedures for Tendering Outstanding Notes" for more specific instructions on tendering your outstanding notes.
Guaranteed Delivery Procedures
If you wish to tender your outstanding notes and you cannot get required documents to the exchange agent on time, or you cannot complete the procedure for book-entry transfer on time, you may tender your outstanding notes according to the guaranteed delivery procedures described in this prospectus under the heading "The Exchange Offer—Procedures for Tendering Outstanding Notes."
Use of Proceeds	We will not receive any proceeds from the exchange offer.
Federal Income Tax Consequences
The exchange of notes will not be a taxable event to you for United States federal income tax purposes. Please refer to the section in this prospectus entitled "Certain United States Federal Tax Considerations" for a more complete discussion of the tax consequences of tendering your outstanding notes in the exchange offer.
Exchange Agent
The Bank of New York is serving as exchange agent in the exchange offer. Please refer to the section in this prospectus entitled "The Exchange Offer—Exchange Agent" for more information on the exchange agent.

The New Notes

        We use the term "notes" when describing provisions that apply to both the outstanding notes and the new notes. The new notes will evidence the same debt as the outstanding notes. The same indenture will govern both the outstanding notes and the new notes. Please refer to the section in this prospectus entitled "Description of the Notes" for a more complete description of the terms of the notes.

Issuer	Medex, Inc.
Notes Offered	$200,000,000 aggregate principal amount of 8 7/8% Senior Subordinated Notes due 2013.
Guarantees
All payments with respect to the notes, including principal and interest, are fully and unconditionally guaranteed on an unsecured senior subordinated basis by our parent company and each of our existing and future domestic subsidiaries. Each of the guarantors also guarantees our credit facility on a senior secured basis.
Maturity Date	May 15, 2013.
Interest Payment Dates	May 15 and November 15, commencing November 15, 2003.
Ranking	The notes and the guarantees will be unsecured and:
• subordinate in right of payment to all of our and the guarantors' existing and future senior indebtedness (including our and the guarantors' obligations under the credit facility);
• equal in right of payment to our and the guarantors' future senior subordinated indebtedness; and
• senior in right of payment to our and the guarantors' future subordinated indebtedness.
As of December 31, 2003:
• our outstanding senior indebtedness was approximately $129.4 million;
• the guarantors have guaranteed senior indebtedness of approximately $129.4 million, which consisted exclusively of guarantees of our borrowings under the credit facility; and
• our non-guarantor subsidiaries had approximately $30.9 million of liabilities outstanding, excluding intercompany liabilities.
Optional Redemption	At any time on or after May 15, 2008, we may redeem some or all of the notes at the redemption prices described in the section "Description of the Notes—Optional Redemption."
At any time before May 15, 2006, we may redeem up to 35% of the original aggregate principal amount of the notes with the net cash proceeds of one or more equity offerings, provided that

	•	we pay 108.875% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to the date of redemption and any liquidated damages, and
	•	at least 65% of the original aggregate principal amount of the notes remains outstanding after the redemption.
See "Description of the Notes—Optional Redemption."
Covenants	The indenture, among other things, will limit our ability and that of our restricted subsidiaries to:
	•	incur additional indebtedness and issue preferred stock;
	•	pay dividends or make other distributions;
	•	make other restricted payments and investments;
	•	create liens;
	•	incur restrictions on the ability of our or their subsidiaries to pay dividends or other payments to us or them;
	•	sell assets;
	•	merge or consolidate with other entities; and
	•	Center into transactions with affiliates.
These covenants are subject to a number of important exceptions and limitations, which are described under the heading "Description of the Notes—Certain Covenants."

Risk Factors

        You should consider carefully all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth in the section entitled "Risk Factors" for an explanation of certain risks of participating in the exchange offer.

Summary Financial Information

        We derived the annual MedVest historical information from the audited consolidated financial statements of MedVest as of and for the years ended December 31, 2003 and December 31, 2002 and as of December 31, 2001 and for the period from February 9, 2001 (date operations commenced) through December 31, 2001. Information was also derived from the unaudited predecessor financial statements for the period from January 1, 2001 through February 8, 2001. The results presented for the year ended December 31, 2003 includes results of the Jelco business since May 21, 2003. The information is only a summary and should be read in conjunction with "Capitalization," "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto included elsewhere in this prospectus. The historical results included below and elsewhere in this document are not indicative of the future performance of MedVest.

	Predecessor(1)
	Period from January 1, 2001 to February 8, 2001(2)		Year Ended December 31, 2001(2)	Period from February 9, 2001 to December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2003
	(Dollars in thousands)
Statement of operations data:
Net sales	$9,884		$90,865	$80,981	$100,757	$219,110
Cost of sales	5,928		55,954	50,026	59,004	124,568

Gross profit	3,956		34,911	30,955	41,753	94,542
Selling, general and administrative expenses	3,075		27,965	24,890	33,389	76,072
Loss from operations of abandoned facility	—		—	—	59	2,132

Operating profit	881		6,946	6,065	8,305	16,338
Interest expense (income), net	(145)		4,436	4,581	7,159	20,240
Loss on extinguishment of debt	—		396	396	2,549	3,727
Other (income) expense	(57)		(293)	(236)	(555)	(703)

Income (loss) before provision for income taxes	1,083		2,407	1,324	(848)	(6,926)
Provision for income taxes	275		1,433	1,158	848	460

Net income (loss)	$808		$974	$166	$(1,696)	$(7,386)

Balance sheet data (at period end):
Cash and cash equivalents	n/a		$1,252	$1,252	$1,282	$23,860
Total assets	n/a		64,273	64,273	71,538	474,184
Total debt	n/a		33,131	33,131	61,300	329,350
Redeemable warrants	n/a		5,355	5,355	—	—
Shareholders' equity (deficit)	n/a		(970)	(970)	(3,660)	90,523
Other financial data and ratios:
Gross profit margin	40.0%		38.4%	38.2%	41.4%	43.1%
Depreciation and amortization	$780		$4,814	$4,034	$3,653	$15,951
Capital expenditures	391		3,766	3,375	3,173	10,981
Cash provided by (used in):
Operating activities	n/a	(5)	9,852	9,852	2,477	23,957
Investing activities	n/a	(5)	(3,550)	(3,550)	(3,025)	(352,680)
Financing activities	n/a	(5)	(7,357)	(7,357)	448	352,690
EBITDA(3)	1,718		12,053	10,335	12,513	32,992
Ratio of earnings to fixed charges(4)	n/a		n/a	1.29	0.88	0.66

(1)
The predecessor's former parent company and the predecessor were purchased on October 27, 1999 by Compangnie de Saint-Gobain ("Saint-Gobain"). Saint-Gobain elected not to allocate any purchase price to the predecessor; accordingly the financial statements of the predecessor are presented on a historical basis. Both the predecessor's former parent company and Saint-Gobain charged certain general and administrative support services to the predecessor. In the opinion of management, these charges have been determined on a reasonable basis and reflect the expenses of the predecessor as operated by the parent. However, the charges for the support services were not necessarily indicative of the level of expenses that might have been incurred had the predecessor been operating as a stand-alone entity.

(2)
The information provided in the period from January 1, 2001 to February 8, 2001 and the year ended December 31, 2001 are non-GAAP financial information derived from our internal records. This information has been included to provide more meaningful and comparable information to the readers of this prospectus and is not intended to provide a GAAP measure of our operations.

(3)
EBITDA is defined as net income (loss) before depreciation and amortization, income taxes, and interest expense (including loss on extinguishment of debt). The table below includes a reconciliation from net income to EBITDA. This data should not be considered as an alternative to any measure of performance or liquidity as promulgated under generally accepted accounting principles (such as cash provided by/used in operating, investing and financing activities), nor should this data be considered as an indicator of our overall financial performance. Also, the EBITDA definition used by us may not be comparable to similarly titled measures reported by other companies.

Reconciliation of net income to EBITDA:

	Predecessor(1)
	Period from January 1, 2001 to February 8, 2001	Year Ended December 31, 2001	Period from February 9, 2001 to December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2003
	(Dollars in thousands)
Income (loss) before taxes	$1,083	$2,407	$1,324	$(848)	$(6,926)
Interest expense (income), net	(145)	4,436	4,581	7,159	20,240
Loss on extinguishment of debt	—	396	396	2,549	3,727
Depreciation and amortization	780	4,814	4,034	3,653	15,951

EBITDA	$1,718	$12,053	$10,335	$12,513	$32,992

(4)
For purposes of calculating the ratio of earnings to fixed charges, earnings include income (loss) before taxes plus fixed charges. Fixed charges consist of interest expenses.

(5)
Cash provided by (used in) operating activities, investing activities and financing activities for the period from January 1, 2001 to February 8, 2001 could not be derived from the unaudited predecessor financial statements.

RISK FACTORS

        In considering whether to tender your outstanding notes in the exchange offer, you should carefully consider all the information we have included in this prospectus. In particular, you should carefully consider the risk factors described below.

Risks Relating to Our Business

We have a limited operating history as a combined entity, and following our management buyout in 2001, we have a limited history as a stand-alone entity upon which you can base your investment decision.

        On May 21, 2003, One Equity Partners, through an affiliate of One Equity Partners, made a significant equity investment in MedVest, and Medex simultaneously acquired the Jelco assets from Ethicon. Medex began operations as a stand-alone entity through a leveraged management buyout that was completed on February 9, 2001. As a result, we have a limited history operating as a stand-alone entity and note holders have limited operating and financial data about us as a stand-alone entity upon which to base an evaluation of our performance and whether to tender their outstanding notes in the exchange offer. Our past performance and cash flows may not be indicative of our future performance, which will be subject to prevailing economic conditions in our markets and to financial, business and other factors affecting our business operations, including factors beyond our control.

If we are unable to successfully integrate the Jelco business into our business, our operations could be disrupted.

        Our acquisition of the Jelco business significantly increased the size and geographic scope of our operations. Our ability to integrate the Jelco business with our existing business is critical to the future success of our business. Our integration strategies are subject to numerous conditions beyond our control, including the possibility of negative reactions by existing customers or employees or adverse general and regional economic conditions, general negative industry trends and competition.

        We also may be unable to achieve the anticipated synergies and benefits from the Jelco acquisition. If we are unable to realize these anticipated benefits due to our inability to address the challenges of integrating the Jelco business or for any other reason, it could have a material adverse effect on our business and financial and operating results.

        The successful integration of the Jelco business requires us to, among other things, retain key employees from the Jelco business who, at the completion of the Jelco acquisition, decided to work for us. Our future performance depends, in part, on our ability to successfully integrate these new employees into our company. Our failure to retain and successfully integrate these new employees could disrupt our ongoing business.

        Medex's management had not previously undertaken an acquisition of this size and complexity. We are determining the extent to which our management information systems are compatible with those of the Jelco business and implementing any modifications necessary to successfully integrate the two systems. As a result, the Jelco acquisition requires additional attention from, and place substantial demands upon, our senior management, which may make it more difficult for them to manage our business.

Loss of the Johnson & Johnson affiliation could diminish our sales of PIVCs.

        The Johnson & Johnson brand name is well known in the medical products industry. As a result of Medex's acquisition of the Jelco business from the Ethicon subsidiary of Johnson & Johnson, following a transition period, Jelco PIVCs may no longer be marketed and distributed with any affiliation to Johnson & Johnson. As a result, we may lose any potential benefit from our PIVCs' affiliation with the widely recognized Johnson & Johnson brand and Johnson & Johnson's broad product offerings. The loss of the Johnson & Johnson affiliation could place us at a disadvantage to our better brand-recognized competitors in competing for new business in the safety and conventional PIVC markets.

We derive a majority of our revenues from sales of PIVCs, so diminished sales of PIVCs could have severe consequences on our cash flow and results of operations.

        For the year ended December 31, 2003, our PIVC products accounted for approximately 52.4% of our net sales. Our PIVC sales, both in terms of quantity and price, could be adversely affected by a number of factors, including loss of GPO contracts, increased competition and manufacturing defects or product recalls. Any such decrease in our PIVC sales would reduce our revenues and could negatively impact our cash flow and operating results.

The highly competitive market for our products may create adverse pricing pressures.

        The market for our products is highly competitive and our customers have numerous supply alternatives. Many of our competitors offer a range of products in areas other than those in which we compete, which may make such competitors' products more attractive to surgeons, hospitals, GPOs and others. There are many factors that could lead our customers to choose products offered by our competitors, including:

  •
  changes in practitioner preferences;

  •
  our inability to furnish products to them because of supply disruptions; and

  •
  the introduction by competitors of new products, new features to existing products or lower priced products.

        In addition, some of our competitors are larger and have greater financial resources than we do and some competitors offer a broader range of products. Competitive pricing pressures or the introduction of new products by our competitors could have an adverse effect on our sales. Because our customers are not bound by long-term supply arrangements with us, we may lose customers at any time. Following such customer loss, we may be unable to shift our production to other products, which could lead to an accompanying adverse effect on our profitability. See "Business—Competition" for a further discussion of these competitive forces.

There is a concentration of buying power among our U.S. customers, which may increase competition for sales and put downward pressure on pricing.

        A large number of sales in the U.S. hospital market are made to individual hospitals through long-term contracts with GPOs that aggregate the buying power of their member hospitals and monitor compliance with purchase commitments. GPOs often enter into exclusive contracts with as few as one or two providers of medical products for a period of several years. If we are not one of the selected providers, it may be more difficult to sell our products to members of a GPO. Even if we are a selected provider, we may be at a disadvantage relative to other selected providers that are able to offer volume discounts based on bundled purchases of a broader range of medical equipment and supplies. In addition, these contracts typically may be terminated by either party with relatively short notice and without cause. The termination or loss of these GPO contracts also could diminish our ability to maintain expected sales volumes for our PIVCs.

Cost reduction efforts in the healthcare industry could result in decreased prices and margins, resulting in decreased profits.

        In recent years, the healthcare industry has undergone significant change driven by various efforts to reduce costs, including efforts at national healthcare reform, trends toward managed care, cuts in Medicare, consolidation of healthcare distribution companies, and collective purchasing arrangements by GPOs and IDNs. Demand for our products may be adversely affected by these trends, which could force us to lower prices for our products.

Acquisitions are and will continue to be an important part of our growth strategy; failure to consummate strategic acquisitions could limit our growth and failure to successfully integrate acquisitions could adversely impact our results.

        Our business strategy includes continued growth through strategic acquisitions, which depends upon the availability of suitable acquisition candidates at reasonable prices and our ability to quickly resolve transitional challenges. Failure to consummate appropriate acquisitions could adversely impact our growth and failure to successfully integrate them could adversely affect our results. We may not have sufficient management and other resources to accomplish the integration of our past and future acquisitions, and implementing our acquisition strategy may strain our relationships with customers, suppliers, distributors, manufacturing personnel or others. These challenges include integration of product lines, sales forces and manufacturing facilities and decisions regarding divestitures, cost reductions and realizing other synergies. Also, these challenges involve risks of employee turnover, disruption in product cycles and the loss of sales momentum. Moreover, we can give no assurance that we will be able to identify and make acquisitions on acceptable terms or that we will be able to obtain financing for such acquisitions on acceptable terms. In addition, while we are generally entitled to customary indemnification from sellers of businesses for any difficulties that may have arisen prior to our acquisition of each business, acquisitions may involve exposure to unknown liabilities and the amount and time for claiming under these indemnification provisions is often limited. As a result, our financial performance is now and will continue to be subject to various risks associated with the acquisition of businesses, including the financial effects associated with any increased borrowing required to fund such acquisitions.

We may not be able to keep pace with technological change or to successfully develop new products, which could place us at a competitive disadvantage.

        The successful implementation of our business strategy requires us to continuously evolve our existing products and introduce new products to meet our customers' needs. Our products are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. If we fail to meet these requirements, our business could be at risk of losing customers or incurring liability.

        In addition, the market for our products is characterized by changing technology. Our future financial performance will depend in part on our ability to develop and manufacture new products that keep pace with changing technology on a cost-effective basis, to introduce them to the market on a timely basis and to have our products accepted by critical care providers.

        We may not be able to keep pace with technological changes or to develop viable new products. Factors which could cause delay in releasing new products or even cancellation of our plans to produce and market these new products include:

  •
  research and development delays;

  •
  delays in securing regulatory approvals;

  •
  intellectual property rights of others; or

  •
  changes in the competitive landscape, including the emergence of alternative products or solutions which reduce or eliminate the markets for pending products.

Future exchange rate fluctuations or inflation may adversely affect our results of operations.

        In 2003, international sales represented over 43% of our net sales, and we manufacture some of our products, in our facilities in Mexico, Italy, United Kingdom, Germany and Scotland. We measure our financial position and results of operations from substantially all of our international operations, other than most U.S. export sales, using local currency of the countries in which we conduct such operations and then translate them into U.S. dollars. The reported income of our foreign subsidiaries is impacted by fluctuations in the U.S. dollar in relation to a particular local currency. Our U.S. export sales may also be affected by foreign currency fluctuations relative to the value of the U.S. dollar as foreign customers may adjust their purchasing levels according to the weakness or strength of their respective currencies versus the U.S. dollar. In addition, any future increases in the inflation rate in any country where we have operations may negatively affect our results of operations. To the extent these local currencies fluctuate relative to the U.S. dollar, our business, financial condition and results of operations could be adversely affected.

The loss of key personnel could harm our business, financial condition or results of operations.

        Our continued success will largely depend on the abilities and performance of our management team, including that of our chief executive officer, Mr. Dominick Arena. Our future operations could be harmed if Mr. Arena or any of our senior executives or other key personnel ceased working for us.

Changes in international trade laws and in the business, political and regulatory environment abroad could materially adversely affect our business.

        An event that has a material adverse impact on our foreign operations may materially adversely affect our operations as a whole. The business, regulatory and political environments in countries where we have operations differ from those in the United States and our foreign operations are exposed to a number of inherent risks, including, but not limited to:

  •
  changes in international trade laws, such as the North American Free Trade Agreement, or NAFTA, affecting our activities in Mexico;

  •
  changes in local labor laws and regulations affecting our ability to hire and retain local employees;

  •
  labor disruptions and other risks associated with organized labor at our Italian and Mexican facilities;

  •
  imposition of limitations on conversions of foreign currencies into dollars or remittance of dividends and other payments by foreign subsidiaries;

  •
  imposition or increase of withholding and other taxes on remittance and other payments by foreign subsidiaries;

  •
  longer payment cycles;

  •
  greater difficulties in collecting accounts receivable;

  •
  trade barriers;

  •
  political risks, including political instability;

  •
  reliance on third parties to distribute our products;

  •
  hyperinflation in certain foreign countries;

  •
  imposition or increase of investment and other restrictions by foreign governments;

  •
  unexpected changes in the regulatory environment; and

  •
  changes in general economic conditions in countries that have historically been less stable than the United States.

        If any of the events described were to occur, it could have a material adverse effect on our business, financial condition and results of operations.

Failure to manufacture products in compliance with regulatory standards could result in recalls, fines or materially adverse implications for our business, or we may decide to cease manufacture of those products.

        Substantially all of our products are classified as medical devices subject to regulation by the Food and Drug Administration (the "FDA"). The research, design, testing, manufacturing, labeling, marketing, distribution and advertising of our products are subject to extensive regulation by governmental authorities in the United States and other countries. As a manufacturer of medical devices, our manufacturing processes and facilities are subject to on-site inspection and continuing review by the FDA for compliance with the Quality System Regulations. Manufacturing and sales of our products outside the United States are also subject to foreign regulatory requirements that vary from country to country. The time required to obtain approvals from foreign countries may be longer or shorter than that required for FDA approval, and requirements for foreign approvals may differ from FDA requirements. Failure to comply with applicable domestic and/or foreign requirements can result in:

  •
  fines or other enforcement actions;

  •
  recall or seizure of products;

  •
  total or partial suspension of production;

  •
  withdrawal of existing product approvals or clearances;

  •
  refusal to approve or clear new applications or notifications;

  •
  increased quality control costs; or

  •
  criminal prosecution.

        The failure to comply with Quality System Regulations and other FDA regulations and applicable foreign regulations could have a material adverse effect on our business, financial condition or results of operations.

        In addition to the Quality System Regulations, other FDA regulations and similar foreign regulations, many of our products are also subject to industry-set standards. We may not be able to comply with these regulations and standards due to deficiencies in component parts or our manufacturing processes. If we are not able to comply with the Quality System Regulations or industry-set standards, we may not be able to fill customer orders, and we may decide to cease production of non-compliant products. Failure to produce products could affect our profit margins and could lead to loss of customers.

        Our products are subject to product recall, and product recalls have been made in the past. We cannot assure you that regulatory issues will not have a material adverse effect in the future or that any past or future product recall will not harm our reputation and our relationships with our customers.

We can be sued for producing defective products and our insurance coverage may be insufficient to cover the nature and amount of any product liability claims.

        The nature of medical products and today's litigious environment should be regarded as potential risks that could significantly and adversely affect our financial condition and results of operations. The insurance we maintain to protect against claims associated with the use of our products may not adequately cover the amount or nature of any claim asserted against us, and we are exposed to the risk that our claims may not be covered or that our insurers may become insolvent.

Failure to comply with healthcare laws affecting the marketing of medical products could result in civil and criminal penalties or exclusion of our products from federal healthcare programs.

        In marketing our products, we are subject to federal and state healthcare anti-kickback laws, which prohibit persons from knowingly and willfully paying or receiving remuneration in return for referrals or in return for purchasing, leasing, ordering, or arranging for or recommending purchasing, leasing or ordering healthcare services or items. These laws have been interpreted by courts and governmental authorities to apply to arrangements in which medical product companies provide compensation, discounts, fees, grants, or other forms of remuneration to physicians, hospitals, and other customers or potential customers. Although there are statutory exceptions and regulatory safe harbors under the federal anti-kickback law, these exceptions and safe harbors are narrow, and our practices may not in all cases meet all of the criteria for safe harbor protection from anti-kickback liability. State anti-kickback laws do not always have exceptions or safe harbors. See "Business—Regulatory Matters—Anti-Kickback Laws" for a more complete discussion of these laws.

        Because of the breadth of these statutes, it is possible that some of our business activities could be subject to challenge under one or more of such laws. Such a challenge could result in civil or criminal penalties, or exclusion of our products from reimbursement under government healthcare programs such as Medicare and Medicaid, which could have a material adverse effect on our business and financial condition.

We may be unable to adequately protect our intellectual property, which could reduce our competitive advantage.

        Much of the technology used in the markets in which we compete is covered by patents. We have numerous U.S. patents and corresponding foreign patents that are expected to expire by their own terms at various dates and have additional patent applications pending that may not result in issued patents. Competitors may be able to design around our patents to compete effectively with our products. Also, our competitors may allege that our products infringe upon their patents, leading to voluntary or involuntary sales disruptions and a loss of revenues. In addition, the cost to prosecute infringements of our patents or the cost to defend our products against patent infringement actions brought by others could be substantial. We cannot assure you that:

  •
  pending patent applications will result in issued patents;

  •
  patents issued to or licensed by us will not be challenged by competitors;

  •
  our patents will be found to be valid or sufficiently broad to protect our technology or provide us with a competitive advantage; and

  •
  we will be successful in defending against pending or future patent infringement claims asserted against our products.

        In addition, we may not be able to obtain patents or other protections on our future innovations.

Increases in oil prices may adversely affect the costs of our raw materials and impact our financial performance.

        We purchase large amounts of commodity-based raw materials, including oil-derived polymer resins. The costs of our raw materials are subject to price fluctuations as a result of domestic and world commodity market conditions and periodic supply interruptions. Given our competitive markets, it is often not possible to pass all of these increased costs on to our customers.

We may be subject to work stoppages at our facilities, which could seriously impact the profitability of our business.

        As of December 31, 2003, we had approximately 1,910 employees, of whom approximately 980 were employed in the United States and approximately 930 were employed abroad. Approximately 370 of our employees in Europe and Latin America are subject to forms of collective bargaining agreements, where work stoppages are relatively common. If our unionized workers were to engage in a strike, work stoppage or other slowdown in the future, we could experience a significant disruption of our operations, which could interfere with our ability to manufacture and deliver products on a timely basis and could have other negative effects, such as decreased productivity and increased labor costs. In addition, if a greater percentage of our work force becomes unionized, our business and financial results could be materially adversely affected. Any interruption in the delivery of our products could reduce demand for our products and could have a material adverse effect on our profitability.

We are controlled by One Equity Partners, whose interests in our business may be different than yours.

        One Equity Partners, through an affiliate of One Equity Partners, owns 83.2% of our parent's equity, on a fully diluted basis, and has the ability to control our affairs in all cases and a majority of the board is associated with One Equity Partners. In addition, One Equity Partners controls the appointment of management, the entering into of mergers, sales of substantially all of our assets and other extraordinary transactions. The interests of One Equity Partners could conflict with yours. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of One Equity Partners as an equity holder might conflict with your interests as a note holder. One Equity Partners may also have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investments, even though such transactions might involve risks to you as a holder of the notes. In addition, One Equity Partners or its affiliates may in the future own businesses that directly compete with ours.

Risks Relating to the Notes and the Exchange Offer

Our substantial level of indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations on the notes.

        We have a substantial amount of indebtedness that requires significant interest payments. As of December 31, 2003, we had approximately $329.4 million of total debt. In addition, subject to restrictions in the indenture for the notes, we may incur additional indebtedness.

        Our substantial level of indebtedness could have important consequences to you, including the following:

  •
  limiting our ability to fund working capital, capital expenditures, acquisitions or other general corporate purposes;

  •
  requiring us to use a substantial portion of our cash flow from operations to pay interest and principal on the notes and other indebtedness, which will reduce the funds available to us for purposes such as potential acquisitions, capital expenditures, marketing, development and other general corporate purposes;

  •
  exposing us to fluctuations in interest rates, to the extent our borrowings bear variable rates of interest, including through interest rate swap agreements;

  •
  placing us at a competitive disadvantage compared to our competitors that have less debt;

  •
  reducing our flexibility in planning for, or responding to, changing conditions in our industry, including increased competition; and

  •
  making us more vulnerable to general economic downturns and adverse developments in our business.

We require a significant amount of cash to service our indebtedness. Our ability to generate cash depends on many factors beyond our control.

        Our ability to make payments on and to refinance our indebtedness, including the notes, and to fund working capital needs and planned capital expenditures depends on our ability to generate cash in the future. Our ability to generate cash, to a certain extent, is subject to general economic, financial, competitive, regulatory, legislative and other factors that are beyond our control.

        We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in amounts sufficient to enable us to pay our indebtedness, including the notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including the notes, on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including our credit facility and the notes, on commercially reasonable terms or at all.

If we incur more indebtedness, the risks associated with our substantial leverage, including our ability to service our indebtedness, will increase.

        The indenture relating to the notes and the credit agreement governing our credit facility permit us, subject to specified conditions, to incur a significant amount of additional indebtedness. If we incur additional debt above current levels, the risks associated with our substantial leverage, including our ability to service our debt, would increase.

Your right to receive payments on the notes and guarantees is subordinated to our senior debt.

        Payment on the notes and guarantees is subordinated in right of payment to all of our and the guarantors' current and future senior debt, including our and the guarantors' obligations under our credit facility. As a result, upon any distribution to our creditors or the guarantors' creditors in a bankruptcy, liquidation, reorganization or similar proceeding relating to us or the guarantors or our or their property, the holders of our and the guarantors' senior debt are entitled to be paid in full in cash before any payment may be made on the notes or the related guarantees. In these cases, we and the guarantors may not have sufficient funds to pay all of our creditors, and holders of the notes may receive less, ratably, than the holders of our senior debt. In addition, all payments on the notes and the related guarantees will be blocked in the event of a payment default on our designated senior debt and may be blocked for up to 179 consecutive days in the event of certain defaults other than payment defaults on our designated senior debt.

        As of December 31, 2003, the notes and the related guarantees are subordinated to approximately $129.4 million of senior debt, and approximately $40.0 million of additional senior debt is available for borrowing under our credit facility. In addition, the indenture governing the notes and our credit facility permit us and the guarantors, subject to specified limitations, to incur additional debt, some or all of which may be senior debt. All amounts outstanding from time to time under our credit facility will be designated senior debt.

The notes are structurally subordinated to all indebtedness of our subsidiaries that are not guarantors of the notes.

        You do not have any claim as a creditor against our subsidiaries that are not guarantors of the notes, including all of our foreign (non-U.S.) subsidiaries, and indebtedness and other liabilities, including trade payables, of those subsidiaries is effectively senior to your claims against those subsidiaries.

        As of December 31, 2003, our foreign subsidiaries had approximately $30.9 million of total liabilities outstanding, excluding intercompany liabilities. In the event of a bankruptcy, liquidation or reorganization of any of our non-guarantor subsidiaries, holders of their indebtedness and their trade creditors will generally be entitled to payment on their claims from assets of those subsidiaries before any assets are made available for distribution to us. Under some circumstances, the terms of the notes permit our non-guarantor subsidiaries to incur additional unspecified indebtedness.

If we fail to meet our payment or other obligations under our credit facility, the lenders under our credit facility can foreclose on, and acquire control of, substantially all of our assets.

        In connection with the incurrence of indebtedness under our credit facility, the lenders under that facility received a pledge of all of the capital stock of our existing domestic subsidiaries and any future domestic subsidiaries and 65% of the capital stock of any of our existing and future foreign subsidiaries. Additionally, these lenders generally have a lien on substantially all of our domestic assets, including our existing and future accounts receivables, cash, inventory, general intangibles, investment property and real property. As a result of these pledges and liens, if we fail to meet our payment or other obligations under the credit facility, the lenders under the credit agreement are entitled to foreclose on substantially all of our assets and liquidate these assets. Under those circumstances, we may not have sufficient funds to pay principal, premium, if any, and interest on the notes. As a result, you may lose a portion of or the entire value of your investment in the notes.

The indenture for the notes and our credit facility imposes significant operating and financial restrictions on us, which may prevent us from capitalizing on business opportunities and taking some corporate actions.

        The indenture for the notes and our credit facility imposes, and the terms of any future debt may impose, significant operating and financial restrictions on us. These restrictions, among other things, limit our ability and that of our subsidiaries to:

  •
  incur or guarantee additional indebtedness;

  •
  issue redeemable preferred stock and non-guarantor subsidiary preferred stock;

  •
  pay dividends or make other distributions;

  •
  repurchase our stock;

  •
  make investments;

  •
  sell or otherwise dispose of assets, including capital stock of subsidiaries;

  •
  create liens;

  •
  prepay, redeem or repurchase debt;

  •
  enter into agreements restricting our subsidiaries' ability to pay dividends;

  •
  enter into transactions with affiliates; and

  •
  consolidate, merge or sell all of our assets.

        In addition, our credit facility requires us to maintain specified financial ratios and satisfy other financial condition tests. We cannot assure you that these covenants will not adversely affect our ability to finance our future operations or capital needs or to pursue available business opportunities or limit our ability to plan for or react to market conditions or meet capital needs or otherwise restrict our activities or business plans. A breach of any of those covenants or our inability to maintain the required financial ratios could result in a default in respect of the related indebtedness. If a default occurs, the relevant lenders could elect to declare the indebtedness, together with accrued interest and other fees, to be immediately due and payable and proceed against any collateral securing that indebtedness.

A court may void the guarantees of the notes or subordinate the guarantees to other obligations of our subsidiary guarantors.

        Although standards may vary depending upon the applicable law, generally under U.S. federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a court could void all or a portion of the guarantees of the notes or subordinate the guarantees to other obligations of the guarantors. If the claims of the holders of the notes against any guarantor were held to be subordinated in favor of other creditors of that guarantor, the other creditors would be entitled to be paid in full before any payment could be made on the notes. If one or more of the guarantees is voided or subordinated, after providing for all prior claims, we may not have sufficient assets remaining to satisfy the claims of the holders of the notes.

Your ability to sell the notes may be limited by the absence of an active trading market, and the notes are subject to restrictions on transfer.

        The new notes are a new issue of securities for which there currently is no established trading market. Consequently, the new notes will be relatively illiquid and you may be unable to sell your notes. The new notes will be registered under the Securities Act, but will constitute a new issue of securities with no established trading market. We do not intend to apply for the new notes to be listed on any securities exchange or to arrange for quotation on any automated dealer quotation system. As a result, we cannot assure you as to the liquidity of any trading market for the new notes or, in the case of any holders of outstanding notes that do not exchange them, the trading market for the notes following the offer to exchange the notes for new notes. We also cannot assure you that you will be able to sell your notes at a particular time or that the prices that you receive when you sell will be favorable.

        Future trading prices of the new notes will depend on many factors, including:

  •
  our operating performance and financial condition;

  •
  our ability to complete the offer to exchange the outstanding notes for the new notes;

  •
  the interest of securities dealers in making a market; and

  •
  the market for similar securities.

We may not be able to repurchase the notes upon a change of control or asset sale.

        Upon a "change of control" or "asset sale", in each case as defined in the indenture, we are required under certain circumstances to make an offer to repurchase all of the outstanding notes at a price equal to, for a change of control, 101% of the principal amount thereof and, for an asset sale, 100% of the principal amount thereof, together with any accrued and unpaid interest and additional interest to the date of repurchase. If a change of control or asset sale were to occur, there can be no assurance that we would have sufficient funds to pay the purchase price for all of the notes that we might be required to purchase. Our future indebtedness may also contain restrictions on our ability to repurchase the notes upon certain events, including transactions that could constitute a change of control or asset sale under the indenture. In addition, our credit facility prohibits us from purchasing the notes in the event of a change of control or asset sale. Our failure to purchase, or give notice of purchase of, the notes is a default under the indenture, which would in turn be a default under our credit facility. In addition, a change of control constitutes an event of default under our credit facility. A default under our credit facility results in an event of default under the indenture governing the notes if the lenders were to accelerate the debt under our credit facility. If the foregoing occurs, we may not have enough assets to satisfy all obligations under our credit facility and the indenture related to the notes. All payments on the notes and the related guarantees will be blocked in the event of a payment default on our designated senior debt and may be blocked up to 179 consecutive days in the event of certain defaults other than payment defaults on our designated senior debt. See "Description of the Notes—Subordination."

If you do not exchange your outstanding notes for the new notes, your notes will continue to have restrictions on transfer.

        If you do not exchange your outstanding notes for the new notes in the exchange offer, or if your outstanding notes are tendered but not accepted, your notes will continue to have restrictions on transfer. In general, you may offer or sell any outstanding notes only if the notes are registered under the Securities Act and applicable state laws, or resold under an exemption from these laws. We do not intend to register the outstanding notes under the Securities Act.

The issuance of the new notes may adversely affect the market for the outstanding notes.

        If the outstanding notes are tendered for exchange, the trading market for untendered and tendered but unaccepted outstanding notes could be adversely affected. Please refer to the section in this prospectus entitled "The Exchange Offer—Consequences of Failure to Exchange."

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

        This prospectus includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions and other information that is not historical information and, in particular, appear under the headings "Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." When used in this prospectus, the words "estimates," "expects," "anticipates," "projects," "plans," "intends," "believes" and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements, including, without limitation, our examination of historical operating trends, are based upon our current expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them, but there can be no assurance that our expectations, beliefs and projections will be realized.

        There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus. Important factors that could cause our actual results to differ materially from the forward-looking statements we make in this prospectus are set forth in this prospectus, including under the heading "Risk Factors." As stated elsewhere in this prospectus, such risks, uncertainties and other important factors include, among others:

  •
  our ability to integrate effectively the operations of businesses that we have acquired or plan to acquire;

  •
  the demand for and market acceptance of our services and products;

  •
  changes in competitive, political and economic conditions in the markets or countries in which we operate;

  •
  our ability to keep pace with changing technologies, regulatory requirements and market expectations;

  •
  our ability to attract and retain qualified personnel;

  •
  changes in, or failure to comply with, federal, state and/or local governmental regulations;

  •
  our ability to protect our patents and other intellectual property, as well as successfully defend against claims brought by our competitors under their patents and intellectual property;

  •
  liability relating to our services and products and other claims asserted against us; and

  •
  changes in prevailing interest rates.

        There may be other factors that may cause our actual results to differ materially from the forward-looking statements.

        All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We do not undertake any obligation to release publicly any revisions to our forward-looking statements to reflect the occurrence of unanticipated events or circumstances after the date of this prospectus.

USE OF PROCEEDS

        We will not receive any proceeds from the exchange offer. In consideration for issuing the new notes, we will receive in exchange outstanding notes of like principal amount, the terms of which are substantially identical in all material respects to the new notes. The outstanding notes surrendered in exchange for new notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the new notes will not result in any increase in our indebtedness. We have agreed to bear the expenses of the exchange offer. No underwriter is being used in connection with the exchange offer.

        We used the net proceeds of the offering of the outstanding notes, together with the initial borrowings under the credit facility and the proceeds from the equity investment by One Equity Partners, to finance the Transactions, including the repayment of approximately $61.7 million of indebtedness as of December 31, 2002 that consisted of:

  •
  approximately $37.0 million of indebtedness under the credit facility that would have matured on December 17, 2005 and that had a weighted average interest rate of 4.60% at December 31, 2002;

  •
  approximately $13.0 million outstanding of senior subordinated notes due September 30, 2007, which bore interest at a rate of 20% per annum;

  •
  approximately $11.3 million outstanding of a junior subordinated note due December 18, 2007, which bore interest at a rate of 30% per annum; and

  •
  approximately $0.4 million related to accrued interest and interest rate protection agreements.

CAPITALIZATION

        The following table sets forth the actual capitalization of MedVest as of December 31, 2003. This table should be read in conjunction with the financial statements of MedVest and notes thereto, included elsewhere in this prospectus.

MedVest Actual as of December 31, 2003
(Dollars in thousands)
Cash and cash equivalents	$23,860

Debt:
Revolving credit facility(1)	$—
Term loan	129,350
Senior subordinated notes	200,000

Total debt	329,350
Shareholders' equity	90,523

Total capitalization	$419,873

(1)
Medex has the ability to borrow $40.0 million under the revolving credit facility.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

        The following unaudited pro forma condensed combined statement of operations for the year ended December 31, 2003 is based upon the historical financial statements of MedVest and Jelco after giving effect to the recapitalization, the purchase of certain assets of Jelco by MedVest using the purchase method of accounting and the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial statement.

        The unaudited pro forma consolidated statement of operations for the year ended December 31, 2003 gives effect to the Transactions as if each occurred on January 1, 2003. The unaudited pro forma consolidated statement of operations data for the year ended December 31, 2003 was derived from MedVest's audited consolidated statement of operations as of December 31, 2003 and Jelco's unaudited statement of direct revenues and expenses for the period ended May 21, 2003. The unaudited pro forma consolidated statement of operations data excludes non-recurring items directly attributable to the Transactions.

        The historical financial statement data of Jelco is not intended to be a complete presentation of the financial position, results of operations or cash flows of Jelco in conformity with generally accepted accounting principles. Prior to the closing of the Transactions, Jelco operated as part of Johnson & Johnson. Consequently, the financial statements have been derived from the consolidated financial statements and accounting records of Johnson & Johnson, and only present the direct revenues and expenses including allocated expenses and reflect significant assumptions and allocations.

        The unaudited pro forma consolidated financial statement data is based on estimates and assumptions set forth in the notes to such information. Pro forma adjustments are necessary to reflect the amortization expense related to amortizable intangible assets, changes in depreciation and amortization expense resulting from fair value adjustments to net tangible assets, interest expense, and the income tax effect related to the pro forma adjustments.

        The unaudited pro forma consolidated financial statement data are presented for informational purposes only and have been derived from, and should be read in conjunction with, the Company's historical consolidated financial statements including the notes thereto. The pro forma adjustments, as described in the notes to the unaudited pro forma condensed consolidated financial statement data, are based on currently available information and certain adjustments that management believes are reasonable. They are not necessarily indicative of the Company's financial position or results of operations that would have occurred had the Transactions taken place on the dates indicated, nor are they necessarily indicative of future financial position or results of operations.

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year Ended December 31, 2003

	MedVest	Jelco(a)(i)		Pro Forma Adjustments		Pro Forma Condensed Combined
	(Dollars in thousands)
Net Sales	$219,110	$81,761				$300,871
Cost of sales	124,568	46,547		564	(b)	171,679
Selling, general and administrative expenses	76,072	20,467	(h)	1,192	(c)	97,731
Loss from operations of abandoned facility	2,132	—		—		2,132

Total operating expenses	202,772			1,756		271,542	(j)

Operating income	16,338			(1,756)		29,329	(j)

Interest expense, net	20,240	186		5,794	(d)	26,220
Loss on early extinguishment of debt	3,727					3,727
Other (income) expense, net	(703)	(691)		743	(e)	(651)

Income (loss) before taxes	(6,926)			(8,293)		33	(j)
Income tax expense	460	230		(230)	(f)	460

Net income (loss)	$(7,386)			$(8,063)		$(427	)(j)

Jelco total expense, net	—	66,739		—		—

Direct revenues in excess of expenses	$—	$15,022		$—		$—

Other financial data:
Depreciation and amortization	$15,951	$5,122		$2,599	(g)	$23,672

See accompanying notes to unaudited condensed combined pro forma statement of operations.

Notes to Unaudited Condensed Combined Pro Forma

Statement of Operations

(a)
Reclassifications have been made to the historical presentation of Jelco in order to conform to the unaudited pro forma combined presentation.

(b)
Represents adjustments to cost of sales for the following items (Dollars in thousands):

Elimination of pension and other post-employment benefits(1)	$(608)
Incremental amortization of fixed assets (see note g)	1,172

Total	$564

    (1)
    Reflects the adjustment to eliminate allocated pension expense related to Jelco employees' participation in the seller's pension and other defined benefit plans. The combined company assumed neither the plans nor the obligations to vested employees and the combined company does not plan to replicate or replace such benefits.

(c)
Represents adjustments to selling, general and administrative expenses for the following items (Dollars in thousands):

Incremental amortization of fixed assets (see note g)	24
Incremental amortization of intangibles (see note g)	1,403
Elimination of pension and other post-employment benefits(1)	(235)

Total	$1,192

    (1)
    Reflects the adjustment to eliminate allocated pension expense related to Jelco employees' participation in the seller's pension and other defined benefit plans. The combined company assumed neither the plans nor the obligations to vested employees and the combined company does not plan to replicate or replace such benefits.

(d)
Reflects pro forma interest expense resulting from the new capital structure based on a three month LIBOR rate of 1.32% as of May, 2003, as follows (Dollars in thousands):

Commitment fees(1)	$200
Term loan B(2)	6,572
Senior subordinated notes(3)	17,750

Cash interest expense on new debt	24,522
Amortization of deferred financing fees(4)	1,634

Pro forma total interest expense on new debt	26,156
Plus: interest expense on patent obligations(5)	64
Less: interest expense recorded by MedVest	(20,240)
Less: interest expense recorded by Jelco	(186)

Pro forma adjustment	$5,794

    The actual interest rates on new debt are subject to change based on prevailing market conditions at the time the debt is issued.

    (1)
    Reflects commitment fees of 0.50% on estimated undrawn funds under the revolving credit facility of $40.0 million.

    (2)
    Reflects pro forma interest expense on the term loan B assuming an initial outstanding balance of $130 million, quarterly principal payments of $0.3 million and an assumed interest rate of LIBOR plus 3.75%.

      A 0.125% change in interest rates would result in a change in the pro forma interest expense of $0.2 million related to the variable term loan, for the period ended December 31, 2003.

    (3)
    Reflects pro forma interest expense on the senior subordinated notes having an outstanding balance of $200.0 million and an interest rate of 8.875%.

      A 0.125% change in interest rates would result in a change in the pro forma interest expense of $0.3 million related to the senior subordinated notes for the period ended December 31, 2003.

    (4)
    Reflects amortization of deferred financing fees over the term of the related facility (five years for the revolving credit facility, six years for the term loan B, and ten years for the senior subordinated notes). The following is a summary of deferred financing fees (in thousands):

	Fees	Useful Life	Annual Amortization
Revolver	$1,035	5	207
Term Loan	3,362	6	560
Senior subordinated notes	8,671	10	867

Amortization of deferred financing fees			$1,634

    (5)
    Reflects the reclassification of $0.2 million related to Jelco interest expense on patent obligations included in other (income) expense for the period ended May 21, 2003.

(e)
Reflects the elimination of royalty income of $0.7 million for the period ended May 21, 2003, as the rights to receive such royalties are being retained by the seller.

(f)
Reflects taxes on income earned in certain foreign jurisdictions.

(g)
Pro forma adjustments reflect incremental depreciation expense resulting from fair value adjustments to fixed assets. This adjustment is based upon estimates by independent appraisers. (Dollars in thousands):

	Fair Value	Useful Life	January 1, 2003 through May 21, 2003
Land and land improvements	$7,677	—	$—
Buildings and leasehold improvements	10,211	20	200
Machinery and equipment	72,316	5	5,665
Furniture, fixtures and office equipment	243	5	19
Construction in progress	5,296	—	—

Pro forma depreciation Jelco			$5,884
Less: historical depreciation			(4,688)

Pro forma adjustment to depreciation			$1,196

  Pro forma adjustments also reflect incremental amortization resulting from fair value adjustments to patents as illustrated below. This adjustment is based on estimates by independent appraisers (Dollars in thousands).

	Fair Value	Useful Life	January 1, 2003 through May 21, 2003
Product technology	$20,600	9	$897
Manufacturing technology	48,000	20	940
Trademarks	40,200	Indefinite	—

Pro forma amortization Jelco			1,837
Less: historical amortization			(434)

Pro forma adjustment to amortization			$1,403

(h)
Selling, general and administrative expenses of Jelco consist of the following (Dollars in thousands):

Selling and marketing	$14,613
General and administrative	3,067
Research and Development	522
Distribution	2,265

Total selling, general and administrative expenses	$20,467

(i)
Jelco amounts included herein were obtained from the unaudited statement of direct revenues and expenses for the period January 1, 2003 through May 21, 2003.

(j)
Pro forma condensed combined totals include amounts related to Jelco financial information had they been presented in MedVest's historical presentation as follows:

Operating expenses	$67,014
Operating income	$14,747
Income (loss) before taxes	$15,252
Net income (loss)	$15,022

SELECTED FINANCIAL DATA

        We derived the annual MedVest historical information from the audited consolidated financial statements of MedVest as of and for the years ended December 31, 2003, December 31, 2002, and as of December 31, 2001 and for the period from February 9, 2001 (date operations commenced) through December 31, 2001. Information was also derived from the unaudited predecessor financial statements for the period from January 1, 2001 through February 8, 2001. The results presented for the year ended December 31, 2003 include results of the Jelco business since May 21, 2003. The information is only a summary and should be read in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto included elsewhere in this prospectus. The historical results included below and elsewhere in this document are not indicative of the future performance of MedVest.

	Predecessor(1)
	Year Ended January 29, 2000(2)	Period from January 1, 2000 to January 29, 2000	Period from January 30, 2000 to December 31, 2000	Year Ended December 31, 2000	Period from January 1, 2001 to February 8, 2001(3)	Year Ended December 31, 2001(3)	Period from February 9, 2001 to December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2003
	(Dollars in thousands)
Statement of operations data:
Net sales	$101,675	$7,231	$78,859	$86,090	$9,884	$90,865	$80,981	$100,757	$219,110
Cost of sales	63,136	4,868	51,335	56,203	5,928	55,954	50,026	59,004	124,568

Gross profit	38,539	2,363	27,524	29,887	3,956	34,911	30,955	41,753	94,542
Selling, general and administrative expenses	34,411	2,363	26,210	28,573	3,075	27,965	24,890	33,389	76,072
Loss from operations of abandoned facility	—	—	—	—	—	—	—	59	2,132

Operating profit	4,128	—	1,314	1,314	881	6,946	6,065	8,305	16,338
Interest expense (income)	207	76	(923)	(847)	(145)	4,436	4,581	7,159	20,240
Loss on extinguishment of debt	—	—	—	—	—	396	396	2,549	3,727
Other (income) expense	13	(464)	(318)	(782)	(57)	(293)	(236)	(555)	(703)

Income (loss) before provision for income taxes	3,908	388	2,555	2,943	1,083	2,407	1,324	(848)	(6,926)
Provision for income taxes	2,320	106	703	809	275	1,433	1,158	848	460

Net income (loss)	$1,588	$282	$1,852	$2,134	$808	$974	$166	$(1,696)	$(7,386)

Balance sheet data (at period end):
Cash and cash equivalents	$2,128	n/a	$1,959	$1,959	n/a	$1,252	$1,252	$1,282	$23,860
Total assets	134,871	n/a	136,123	136,123	n/a	64,273	64,273	71,538	474,184
Total debt	—	n/a	414	414	n/a	33,131	33,131	61,300	329,350
Redeemable warrants	—	—	—	—	n/a	5,355	5,355	—	—
Shareholders' equity (deficiency)(4)	116,548	n/a	123,411	123,411	n/a	(970)	(970)	(3,660)	90,523
Other financial data:
Depreciation and amortization	$8,259	$602	$6,462	$7,064	$780	$4,814	$4,034	$3,653	$15,951
Capital expenditures	1,639	1,980	49	2,029	391	3,766	3,375	3,173	10,981
Ratio of earnings to fixed charges	n/a	n/a	n/a	n/a	n/a	n/a	1.29	0.88	0.66

(1)
The predecessor's former parent company and the predecessor were purchased on October 27, 1999 by Compangnie de Saint-Gobain ("Saint-Gobain"). Saint-Gobain elected not to allocate any purchase price to the predecessor, accordingly the financial statements of the predecessor are presented on a historical basis. Both the predecessor's former parent company and Saint-Gobain charged certain general and administrative support services to the predecessor. In the opinion of management, these charges have been determined on a reasonable basis and reflect the expenses of the predecessor as operated by the parent. However, the charges for the support services were not necessarily indicative of the level of expenses that might have been incurred had the predecessor been operating as a stand-alone entity.

(2)
The fiscal year ended January 29, 2000 includes the operating results and certain assets and liabilities of the silicone extension and liquid injection molding business ("Silicone Business"). This business was not part of the management buyout, which was completed on February 9, 2001. Saint-Gobain relocated and integrated the Silicone Business into their operations during 2000. The operating results of subsequent periods do not reflect the results of the Silicone Business.

(3)
The information provided in the period from January 1, 2001 to February 8, 2001 and the year ended December 31, 2001 are non-GAAP financial information derived from our internal records. This information has been included to provide more meaningful and comparable information to the readers of this prospectus and is not intended to provide a GAAP measure of our operations.

(4)
Equity as of February 8, 2001 consisted of invested capital from Saint-Gobain. See note 1 above.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations is based on Medex's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, our management evaluates its estimates and judgments. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. If actual amounts are ultimately different from previous estimates, the revisions are included in our results for the period in which the actual amounts become known. Historically, the aggregate differences, if any, between our estimates and actual amounts in any year have not had a significant impact on our consolidated financial statements. The following discussion should be read together with "Selected Financial Data," and our consolidated financial statements and the related notes included elsewhere in this prospectus. References to "fiscal year" mean the year ending December 31 for Medex.

Overview—Combined Operations

        Medex historically has focused on manufacturing and distributing a broad range of high quality critical care products, which primarily are used in acute care settings for a variety of both therapeutic and diagnostic procedures. Medex's portfolio of products includes infusion pumps, fluid and drug administration products, pressure monitoring systems, cath lab packs and accessories and respiratory products.

        Medex commenced independent operations on February 9, 2001, following the management buyout of Medex from Saint-Gobain. Medex incurred significant indebtedness in connection with the management buyout. Because Medex was not independently operated until February 9, 2001, Medex has audited financial statements only for periods following February 9, 2001. For year-to-year comparison purposes in the results of operations, we are comparing unaudited financial information for fiscal year 2001 to audited financial information for fiscal year 2002. This information has been included to provide more meaningful and comparable information to the readers of this prospectus and is not intended to provide a GAAP measure of our operations.

        On May 21, 2003, Medex acquired the Jelco business from Ethicon. The Jelco business historically had focused on manufacturing and marketing conventional and safety PIVCs worldwide. Prior to Medex's acquisition of the Jelco assets, Jelco operated as a division of Johnson & Johnson. Due to Jelco's reliance on Johnson & Johnson, significant estimates and assumptions have been used to determine Jelco stand alone financial statements and results of operations. As a result, a detailed discussion of Jelco's stand alone results of operations would not be meaningful. The results of the Jelco business since May 21, 2003 are reflected in the results presented for the year ended December 31, 2003.

        Medex is the wholly owned operating subsidiary of MedVest, whose only assets are its investment in and advances to Medex. Medex information is included under Note 16 within the financial statements; however, we believe that MedVest's financial statements and Medex's financial statements do not vary significantly. We believe that the material differences are, and will be, related to stockholders' equity and intercompany indebtedness. Consequently, our "Management's Discussion and

Analysis of Financial Condition and Results of Operations" discusses MedVest's financial condition and operating results as if they were Medex's.

Critical Accounting Policies

        Certain amounts in our financial statements require that management make assumptions and estimates based on the best available information at that time. Actual results could vary from these estimates and assumptions. While a summary of our significant accounting policies can be found in Note 1 to the consolidated financial statements included elsewhere in this prospectus, we believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

        Revenue Recognition.    We recognize sales upon transfer of title to the customer, which generally occurs at the time of shipment. Because we enter into rebate arrangements with certain distributors and customers, who require us to make rebate payments to them, we estimate amounts due under these arrangements at the time of shipment. Net sales are based upon the amounts invoiced for the shipped goods less estimated future rebates, allowances for estimated returns, promotions and other discounts. These estimates are based upon our historical experience and the terms under current rebate agreements. Revisions to these estimates are recorded in the period in which a change in factors or circumstances becomes known.

        Product Warranties.    We determine warranty provisions related to product sales based upon an estimate of costs that may be incurred under warranty and other post-sales support programs. We review our assumptions and estimates periodically to account for changes in factors such as material costs, wages and warranty claim experience.

        Receivables and the Allowance for Doubtful Accounts.    We provide an allowance for doubtful accounts based upon continual evaluations of our customers' financial health, the current status of their trade receivables and any historical write-off experience. We maintain both specific customer reserves as well as general reserves. General reserves are based upon our historical bad debt experience, overall review of our aging of accounts receivable balances and general economic conditions of our industry or geographical regions.

        Valuation of Inventory.    When necessary, we provide allowances to adjust the carrying value of our inventory to the lower of cost or net realizable value, including deducting any selling or disposal costs. The determination of the status of inventory items as slow moving, obsolete or in excess of needs requires us to make estimates about the future demand for our products. These future demand estimates are subject to the ongoing success of our products and management's forecasts about market conditions and industry trends.

        Asset Impairments.    We review our operations to ascertain whether our tangible fixed assets, goodwill and other intangibles have been impaired. We recognize an impairment loss on writing the assets down to fair market value if the sum of expected future undiscounted cash flows from operating activities is less than the carrying amount of the assets. The estimate of the future undiscounted cash flows is based upon operating projections, which include current results, trends and business assumptions. We recorded no impairment charges in fiscal 2002 or 2001. We recorded a charge for impaired assets related to an abandoned facility of $1.0 million in fiscal 2003.

        Accruals for Self-Insurance.    We make self-insurance accruals for certain claims associated with employee healthcare, workers' compensation and general liability insurance. We evaluate our self-insurance accruals based upon historical loss development factors and current events, such as serious health conditions and workers' compensation judgments.

        Income Taxes.    We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of such assets and liabilities. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based on historical losses, projected future taxable income and the expected timing of the reversals of existing temporary differences. As a result of this review, we have established a valuation allowance against a majority of domestic deferred tax assets as well as the foreign deferred tax assets due to uncertainties surrounding the expected realization of these assets.

Results of Operations

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

        Net Sales.    Net sales increased by $118.3 million, or 117.5%, to $219.1 million in 2003 from $100.8 million in 2002. The increase in sales was primarily attributed to $114.8 million in sales from the Jelco business acquired on May 21, 2003. Also, contributing to the increase were favorable pre-acquisition business sales of $3.5 million, or 4.2%, compared to the same period from the prior year.

        North American net sales increased by $83.7 million, or 140.2%, to $143.4 million in 2003 compared to $59.7 million in 2002. The increase was attributed to $86.1 million in sales from the acquired Jelco business. Partially offsetting this increase was a decrease of $2.9 million primarily in large volume pump disposable products due to the loss of market share and the timing of large syringe pump orders.

        European net sales increased by $34.6 million, or 84.2%, to $75.7 million in 2003 compared to $41.1 million in 2002. The increase was primarily attributed to $28.7 million in sales from the acquired Jelco business and foreign exchange rate translation on pre-acquisition sales of $6.4 million. Also contributing to sales growth were stronger sales in the French and UK markets primarily due to increased sales in cath lab packs.

        Cost of Sales and Gross Profit.    Cost of sales increased $65.6 million, or 111.2%, to $124.6 million in 2003 compared to $59.0 million in 2002. Gross profit for 2003 increased $52.7 million, or 126.4%, to $94.5 million from $41.8 million in 2002. Gross margin as a percentage of net sales increased to 43.1% for 2003 from 41.4% for 2002. The increase in gross margin as a percentage of net sales is primarily the result of higher margin sales related to the newly acquired Jelco business. Partially offsetting this increase is the purchase accounting adjustment of $5.9 million, or 2.7% of sales, related to the Jelco inventory write-up.

        Selling, General, and Administrative Expenses.    Selling, general, and administrative expenses increased $42.7 million, or 127.8%, to $76.1 million in 2003 compared to $33.4 million in 2002. Selling, general and administrative expenses as a percentage of net sales increased to 34.7% for 2003 compared to 33.1% in 2002. The increase in selling, general and administrative expenses is primarily due to increased costs related to the newly acquired Jelco business. In addition, management recorded accounting adjustments for the Jelco acquisition of $8.4 million, or 3.8% of sales related to management retention and non-compete bonuses and compensation expense for payoff of foreign ESOP plans. Furthermore, in conjunction with the acquisition Johnson and Johnson charged the Company for transition services related to distribution, customer service, credit and collections, systems support and various other functions. Such expenses were $9.3 million in 2003.

        Depreciation and Amortization.    Depreciation and amortization expenses increased $12.3 million, or 336.7%, to $16.0 million in 2003 compared to $3.7 million in 2002. The increase in depreciation and amortization is primarily due to the depreciation on acquired Jelco facilities and equipment, as well as amortization of patents and manufacturing technology attributed to the acquisition.

        Interest Expense.    Interest expense (including loss on extinguishment of debt) increased by $14.3 million, or 146.9%, to $24.0 million in 2003 from $9.7 million in 2002. Outstanding borrowings under various long-term obligations totaled approximately $329.4 million at December 31, 2003 compared to $61.3 million at December 31, 2002. The increase in both interest expense and outstanding borrowings is a result of financing necessary for the Jelco acquisition on May 21, 2003. For further information regarding the Company's external indebtedness, see Note 7 of the Company's consolidated financial statements.

        Income Taxes.    Income tax expense decreased $0.4 million, or 44.4%, to $0.5 million in 2003 from an expense of $0.9 million in 2002. The decrease was primarily due to lower taxable income in foreign jurisdictions.

        Net Loss.    The company recorded a net loss of $7.4 million in 2003 compared to a net loss of $1.7 million in 2002. The increased loss was primarily due to increased interest expense as a result of the Jelco acquisition.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

        Net Sales.    Net sales increased by $9.9 million, or 10.9%, to $100.8 million in 2002 from $90.9 million in 2001. The increase in our net sales was attributable in part to increased revenues of $7.9 million ($1.8 million due to exchange rate) from sales in Europe due to increased sales presence in the French market, growth in the UK domestic and export business as well as the German export business and increased sales in pressure monitoring products due to greater acceptance in European markets of the LogiCal product line and our cath lab packs. Also, we have experienced increased revenues due to growth of $2.1 million in our infusion pump sales in the United States, an increase of $0.4 million in sales in Latin America due to a greater sales force presence in Mexico and Brazil, and increased sales of $1.5 million to OEMs in the United States. In addition, net sales increased by $1.3 million due to the acquisition of certain assets of IPI in May 2002. However, revenue growth was partially offset in 2002 by a trend for our distributors to reduce their physical inventory levels, as well as a reduction in demand for our fluid and drug products due to strong price competition.

        Cost of Sales and Gross Profit.    Cost of sales increased by $3.0 million, or 5.5%, to $59.0 million in 2002 from $56.0 million in 2001. Gross profit increased by $6.9 million, or 19.6%, to $41.8 million in 2002 from $34.9 million in 2001. Gross margin as a percentage of net sales increased to 41.4% in 2002 from 38.2% in 2001. This increase in gross profit was attributable primarily to cost savings of $0.6 million in 2002 and $0.6 million in 2001 realized from the closing of our Hilliard, Ohio manual assembly center in the summer of 2001 and the relocation of our Atlanta operations in November 2001. Our gross margin also increased due to an increase in the sales of our higher margin infusion pump products relative to our total North American net sales. Also, our gross margin benefited from a stronger Euro (5.4% improvement) and British pound (4.2% improvement) versus the U.S. dollar because approximately 50% of the materials used in our European products originate in the United States, thereby decreasing prices for our European operations. However, our improved margins were partially offset by an increase in sales of our lower margin cath lab packs relative to our total European net sales.

        Selling, General and Administrative Expenses.    Selling, general and administrative expenses increased by $5.4 million, or 19.4%, to $33.4 million in 2002 from $28.0 million in 2001. Selling, general and administrative expenses as a percentage of net sales was 33.1% for 2002 and 30.8% for 2001. During 2000, we experienced a significant level of turnover of professional-level employees in the United States due to the disruptions in our business following the announcement in November 1999 by Saint-Gobain of its intention to sell Medex. We lost approximately 70% of our sales force and marketing department, approximately 75% of our research and development professionals, and various other employees. The increase in our selling, general and administrative expenses in 2002 was due primarily to the cost of rebuilding our infrastructure after the management buyout in early 2001 resulting in increased employee and discretionary costs of $4.1 million. The disruptions to our business in 2000 left our research and development department understaffed in 2001. After the management buyout, we re-staffed our research and development department and increased spending. Operating expenses also increased due to incremental expenses equal to $0.6 million related to the acquisition of certain assets of IPI in May 2002.

        Depreciation and Amortization.    Depreciation and amortization expenses decreased by approximately $1.1 million, or 24.1%, to $3.7 million in 2002 from $4.8 million in 2001. This decrease was principally due to a lower level of depreciable assets and decreased amortization expense primarily related to goodwill due to the adoption of SFAS No. 142.

        Interest Expense.    Interest expense (including loss on extinguishment of debt) increased by $4.9 million, or 100.9%, to $9.7 million in 2002 from $4.8 million in 2001. The increase was in part a result of a full year of interest charges related to a contingent purchase price obligation payable to Saint-Gobain, which contributed $1.6 million to the increase. Also contributing to the increase was $0.5 million of accretion on the discounted debt obligations and an approximate $2.5 million loss related to the early retirement of debt, most of which was attributable to the successful refinancing of our long-term obligations. Outstanding borrowings under our various long-term obligations totaled approximately $61.3 million at December 31, 2002 and $33.1 million at December 31, 2001.

        Income Taxes.    Income tax expense decreased $0.5 million, or 39.2%, to $0.9 million in 2002 from $1.4 million in 2001. The decrease was primarily due to favorable tax adjustments caused by temporary differences, resulting in a partial release of the valuation allowance. The tax expense for 2002 represents a provision for income taxes in our operations in the United States due to a valuation allowance provided on current items. Additionally, differences between the federal statutory tax rate and our effective tax rate were primarily due to the amortization of non-deductible goodwill, deemed foreign dividends and the difference between the interest on the contingent purchase obligation for book purposes and the tax deductible interest.

        Net Income/Loss.    We recorded a net loss of $1.7 million in 2002 compared to net income of $1.0 million in 2001. This decrease was due primarily to an increase in interest expense, losses resulting from refinancing our long-term debt obligations in 2002 and the other reasons stated above.

Jelco Business

        Prior to Medex's acquisition of the Jelco assets, Jelco operated as a division of Johnson & Johnson. Due to Jelco's reliance on Johnson & Johnson, significant estimates and assumptions have been used to determine Jelco stand alone financial statements. As a result, a detailed discussion of Jelco's stand alone results of operations would not be meaningful.

        Jelco's direct revenues increased 3.4% from 2001 to 2002 primarily due to a shift in product mix to higher-priced safety PIVCs from conventional PIVCs. Cost of sales increased 1.3% over the same period, primarily due to increased sales volume and a higher per unit cost of safety PIVCs.

Liquidity and Capital Resources

        We fund our ongoing operations with cash flows from operations. In connection with the Transactions, we entered into a new $170.0 million senior secured credit facility, which includes a $130.0 million term loan and a $40.0 million revolving loan and issued $200.0 million of senior subordinated notes. As of December 31, 2003, we have no borrowings under the revolving credit facility. See "Description of Certain Other Indebtedness and Preferred Stock—The Credit Facility" and "Description of the Notes."

        We anticipate that cash generated by operations, availability under our new revolving credit facility and existing cash and cash equivalents will be sufficient to meet working capital requirements, service our debt and finance capital expenditures over the next 12 months. The Company continues to evaluate potential acquisitions and the Company anticipates that any such acquisitions would be funded by operating cash flows or additional borrowings.

        General.    Since the management buyout on February 9, 2001, Medex has financed capital and working capital requirements through a combination of cash flows from operations and various borrowings. Cash flow data for Medex for the period from January 1, 2001 through the February 8, 2001 management buyout are not available. As a result, all 2001 cash flow data for Medex set forth in this "Liquidity and Capital Resources" section refers to the period from February 9, 2001 to December 31, 2001.

        Cash Provided by Operating Activities.    Cash flows provided by operations were $24.0 million in 2003 compared to cash provided by operations of $2.5 million in 2002. The $21.5 million increase in cash flows was primarily attributable to an increase of $15.1 million in accounts payable and an increase of $10.0 million in accrued liabilities. The increase in accrued liabilities is primarily related to a $3.8 million liability recorded in 2003 to repurchase Jelco inventory, as well as an increase in accrued interest of $3.4 million.

        Cash Used in Investing Activities.    Cash used in investing activities increased $349.7 million in 2003 to $352.7 million compared to cash used in investing activities of $3.0 million in 2002. The use of cash is primarily due to the cost to acquire the Jelco business for $338.2 million (net of cash acquired of $1.2 million) and $3.5 million of other acquisition costs. Capital expenditures during 2003 were $11.0 million compared to $3.2 million in 2002. The Company's capital expenditure requirements are primarily comprised of equipment, molds, tooling and information technology software and systems.

        Cash Provided by Financing Activities.    Cash provided by financing activities are a result of changes in the Company's equity structure and external indebtedness as a result of the Jelco acquisition. The proceeds from the sale of stock to One Equity Partners represents 15,151,515 and 307,037 of newly issued shares of stock at $6.68 and $6.27 per share, respectively. In addition, the Company refinanced its existing debt and financed the Jelco acquisition with the proceeds of $130.0 million from a term loan and $200.0 million of Senior Subordinated Notes. The infusion of cash was offset by the repayment of debt to the Company's former lenders and transaction fees associated with the equity and debt restructuring. For additional information regarding the change in external indebtedness, see Note 7 to the Company's audited consolidated financial statements.

        Financing Matters.    As a result of the recapitalization and stock purchase agreement and the Jelco acquisition, we entered into new borrowing arrangements and used the proceeds, along with the capital contribution from One Equity Partners, to finance the acquisition of the Jelco business and retire debt obligations existing at May 21, 2003. At December 31, 2003, we had outstanding with a syndicate of banks a $129.4 million term loan and $200.0 million of Senior Subordinated Notes.

        Our new credit agreement provided for senior secured financing of up to $170.0 million, consisting of a $130.0 million term loan facility and a $40.0 million revolving credit facility, including a letter of credit sub-facility of $2.0 million and a swingline loan sub-facility of $5.0 million. The new credit agreement and associated borrowings commenced on May 21, 2003.

        The term loan is due in twenty-four quarterly installments of $0.3 million beginning on September 30, 2003 through June 30, 2008, with the remaining principal amount payable in quarterly installments of $30.9 million through March 31, 2009 and the final payment of $30.9 million due on the maturity date of the loan on May 21, 2009. At December 31, 2003, the Term Loan was designated at a LIBOR rate plus applicable margin, totaling 4.19%. Beginning with the fiscal year ended December 31,

2004, we will be required to make loan prepayments, equaling 75% or 50% of the excess cash flows, as defined, for the fiscal year, provided that we meet certain adjusted debt ratio requirements.

        We had no obligations outstanding under the Revolver at December 31, 2003.

        Additionally, we issued $200.0 million aggregate principal amount of notes. The notes accrue interest at the rate of 8 7/8% per annum and are payable semi-annually in arrears on May 15 and November 15, commencing on November 15, 2003. The notes mature on May 15, 2013 at which time principal is due in full.

        Other Liquidity Matters.    We are subject to legal proceedings and claims that arise in the ordinary course of our business. Our management evaluates each claim and provides for any potential loss when the claim is probable and estimable. In our opinion, the ultimate liability with respect to these actions will not materially affect our consolidated financial position or results of operations.

        We expense and accrue expenditures related to investigation and remediation of contaminated sites when it becomes probable that a liability has been incurred and its proportionate share of the amount can be reasonably estimated. Such accrued liabilities are exclusive of claims against third parities (except where payment has been received or the amount of liability or contribution by such other parities, including insurance companies, has been agreed) and are not discounted. In our opinion, the ultimate liability with respect to these actions will not materially affect our consolidated financial position or results of operations.

        Contractual Obligations.    The following data is provided to facilitate an understanding of Medex's contractual obligations and commitments as of December 31, 2003:

	Payments due by Period
	Total	Within 1 Year	2-3 Years	4-5 Years	After 5 Years
	(Dollars in thousands)
Long-Term Debt	$329,350	$1,300	$2,600	$63,700	$261,750
Operating Leases	16,186	3,896	5,774	3,433	3,083
Management retention payments	1,361	361	1,000	—	—
OEP management fees	16,800	2,400	4,800	4,800	4,800

	$363,697	$7,957	$14,174	$71,933	$269,633

Impact of Inflation

        In general, our cost of sales is affected by the inflation in each country in which we maintain a manufacturing operation. The effects of inflation in the United States and foreign countries have been offset by a combination of improved operating efficiency and permanent, ongoing cost savings and, therefore, have not been material to our business.

Quantitative and Qualitative Disclosures about Market Risk

  Exchange Rate Risk

        We conduct our business in various regions of the world, and export and import products to and from several countries. Our operations may, therefore, be subject to volatility because of currency fluctuations, inflation changes and changes in political and economic conditions in these countries. Sales and expenses are frequently denominated in local currencies, and results of operations may be affected adversely as currency fluctuations affect our product prices and operating costs or those of our competitors. Our primary foreign currency risk exposures result from the strengthening of the U.S. dollar against the Mexican peso, Euro and English pound sterling. We face currency exposures in our global operations as a result of maintaining U.S. dollar debt and payables in these foreign countries.

We intend to engage in hedging operations, including forward foreign exchange contracts, to reduce the exposure of our cash flows to fluctuations in foreign currency rates. We do not engage in hedging for speculative investment reasons. Our historical results do not reflect any foreign exchange hedging activity. There can be no assurance that our hedging operations will eliminate or substantially reduce risks associated with fluctuating currencies. See "Risk Factors—Risks Relating to Our Business—Future exchange rate fluctuations or inflation may adversely affect our results of operations."

  Interest Rate Risk

        As of December 31, 2003, we have approximately $129.4 million of debt outstanding under our credit facility subject to variable rates. Accordingly, our earnings and cash flow are affected by changes in interest rates. Assuming the current level of borrowings at variable rates and assuming a 2% change in the average interest rate under these borrowings, it is estimated that our annualized interest expense for the year ended December 31, 2003 related to our debt outstanding at year end could have changed by approximately $2.6 million. In the event of an adverse change in interest rates, management would likely take actions that would mitigate our exposure to interest rate risk; however, due to the uncertainty of the actions that would be taken and their possible effects, this analysis assumes no such action. Further, this analysis does not consider the effects of the change in the level of the overall economic activity that could exist in such an environment.

  Commodity Price Risk

        We use certain raw materials that are subject to price volatility caused by supply conditions, political and economic variables and other unpredictable factors. Our operations may, therefore, be subject to volatility due to fluctuations in the price of raw materials. To manage price fluctuations in the price of raw materials, we enter into purchase contracts to set our pricing standards (no minimum quantities) with suppliers up to one year in advance. However, we have not engaged and do not intend to engage in hedging operations to further reduce the exposure of our cash flows to fluctuations in the cost of raw materials.

Recently Issued Accounting Standards

        In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the SFAS No. 142. Other intangible assets will continue to be amortized over their useful lives. The Company, due to the adoption of SFAS No. 142, no longer amortized goodwill beginning in fiscal 2002. Goodwill amortization expense during the period from February 9, 2001 (date operations commenced) through December 31, 2001 was approximately $0.1 million.

        In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB No. 13, and Technical Corrections". SFAS No. 145 requires gains and losses on extinguishments of debt to be classified as income or loss from continuing operations rather than as extraordinary items as previously required under SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt". The adoption of SFAS No. 145 did not have a significant effect on the Company's results of operations or its financial position.

        In June 2002, SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", was issued. SFAS No. 146 changes the timing of when companies recognize costs associated with exit or disposal activities, so that the costs would generally be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002 and could result in the Company recognizing the costs of future exit or disposal activities over a period of time rather than a one time charge to earnings. No such charges were recorded as of December 31, 2003 or 2002.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure". SFAS 148 amends FASB Statement No. 123, "Accounting for Stock-Based Compensation" to provide alternative methods for an entity that voluntarily changes to the fair value based method of accounting for stock-based compensation, amends the disclosure provisions of SFAS 123 and amends APB Opinion No. 28, Interim Financial Reporting, to require disclosure about those effects in interim financial information. The transition guidance and annual disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002. The Company has not elected to adopt the fair value method for stock options. In addition, SFAS No. 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances), many of which were previously classified as equity. SFAS No. 150 is effective for interim periods beginning after June 15, 2003. In its October 2003 meeting, the FASB decided to defer the effective date of certain provisions of SFAS No. 150 for financial instruments entered into or modified after May 31, 2003 and otherwise shall be effective for the Company's 2004 financial statements. Management does not expect that the adoption of SFAS No. 150 will have a material impact on its consolidated financial statements.

        In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34". FIN 45 clarifies the requirements of SFAS No. 5, "Accounting for Contingencies", relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. FIN 45 is effective for guarantees issued or modified starting January 1, 2003. The adoption of FIN 45 did not have a material impact on the Company's financial condition or results of operations.

        In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities". FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements", to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 requires a variable interest entity to be consolidated by a company, if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. In December 2003, the FASB issued a revised FIN 46. It changed the effective date for interests in special-purpose entities for periods ending after December 15, 2003, and for all other types of entities for periods ending after March 15, 2004. The adoption of FIN 46 for variable interest entities did not have a material impact on the Company's consolidated financial statements. Management does not expect the adoption of FIN 46 for all other types of entities to have a material impact on the Company's consolidated financial statements.

THE EXCHANGE OFFER

General

        We are offering to exchange up to $200,000,000 in aggregate principal amount of new 8 7/8% senior subordinated notes for the same aggregate principal amount of outstanding 8 7/8% senior subordinated notes, properly tendered before the expiration date and not withdrawn. We are making the exchange offer for all of the outstanding notes. Your participation in the exchange offer is voluntary and you should carefully consider whether to accept this offer.

        On the date of this prospectus, $200,000,000 in aggregate principal amount of our 8 7/8% senior subordinated notes is outstanding. We are sending this prospectus, together with the letter of transmittal, on approximately April 7, 2004, to all holders of outstanding notes that we are aware of. Our obligations to accept outstanding notes for exchange pursuant to the exchange offer are limited by the conditions listed under "—Conditions to the Exchange Offer" below.

        We currently expect that each of the conditions will be satisfied and that no waivers will be necessary.

Purpose of the Exchange Offer

        We issued and sold $200,000,000 in aggregate principal amount of the outstanding 8 7/8% senior subordinated notes on May 21, 2003 in a transaction exempt from the registration requirements of the Securities Act. Because the transaction was exempt under the Securities Act, you may re-offer, resell, or otherwise transfer the outstanding notes only if registered under the Securities Act or if an applicable exemption from the registration and prospectus delivery requirements of the Securities Act is available.

        In connection with the issuance and sale of the outstanding notes, we and the guarantors entered into a registration rights agreement, which requires us to consummate this exchange offer by May 15, 2004. If we are unable to complete the exchange offer, or have a shelf registration statement declared effective, by May 15, 2004, we will be obligated to pay liquidated damages to each holder of outstanding notes in an amount equal to $.05 per week per $1,000 principal amount of outstanding notes held by such holder for the first 90-day period. The amount of the liquidated damages will increase by an additional $.05 per week per $1,000 principal amount of outstanding notes with respect to each subsequent 90-day period until we complete the exchange offer.

        In addition, there are circumstances under which we are required to use our best efforts to file a shelf registration statement with respect to resales of the outstanding notes. We have filed a copy of the registration rights agreement as an exhibit to the registration statement that this prospectus forms a part of and that has been filed with the SEC.

        We are making the exchange offer to satisfy our obligations under the registration rights agreement. Otherwise, we are not required to file any registration statement to register any outstanding notes. Holders of outstanding notes that do not tender their outstanding notes or whose outstanding notes are tendered but not accepted will have to rely on exemptions to registration requirements under the securities laws, including the Securities Act, if they wish to sell their outstanding notes.

Terms of the Exchange

        We are offering to exchange, upon the terms of this prospectus and the letter of transmittal, $1,000 in principal amount of new 8 7/8% senior subordinated notes for each $1,000 in principal amount of the outstanding 8 7/8% senior subordinated notes. The terms of the new notes are the same in all material respects, including principal amount, interest rate, maturity and ranking, as the terms of the outstanding notes for which they may be exchanged pursuant to the exchange offer, except that the offering of the new notes has been registered under the Securities Act and, therefore, the new notes will not be subject to restrictions on transfer applicable to the outstanding notes and will be entitled to registration rights only under limited circumstances. The new notes will evidence the same indebtedness as the outstanding notes and will be entitled to the benefits of the indenture. Please refer to the section in this prospectus entitled "Description of the Notes" for a more complete discussion of the terms of the notes.

        The exchange offer is not conditioned upon any minimum aggregate amount of outstanding notes being tendered for exchange.

        We have not requested, and do not intend to request, an interpretation by the staff of the SEC as to whether the new notes issued pursuant to the exchange offer in exchange for the outstanding notes may be offered for sale, resold or otherwise transferred by any holder without compliance with the registration and prospectus delivery provisions of the Securities Act. Instead, based on an interpretation by the staff in a series of no-action letters issued to third parties, we believe that new notes issued in the exchange offer in exchange for outstanding notes may be offered for sale, resold and otherwise transferred by any holder of new notes (other than any holder which is an affiliate of ours or a broker-dealer that purchased outstanding notes from us to resell pursuant to Rule 144A under the Securities Act or any other available exemption) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the new notes are acquired in the ordinary course of the holder's business and the holder has no arrangement or understanding with any person to participate in the distribution of the new notes and neither the holder nor any other person is participating in or intends to participate in a distribution of the new notes. Because the SEC has not considered our exchange offer in the context of a no-action letter, we cannot assure you that the staff would make a similar determination with respect to the exchange offer. Any holder that is an affiliate of ours or that tenders in the exchange offer for the purpose of participating in a distribution of the new notes may be deemed to have received restricted securities and will not be allowed to rely on this interpretation by the staff and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

        If you participate in the exchange offer, you must acknowledge, among other things, that you are not participating in, and do not intend to participate in, a distribution of the new notes. If you are a broker-dealer that receives new notes for your own account in exchange for outstanding notes, where your outstanding notes were acquired by you as a result of your market-making activities or other trading activities, you must acknowledge that you will deliver a prospectus in connection with any resale of the new notes. Please refer to the section in this prospectus entitled "Plan of Distribution" for a more complete discussion of your ability to resell the new notes.

        You will not be required to pay brokerage commissions or fees or, if you comply with the instructions in the letter of transmittal, transfer taxes with respect to the exchange of the outstanding notes in the exchange offer.

Expiration Date; Extension; Termination; Amendment

        The exchange offer will expire at 5:00 p.m., New York City time, on May 5, 2004, unless we have extended the period of time that the exchange offer is open, but in no event will we extend the expiration date of the exchange offer past May 13, 2004. The expiration date will be at least 20 business days after the beginning of the exchange offer as required by Rule 14e-1(a) under the Exchange Act. We reserve the right to extend the period of time that the exchange offer is open, and delay acceptance for exchange of any outstanding notes, by giving oral or written notice to the exchange agent and by timely public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. During any extension, all outstanding notes previously tendered will remain subject to the exchange offer unless properly withdrawn.

        We also reserve the right to:

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  end or amend the exchange offer and not to accept for exchange any outstanding notes not previously accepted for exchange upon the occurrence of any of the events specified below under "—Conditions to the Exchange Offer" that have not been waived by us; and

  •
  amend the terms of the exchange offer in any manner which, in our good faith judgment, is advantageous to you, whether before or after any tender of the outstanding notes.

        If any termination or amendment occurs, we will notify the exchange agent and will either issue a press release or give oral or written notice to you as promptly as practicable.

Procedures for Tendering Outstanding Notes

        Your tender to us of your outstanding notes and our acceptance of the notes will constitute a binding agreement between you and us on the terms contained in this prospectus and in the letter of transmittal.

        You will tender outstanding notes by:

  •
  properly completing and signing the letter of transmittal or a facsimile copy of the letter, and delivering the letter, together with the certificate or certificates representing the outstanding notes being tendered and any required signature guarantees and any other documents required by the letter of transmittal, to the exchange agent at its address listed below on or before the expiration date; or

  •
  complying with the procedure for book-entry transfer described below; or

  •
  complying with the guaranteed delivery procedures described below.

        If your outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender the notes, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you wish to tender on your own behalf, you must, before completing and executing the letter of transmittal and delivering the outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

        The method of delivering the outstanding notes, letters of transmittal and all of the required documents is at the election and risk of the holder. If delivery is by mail, we recommend that you use registered mail, properly insured, with return receipt requested. In all cases, sufficient time should be allowed to insure timely delivery. No notes or letters of transmittal should be sent to us.

        If tendered outstanding notes are registered in the name of the person who signs the letter of transmittal and the new notes to be issued in exchange for the tendered notes are to be issued in the name of the registered holder, the signature of the signer need not be guaranteed.

        In addition, if any untendered outstanding notes are to be reissued in the name of the registered holder, the signature need not be guaranteed. A registered holder shall include any participant in The Depository Trust Company ("DTC") whose name appears on a security listing as an owner of outstanding notes.

        In any other case, the tendered outstanding notes must be endorsed or accompanied by written instruments of transfer, in form satisfactory to us and duly executed by the registered holder. The signature of the endorsement or instrument of transfer must be guaranteed by an eligible institution. The following are considered eligible institutions:

  •
  a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc.;

  •
  a clearing agency;

  •
  an insured credit union;

  •
  a savings association or a commercial bank; or

  •
  a trust company having an office or correspondent in the United States.

        If the new notes and/or outstanding notes not exchanged are to be delivered to an address other than that of the registered holder appearing on the note registrar for the outstanding notes, the signature in the letter of transmittal must be guaranteed by an eligible institution.

        We understand that the exchange agent has confirmed with DTC that any financial institution that is a participant in DTC's system may use its Automated Tender Offer Program to tender outstanding notes. We further understand that the exchange agent will request, within two business days after the date the exchange offer commences, that DTC establish an account relating to the outstanding notes for the purpose of facilitating the exchange offer, and any participant may make book-entry delivery of outstanding notes by causing DTC to transfer the outstanding notes into the exchange agent's account in accordance with the Automated Tender Offer Program procedures for transfer. However, the exchange of the outstanding notes will only be made after timely confirmation of the book-entry transfer and timely receipt by the exchange agent of an agent's message, an appropriate letter of transmittal with any registered signature guarantee, and any other documents required. The term "agent's message" means a message, transmitted by DTC and received by the exchange agent and forming part of a book-entry confirmation, stating that DTC has received an express acknowledgment from a participant tendering outstanding notes that are the subject of the book-entry confirmation and that the participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce such agreement against the participant.

        If you want to tender outstanding notes in the exchange offer and time will not permit a letter of transmittal or outstanding notes to reach the exchange agent before the expiration date or you cannot comply with the procedure for book-entry transfer on a timely basis, a tender may be effected if the exchange agent has received at its address listed below before the expiration date, a letter, telegram or facsimile transmission from an eligible institution listing your name and address, the names in which the outstanding notes are registered and, if possible, the certificate number of the outstanding notes to be tendered, and stating that the tender is being made by the letter, telegram or facsimile transmission and guaranteeing that within three business days after the expiration date, the outstanding notes in proper form for transfer, or a confirmation of book-entry transfer of the outstanding notes into the exchange agent's account at DTC, will be delivered by the eligible institution, together with a properly completed and duly executed letter of transmittal and any other required documents. Unless outstanding notes being tendered by the method described in the preceding sentence are deposited with the exchange agent within the time period described in the preceding sentence and accompanied or preceded by a properly completed letter of transmittal and any other required documents, we may, at our option, reject the tender. You may obtain copies of the notice of guaranteed delivery from the exchange agent.

        Your tender will be deemed to have been received when the exchange agent receives:

  •
  your properly completed and duly signed letter of transmittal accompanied by the outstanding notes, or a confirmation of book-entry transfer of such outstanding notes into the exchange agent's account at DTC; or

  •
  a notice of guaranteed delivery or letter, telegram or facsimile transmission to similar effect from an eligible institution.

        We will issue new notes in exchange for outstanding notes tendered by means of a notice of guaranteed delivery or letter, telegram or facsimile transmission to similar effect by an eligible institution only when the exchange agent receives (1) the letter of transmittal and any other required documents and (2) the tendered outstanding notes.

        We will determine all questions regarding the validity, form, eligibility, time of receipt and acceptance of outstanding notes tendered for exchange. You should be aware that:

  •
  We reserve the absolute right to reject any and all tenders of any particular outstanding notes not properly tendered or not to accept any particular outstanding notes which acceptance might, in our judgment or that of our counsel, be unlawful.

  •
  We reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular outstanding notes either before or after the expiration date, including the right to waive the ineligibility of any holder that seeks to tender outstanding notes in the exchange offer.

  •
  Our interpretation of the terms and conditions of the exchange offer, including the letter of transmittal and the instructions, shall be final and binding on all parties.

  •
  Unless waived, any defects or irregularities in connection with tenders of outstanding notes for exchange must be cured within a reasonable period of time as we shall determine.

  •
  Neither we, the exchange agent nor any other person shall have any duty to give notification of any defect or irregularity with respect to any tender of outstanding notes for exchange.

        If the letter of transmittal is signed by a person or persons other than the registered holder or holders of outstanding notes, the outstanding notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders appear on the outstanding notes.

        If the letter of transmittal or any outstanding notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, they should indicate they are acting in that capacity when signing, and, unless waived by us, you should provide evidence of their authority to act in that capacity.

        If you tender, you will be representing to us that:

  •
  the new notes you acquire pursuant to the exchange offer are being acquired in the ordinary course of business of the person receiving new notes, whether or not the person is the holder;

  •
  you are not an affiliate of ours;

  •
  you are not participating in, and do not intend to participate in, and have no arrangement or understanding with any person to participate in, a distribution of the outstanding notes or the new notes; and

  •
  if you are a broker or dealer registered under the Exchange Act, you will receive the new notes for your own account in exchange for outstanding notes that were acquired as a result of market-making activities or other trading activities. You must acknowledge that you will deliver a prospectus in connection with any resale of the new notes. Please refer to the section in this prospectus entitled "Plan of Distribution" for a more complete discussion of your ability to resell the new notes.

Terms and Conditions of the Letter of Transmittal

        By signing and returning the letter of transmittal you will be agreeing to the following terms and conditions, which are part of the exchange offer.

  •
  You are exchanging, assigning and transferring the outstanding notes to us and irrevocably constitute and appoint the exchange agent as your agent and attorney-in-fact to cause the outstanding notes to be assigned, transferred and exchanged.

  •
  You represent and warrant that you have full power and authority to tender, exchange, assign and transfer the outstanding notes and acquire new notes issuable upon the exchange of tendered outstanding notes.

  •
  When we accept outstanding notes for exchange, we will acquire good and unencumbered title to the tendered outstanding notes, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim.

  •
  You will, upon request, execute and deliver any additional documents deemed by the exchange agent or us to be necessary or desirable to complete the exchange, assignment and transfer of tendered outstanding notes or transfer ownership of such outstanding notes on the account books maintained by DTC.

        Your acceptance of any tendered outstanding notes and our issuance of new notes in exchange for the outstanding notes will constitute performance in full by us of our obligations under the registration rights agreement to complete the exchange offer.

        All authority conferred by you will survive your death or incapacity and every obligation of yours will be binding upon your heirs, legal representatives, successors, assigns, executors and administrators. You will also make the representations described above under "—Procedures for Tendering Outstanding Notes."

Withdrawal Rights

        You may withdraw your tender of outstanding notes at any time before 5:00 p.m., New York City time, on the expiration date. For a withdrawal to be effective, the exchange agent must receive a written notice of withdrawal, sent by telegram, facsimile transmission, receipt confirmed by telephone, or letter, before the expiration date. Any notice of withdrawal must:

  •
  specify the name of the person that tendered the outstanding notes to be withdrawn;

  •
  identify the outstanding notes to be withdrawn, including the certificate number or numbers and principal amount of such outstanding notes;

  •
  specify the principal amount of outstanding notes to be withdrawn;

  •
  include a statement that the holder is withdrawing its election to have the outstanding notes exchanged;

  •
  be signed by the holder in the same manner as the original signature on the letter of transmittal by which the outstanding notes were tendered or as otherwise described above, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee under the indenture register the transfer of the outstanding notes into the name of the person withdrawing the tender; and

  •
  specify the name in which any of the outstanding notes are to be registered, if different from that of the person that tendered the outstanding notes.

        The exchange agent will return the properly withdrawn outstanding notes promptly following receipt of notice of withdrawal. If outstanding notes have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn outstanding notes or otherwise comply with DTC's procedures.

        Any outstanding notes withdrawn will not have been validly tendered for exchange for purposes of the exchange offer. Any outstanding notes that have been tendered for exchange but which are not exchanged for any reason will be returned to the holder without cost to the holder as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. In the case of outstanding notes tendered by book-entry transfer into the exchange agent's account at DTC pursuant to its book-entry transfer procedures, the outstanding notes will be credited to an account with DTC specified by the holder, as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn outstanding notes may be retendered by following one of the procedures described under "—Procedures for Tendering Outstanding Notes" above at any time on or before the expiration date.

Acceptance of Outstanding Notes for Exchange; Delivery of New Notes

        Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, promptly after the exchange date, all outstanding notes properly tendered and will issue the new notes promptly after the acceptance. However, please refer to the section in this prospectus entitled "—Conditions to the Exchange Offer" below for a discussion of the conditions under which we may end the exchange offer and reject for exchange any outstanding notes. For purposes of the exchange offer, we will be deemed to have accepted properly tendered outstanding notes for exchange when we give notice of acceptance to the exchange agent.

        For each outstanding note accepted for exchange, the holder of the outstanding note will receive a new note having a principal amount at maturity equal to that of the surrendered outstanding note.

        In all cases, we will issue new notes for outstanding notes that are accepted for exchange pursuant to the exchange offer only after the exchange agent timely receives certificates for the outstanding notes or a book-entry confirmation of the outstanding notes into the exchange agent's account at DTC, a properly completed and duly executed letter of transmittal and all other required documents.

Conditions to the Exchange Offer

        We will not be required to accept for exchange, or to issue new notes in exchange for, any outstanding notes and may end or amend the exchange offer, by notice to the exchange agent or by a timely press release, if at any time before the acceptance of the outstanding notes for exchange or the exchange of the new notes for the outstanding notes, any of the following conditions exist:

  •
  any action or proceeding is instituted or threatened in any court or by or before any governmental agency or regulatory authority or any injunction, order or decree is issued, in each case, with respect to the exchange offer that, in our sole judgment, might materially impair our ability to proceed with the exchange offer or have a material adverse effect on the contemplated benefits of the exchange offer to us; or

  •
  any change, or any development involving a prospective change, shall have occurred or be threatened in our business, properties, assets, liabilities, financial condition, operations, results of operations or prospects that is or may be adverse to us, or we become aware of facts that have or may have adverse significance with respect to the value of the outstanding notes or the new notes or that may materially impair the contemplated benefits of the exchange offer to us; or

  •
  any law, rule or regulation or applicable interpretation of the staff of the SEC is issued or promulgated that, in our good faith determination, does not permit us to effect the exchange offer; or

  •
  any governmental approval has not been obtained, which we think is necessary for the completion of the exchange offer; or

  •
  there shall have been proposed, adopted or enacted any law, statute, rule or regulation, or an amendment to any existing law, statute, rule or regulation, which might materially impair our ability to proceed with the exchange offer or have a material adverse effect on the contemplated benefits of the exchange offer to us; or

  •
  there shall occur a change in the current interpretation by the staff of the SEC that permits the new notes issued pursuant to the exchange offer in exchange for outstanding notes to be offered for resale, resold and otherwise transferred by holders, other than any holder that is a broker-dealer or an affiliate of ours within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the new notes are acquired in the ordinary course of the holders' business and the holders have no arrangement with any person to participate in the distribution of such new notes.

        We reserve the right to end the exchange offer and reject for exchange any outstanding notes upon the occurrence of any of the preceding conditions. In addition, we may amend the exchange offer at any time before the expiration date if any of these conditions exist.

        In addition, we will reject for exchange any outstanding notes tendered, and no new notes will be issued in exchange for any outstanding notes, if at the time any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939. If any stop order is in effect we will be required to use our best efforts to obtain its withdrawal at the earliest possible time.

        The exchange offer is not conditioned upon any minimum principal amount of outstanding notes being tendered for exchange.

Exchange Agent

        We have appointed The Bank of New York as the exchange agent for the exchange offer. You should direct all executed letters of transmittal to the exchange agent at the addresses listed below:

By Registered or Certified Mail or Overnight Delivery:	By Hand:
The Bank of New York Corporate Trust Operations Reorganization Unit 101 Barclay Street — 7 East New York, New York 10286 Attn: Diane Amoroso Reference: Medex, Inc.	The Bank of New York Corporate Trust Services Window Lobby Level 101 Barclay Street New York, New York 10286 Attn: Diane Amoroso Reference: Medex, Inc.
By Facsimile Transmission: (Eligible Institutions Only) (212) 298-1915 Confirm by Telephone: (212) 815-3738

        You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery to the exchange agent at the address and telephone number listed above.

        Delivery to an address other than as listed above, or transmissions of instructions by a facsimile number other than as listed above, will not constitute a valid delivery.

Solicitation of Tenders; Fees and Expenses

        We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. However, we will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with the exchange offer.

        We will pay the estimated cash expenses to be incurred in connection with the exchange offer. We estimate that those expenses will be, in the aggregate, approximately $300,000, including fees and expenses of the exchange agent and trustee, registration fees, accounting, legal and printing expenses and other related fees and expenses.

        Neither the delivery of this prospectus nor any exchange made under this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the respective dates as of which information is given in this prospectus. The exchange offer is not being made to, nor will tenders be accepted from or on behalf of, holders of outstanding notes in any jurisdiction in which the making of the exchange offer or the acceptance of the outstanding notes would not be in compliance with the laws of that jurisdiction. However, we may, at our discretion, take any action as we may deem necessary to make the exchange offer in any jurisdiction and extend the exchange offer to holders of outstanding notes in the jurisdiction concerned.

Transfer Taxes

        We will pay all transfer taxes, if any, applicable to the exchange of outstanding notes under the exchange offer. If, however, certificates representing new notes or outstanding notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of any person other than the registered holder of the outstanding notes tendered, or if tendered outstanding notes are registered in the name of any person other than the person signing the letter of transmittal, or if a transfer tax is imposed for any reason other than the exchange of outstanding notes in the exchange offer, then the amount of the transfer taxes whether imposed on the registered holder or any other person, will be payable by the tendering holder. If satisfactory evidence of payment of the taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of the transfer taxes will be billed directly to the tendering holder.

Accounting Treatment

        The new notes will be recorded at the carrying value of the outstanding notes as reflected in our accounting records on the date the exchange offer is completed. Accordingly, we will not recognize any gain or loss for accounting purposes upon the exchange of new notes for outstanding notes. We will expense the costs as incurred in connection with the issuance of the new notes.

Consequences of Failure to Exchange

        If you do not exchange your outstanding notes for new notes pursuant to the exchange offer, you will continue to be subject to the restrictions on transfer of the outstanding notes as described in the legend on the notes. In general, the outstanding notes may be offered or sold only if registered under the Securities Act, unless they are sold under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently anticipate that we will register the outstanding notes under the Securities Act. However, under limited circumstances we may be required to file with the SEC a shelf registration statement to cover resales of the outstanding notes by the holders of notes who satisfy conditions relating to the provision of information in connection with the shelf registration statement. Please refer to the section in this prospectus entitled "Description of the Notes—Registration Rights; Liquidated Damages" for a more complete discussion of these registration rights.

        Your participation in the exchange offer is voluntary, and you should carefully consider whether to participate. We urge you to consult your financial and tax advisors in making a decision whether or not to tender your outstanding notes. Please refer to the section in this prospectus entitled "Certain United States Federal Tax Considerations" for a more complete discussion of the tax consequences of participating in the exchange offer.

        As a result of the making of, and upon acceptance for exchange of all validly tendered outstanding notes pursuant to the terms of, this exchange offer, we will have fulfilled a covenant contained in the registration rights agreement. If you do not tender your outstanding notes in the exchange offer, you will be entitled to all the rights and limitations applicable to the outstanding notes under the indenture, except for any rights under the registration rights agreement that by their terms end or cease to have further effectiveness as a result of the making of this exchange offer. To the extent that outstanding notes are tendered and accepted in the exchange offer, the trading market for untendered, or tendered but unaccepted, outstanding notes could be adversely affected. Please refer to the section in this prospectus entitled "Risk Factors—If you do not exchange your outstanding notes for new notes, your notes will continue to have restrictions on transfer" for an additional discussion of the consequences of not participating in the exchange offer.

        We may in the future seek to acquire, subject to the terms of the indenture, untendered outstanding notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. The terms of these purchases or offers may differ from the terms of the exchange offer.

Resale of New Notes

        As noted above, we are making the exchange offer in reliance on the position of the staff of the SEC in interpretive letters addressed to third parties in other transactions. However, we have not sought an interpretive letter from the staff and we cannot assure you that the staff would make a similar determination with respect to the exchange offer as it has in past interpretive letters to third parties. Any holder who is an affiliate of ours or who has an arrangement or understanding with respect to the distribution of the new notes to be acquired pursuant to the exchange offer, or any broker-dealer who purchased outstanding notes from us to resell pursuant to Rule 144A or any other available exemption under the Securities Act:

  •
  cannot rely on the applicable interpretations of the staff; and

  •
  must comply with the registration and prospectus delivery requirements of the Securities Act.

        A broker-dealer who holds outstanding notes that were acquired for its own account as a result of market-making or other trading activities may be deemed to be an underwriter within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of new notes. Each broker-dealer that receives new notes for its own account in exchange for outstanding notes, where the outstanding notes were acquired by a broker-dealer as a result of market-making activities or other trading activities, must acknowledge in the letter of transmittal that it will deliver a prospectus in connection with any resale of the new notes. A secondary resale transaction in the United States by a holder using the exchange offer to participate in a distribution of outstanding notes must be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K. Please refer to the section in this prospectus entitled "Plan of Distribution" for a more complete discussion of your ability to resell the new notes.

        In addition, to comply with the securities laws of some jurisdictions, the new notes may be offered or sold only if they have been registered or qualified for sale in the jurisdiction or an exemption from registration or qualification is available and is complied with. We have agreed, pursuant to the registration rights agreement and subject to specified limitations in the registration rights agreement, to register or qualify the new notes for offer or sale under the securities or blue sky laws of these jurisdictions as any holder of the new notes reasonably requests. Registration or qualification may require the imposition of restrictions or conditions, including suitability requirements for offerees or purchasers, in connection with the offer or sale of any new notes.

BUSINESS

Our Business

        We are a leading global manufacturer and distributor of critical care products. Our products are used primarily in acute care settings for a variety of both therapeutic and diagnostic procedures. Our focus is on products for anesthesia departments; operating rooms; adult, pediatric and neonatal ICUs; catheterization and radiology laboratories and respiratory departments. The acquisition of the Jelco business allows us to offer our customers a complete fluid and drug infusion system comprised of infusion pumps, fluid and drug administration products and PIVCs, all of which function together to safely deliver measured doses of fluids and drugs into a patient's vascular system. We also manufacture and distribute invasive pressure monitoring systems, catheterization laboratory ("cath lab") packs and accessories and respiratory products. We believe that our products are known for their high quality, and that most of our products have established, well-recognized brand names in the critical care market. We have a history of product innovation and development, and our products garner significant market share in both the U.S. and international markets. Additional information regarding our geographical areas in which we operate is provided in Note 14 to the financial statements.

Competitive Strengths

        We believe that the following competitive strengths contribute to our strong market share positions and will enable us to continue to improve our profitability and cash flows:

  •
  Exclusive Focus on the Critical Care Market. We believe that our exclusive focus on the critical care market keeps us at the forefront of changing industry trends and allows us to act more quickly than our competitors. As a result of this competitive advantage, we estimate that approximately 80% of our net sales in 2003 were generated by products in which we believe we have the number one or number two market position.

  •
  Stable, Recurring Revenues from Single-Use Disposable Products and a Loyal Customer Base. In 2003, we generated over 90% of our net sales from single-use disposable products, which provide us with a stable, recurring revenue stream. We believe that our customers tend to remain loyal to our products because of established brand names, high quality and proven service. The high training costs associated with switching products and user resistance to learning a new product also contributes to revenue stability.

  •
  Providing Complete System Solutions to Our Customers. The breadth of our product portfolio allows us to sell critical care systems to our customers. For example, our individual products include: (1) hardware, such as syringe pumps; (2) accessories, such as tubing, stopcocks and extension sets; and (3) vascular access products, such as PIVCs. Sold together, these products allow us to provide complete infusion system solutions that differentiate our products from our competitors' products. Providing our sales force with this comprehensive product portfolio allows them to sell system solutions during one sales call.

  •
  Leader in Product Innovation and Development. We believe that we are to be at the forefront of our industry in terms of product innovation across a range of products. For example, since 1989, Medex has developed and continued to improve the technology for its market-leading syringe pumps, and in 1999, Medex introduced its 3000 series syringe pumps. Jelco introduced the first safety PIVC, which has helped lead the industry's conversion from conventional catheters to safety catheters. This innovation has helped us garner the number two market share position in the U.S. safety PIVC market and the number one market share position outside the United States. In 1998, our LogiCal pressure transducer system received an award for manufacturing and design excellence and was the first pressure monitoring system with a microchip built into the non-disposable transducer mounting plate, reducing cost to the end user.

  •
  Established Global Infrastructure Provides Platform for Future Growth. Our integrated manufacturing and distribution infrastructure, market presence, customer relationships and knowledge of local markets worldwide provide a strong platform for international growth. We have been able to design, build and refine our proprietary high speed precision manufacturing processes with key processing capabilities in injection molding, extrusion, beveling and vision inspection systems. We operate nine manufacturing facilities, located in North America and Europe. Our facilities have available manufacturing capacity to accommodate anticipated production expansions, which would leverage our existing fixed overhead expenses.

  •
  Strong and Diversified Customer Base. We have long-standing relationships with some of the largest and most prominent GPOs, IDNs, distributors and OEMs in the healthcare industry. Our products are used in over 3,500 hospitals and other healthcare settings in more than 75 countries. Our end customer base, which consists of hospitals and other healthcare settings, is diversified, with our top 10 end customers representing approximately 4.3% of net sales during 2003. In addition, we generated approximately 43% of our 2003 net sales outside of North America.

  •
  Strong Cash Flow Generation. We generate substantial cash flow, and our manufacturing operations require relatively modest capital investment. For the fiscal year ended December 31, 2003, we generated cash flows from operations of $24.0 million, while incurring capital expenditures of $12.0 million. These values include cash flows from operations and capital expenditures associated with the Jelco business from and after May 21, 2003. Our cash flow provides us with a substantial degree of flexibility to service our debt and fund our growth initiatives. In addition, we have available manufacturing capacity to increase production without incurring significant incremental capital expenditures.

  •
  Experienced and Incentivized Management. Our senior management team has an average of 20 years experience within the healthcare industry. This management team is credited with successfully improving operations and significantly increasing Medex's profitability following its management buyout in February 2001. In addition, our management team has demonstrated the ability to launch new operations, introduce new products and integrate operations from acquisitions. Our management owns approximately 10% of the equity of our parent and holds vested in-the-money options, which, if exercised, could result in an additional 5% ownership.

Business Strategy

        We intend to strengthen our market leadership positions, maximize profitability and enhance cash flow through the following strategies:

  •
  Further Penetrate Our Existing Customer Base. We believe the combination of Medex and the Jelco business provides significant opportunities to cross-sell our systems and products and further penetrate our customer base. For example, anesthesiologists and neonatologists have been slower to convert to safety catheters. We believe that we can extend Medex's success in selling products to these customers to increase the rate of conversion to safety PIVCs by anesthesiologists and neonatologists. We also will seek to exploit Jelco's long-standing relationships with GPOs and hospital purchasing departments to cross-sell Medex's products.

  •
  Expand International Sales. Approximately 43% of our net sales in 2003 were derived from sales to customers outside North America, and we believe that sales of products outside the United States continue to represent a significant growth opportunity. We believe that as concern over accidental needle sticks increases outside the United States, the conversion process from conventional to safety PIVCs will accelerate, positioning us to increase international sales of our higher priced, higher margin safety PIVCs. As part of our business strategy, we intend to increase our position in targeted geographical markets, including emerging international markets, by establishing distribution channels and direct sales forces in countries where we have little or no distribution network and by developing new products or modifying existing products to satisfy local market preferences or requirements.

  •
  Continue to Develop Innovative Products. We consistently strive to develop and introduce the most innovative proprietary products. Product innovation and new product development fuel our growth and are the primary drivers behind our leading position in the industry. We are currently developing infusion pumps that reduce the likelihood of improper drug administration. Our anti-microbial material can be molded or extruded into our medical products to reduce the likelihood of infections. Our new line of respiratory products with focus on the growing markets for unit dose solutions and drugs. We believe that innovations in unit dose drug delivery will continue to gain traction as the focus on adverse drug events increases.

  •
  Reduce Production and Operating Costs. We will seek to further reduce production and operating costs by eliminating redundant expenses and by controlling fixed and variable operating expenses and capital spending. We closely monitor cost budgets, production waste and product quality in order to control and reduce our operating expenses. Each of Medex and Jelco has demonstrated the ability to control its respective operating costs. We are in the process of reducing manufacturing expenses by relocating certain operations to maximize capacity and efficiencies and to take advantage of low cost labor for manual assembly. We believe our disciplined approach to controlling expenses and capital spending will enable us to continue improving our margins and cash flow.

  •
  Pursue Strategic Acquisitions. We believe that strategic acquisitions represent an effective means to broaden our product lines. We intend to pursue opportunities that enhance sales growth, increase customer and geographic diversity, offer complementary products with established brand names, have proven technologies and provide potential sales, marketing and manufacturing synergies.

Products

        We market critical care systems and sell our products to over 3,500 hospitals and other healthcare settings in more than 75 countries through a dedicated global sales force of approximately 200 sales representatives and through distributors. We have long-standing relationships with all the major U.S. GPOs, which we believe position our sales force to sell our portfolio of products to the appropriate call point within the hospital during one sales call.

        We categorize our products into the following primary product lines: (1) infusion systems, which include our infusion pumps, fluid and drug administration products and vascular access products, primarily PIVCs; (2) pressure monitoring systems; (3) cath lab packs and accessories; and (4) respiratory products.

Product Line	2003 Net Sales	Percentage of 2003 Net Sales
Infusion Systems	$162.1	74.0%
Pressure Monitoring Systems	28.1	12.8%
Cath Lab Packs and Accessories	26.7	12.2%
Respiratory Products	2.2	1.0%

Total	$219.1	100.0%

  Infusion Systems

        Our infusion systems consist of a portfolio of complementary products that function together to deliver fluids and drugs into a patient's vascular system. Our infusion pumps deliver measured doses of fluids and drugs through various fluid and drug administration products to our vascular access products, primarily PIVCs, which are the entry point to the patient's vascular system.

        Infusion Pumps.    Our infusion pumps accounted for approximately $18.3 million, or 8.3%, of our net sales for the twelve months ended December 31, 2003. Infusion pumps facilitate the delivery of one or more fluids, primarily drugs, into a patient's vascular system. With the growing number of critically ill hospital patients and more potent and complex treatment regimens, the average number of intravenous lines per patient has significantly increased. As reliance on intravenous drug therapy has increased, the awareness of the need for extremely precise intravenous administration of drugs and more accurate monitoring of intravenous fluid delivery has intensified.

        The two primary infusion pumps are syringe pumps and volumetric pumps. The two systems differ on a number of characteristics including size, weight, number of delivery channels, programmability, mechanism of infusion, cost and service. The key difference between syringe pumps and volumetric pumps is the level of control over fluid delivery that each system affords medical staff and patients. Syringe pumps allow for more precise lower cost intravenous fluid delivery.

        We focus our efforts primarily on the higher margin syringe pump segment of this market. In the United States, syringe pumps predominantly are used in the pediatric and neonatal ICUs and anesthesia departments because of their ability to deliver extremely precise volumes of fluids. Syringe pumps represent approximately 19% of the U.S. infusion pump hardware market. In Europe, we believe that syringe pumps are the standard of care, representing approximately 63% of the European infusion pump hardware market. We believe that our syringe pumps offer leading technology and, as a result, provide the most accurate means for fluid and drug delivery to patients. We are the market leader in the syringe pump segment of the domestic infusion pump market, with approximately 30% U.S. market share.

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  Syringe Pumps. We produce various models of syringe pumps that are capable of accepting syringes ranging from 1 to 60 milliliters in volume and delivering fluids at precise flow rates ranging from 0.01 milliliters to 1,130.0 milliliters per hour. This capability to deliver precise amounts of low volume drug doses makes the syringe pump more effective than the volumetric pump for the intravenous and regional infusion of anesthetic agents in the operating room, adult ICU and pediatric ICU, as well as in neonatal ICUs. The syringe pump's ability to deliver precise amounts of fluids and drugs also reduces the risk of adverse drug events. We market our line of syringe pumps under the Medfusion brand name.

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  Volumetric Pumps. We also manufacture and sell volumetric pumps used for administering large fluid volumes ranging from 0.1 milliliters to 999.9 milliliters per hour. We have designed a volumetric pump specifically for use in the pediatric and neonatal markets. Our KIDS volumetric pump can be used for the administration of large, as well as small, fluid volumes to children and infants. We are currently designing a programmable volumetric pump with enhanced safety features to reduce the possibility of adverse events from drug administration.

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  Infusion Pump Administration Sets. All infusion pumps require the use of disposable administration sets. An administration set consists of a plastic interface and tubing and may have a variety of features such as volume control, pumping segments or cassette pumping systems for more accurate delivery, clamps for flow regulation and multiple ports for injecting medication and delivery of more than one solution. Components such as burettes and filters may also be added for critical drugs or special infusion. We produce a full line of single-use disposable fluid administration sets to accompany our infusion pumps and capture the associated recurring revenues.

        Fluid and Drug Administration.    Our fluid and drug administration products accounted for approximately $29.1 million, or 13.3%, of our net sales for the twelve months ended December 31, 2003. Fluid and drug administration products consist of a wide variety of single-use disposable stopcocks, adapters, manifolds, connectors, tubing, extension sets, T-connectors, injection adapters, anesthesia sets and needle-free products that facilitate and regulate intravenous delivery of fluids and drugs. We believe that we have leading market shares for a number of our fluid and drug administration products. These products are primarily the disposables used in our infusion systems for fluid and drug therapies. We market these products in all areas of the critical care market. We also supply a small number of OEM suppliers in this product line who reach the end-user market via other manufacturers or providers.

Selected Products	Description	Selected Brands
Stopcocks	One-way, two-way, three-way and four-way specialized valves that provide multiple flow paths for the selection and direction of fluids, drugs and anesthetics, depending upon the particular procedural requirements and the preference of the user	Guide-Flo, Hi-Flo
Adapters and Connectors	Products that provide multiple flow paths for the selection and direction of fluids, drugs and anesthetics	Guide-Flo, Medifold
Administration Sets	Apparatus through which fluid is delivered from a container or a pump to the patient, consisting of an entry spike, drip chamber, a length of tubing with a flow control device and a catheter adapter	Baby Bifuse, Microbore, Mini-Vol, Ultra
Needleless Access Products	Products that permit access to disposable administration sets without the use of needles, thus reducing the potential for accidental needle sticks	Nu-Site

        Vascular Access.    Our vascular access products, which consist primarily of our PIVCs, accounted for approximately $114.8 million, or 52.4%, of our net sales for the twelve months ended December 31, 2003, with sales of PIVCs accounting for 99% of such net sales. Single-use disposable PIVCs are the most commonly used catheters to provide an entry-point to introduce fluids and drugs intravenously into patients. Through our Jelco products, we are a leading manufacturer of both conventional and safety PIVCs. Our predominant focus is on the relatively higher priced, higher margin safety catheter segment of the PIVC market, which currently represents over 90% in terms of dollars, and 80% in terms of units, of the U.S. PIVC market. We currently have approximately 37% market share, which is the number two market share position, in terms of dollar and unit volume, respectively, in the U.S. safety PIVC market. We believe that we have the number one market share position outside the United States in safety PIVCs in terms of dollar and unit volume.

        We also manufacture a complete line of single and multi-lumen CVCs that are used for longer-term intravenous delivery of fluids and drugs to patients. In addition, we manufacture percutaneous sheath introducer sets, dialysis catheters, arterial cannulae and related medical device products for use in cardiology and anesthetic intensive care. Our other vascular access products include bottle safety catheters and specialty devices used in cardiac catheterization procedures.

Selected Products	Description	Selected Brands
Conventional PIVCs	Operate by inserting a needle attached to a catheter, after which the needle is removed and the catheter is operational for the administration of fluids and drugs intravenously; generally used for less than 72 hours	Jelco, Optiva, Cathlon
Safety PIVCs
	Similar to the conventional PIVC process, however a safety PIVC has a retracting needle or self-blunting mechanism that reduces the likelihood of accidental needle sticks; generally used for less than 72 hours	Acuvance, Protectiv, Protectiv Acuvance
CVCs	Similar to PIVCs, but can accommodate multiple sources of administering fluids and drugs intravenously; generally remain inserted for more than 72 hours	Agtive, LogiCath

        We have developed an anti-microbial material that can be molded or extruded into medical products and thereby reduce the likelihood of infections. Infections at the site of the insertion of the catheter are the most common side-effect of catheter use. We believe that our anti-microbial material can be used to reduce the likelihood of infection at the PIVC and CVC hub, which is the catheter's entry point into a patient's body. We currently sell this material in Europe and are conducting FDA clinical trials in order to market this material in the United States.

  Pressure Monitoring Systems

        Our pressure monitoring systems accounted for approximately $28.1 million, or 12.8%, of our net sales for the twelve months ended December 31, 2003. Invasive pressure monitoring systems include disposable, semi-disposable and reusable pressure transducers that are used to measure blood pressures within the body. Included in our pressure monitoring systems are blood pressure transducers, which sense intravascular pressure and convert it to an electrical signal that is transmitted to a patient monitor. The monitor then processes and graphically displays this data, allowing clinicians to monitor the cardiovascular system. Most blood pressure transducers carry the microchip, which converts the mechanical pressure reading to an electrical signal, in the disposable part of the transducer. We were the first company to develop a transducer with the microchip built into the non-disposable transducer mounting plate. Our intrauterine pressure ("IUP") catheters are used during high risk labor and delivery situations to monitor and graphically display intrauterine pressure.

        We design, manufacture and market a complete line of disposable and reusable pressure infusion bags. Our pressure monitoring product line also includes standard and customized pressure monitoring sets, closed blood sampling kits, and intracranial pressure monitoring devices and accessories. We believe that we currently have approximately 6% U.S. market share and that we have over 20% European market share in this segment.

Selected Products	Description	Selected Brands
Pressure Transducers	Disposable and semi-disposable products primarily used to measure blood pressure throughout the body by sensing intravascular pressure and converting it to an electrical signal that is transmitted to a patient monitor	LogiCal, Novatrans II, TranStar
IUP Catheter	Sterile, single-use device that employs a transducer near its tip to monitor and electronically transmit intrauterine pressure to a monitor	SimulCath, SimulCath Plus
Pressure Infusors
	A polyurethane bag that is fastened around an intravenous fluid bag and then inflated to squeeze fluid out of the intravenous fluid bag; typically made of a clear polymer that permits immediate assessment of the fluid level in the bag from any angle	C-Fusor, Clear-Cuff, Medflator

  Cath Lab Packs and Accessories

        Our cath lab packs and accessories accounted for approximately $26.7 million, or 12.2%, of our net sales for the twelve months ended December 31, 2003. Cath lab packs are sterilized pre-packaged trays that are assembled with single-use products selected by the cardiac catheterization and radiology laboratory personnel performing diagnostic and interventional catheterization procedures. Our typical cath lab pack includes various devices used in the catheterization process (e.g., manifolds, pressure transducers, tubing, syringes and introducing guide wires). We manufacture most of these products and customize our trays based on our customer's exact specifications. In Europe, where we were the first company to offer cath lab packs over nine years ago, we believe that we are the leading provider of cath lab packs, with approximately 20% market share.

  Respiratory Products

        We recently entered the respiratory products market with our acquisition of certain assets of IPI in 2002. Respiratory products include medical devices used for oxygen administration, anesthesia and ventilator circuits, drug delivery and humidification. While our respiratory products did not account for a material amount of our 2003 net sales, critical care market exhibits attractive growth characteristics for our respiratory products and will help drive our future growth.

Industry

        Our products are part of an estimated $3.8 billion worldwide critical care product segment within the much larger medical products industry. We expect the growth in this market to be driven primarily by:

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  Heightened Focus on Reducing Adverse Drug Events. Hospitals and healthcare officials have expressed growing concerns over the safe administration of drugs and the potential for adverse events as the result of improper drug administration. Syringe pumps administer more precise volumes of fluids and drugs than volumetric pumps, and therefore should benefit from the increased focus on patient safety. Furthermore, the introduction of infusion pumps that are programmable with enhanced safety features have reduced the potential for improper drug administration.

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  Increased Demand for Single-Use Disposable Products. In response to growing concerns over the spread of infectious diseases and pressures to reduce healthcare costs, healthcare providers are increasingly using single-use disposable products. Single-use products reduce the spread of infectious disease and are less costly than sterilizing and reprocessing critical care devices and instruments.

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  Favorable Demographics. According to the U.S. Census Bureau, individuals aged 65 and older in the United States comprise the fastest growing segment of the population and is expected to grow 14% from 2000 to 2010. In addition, the populations of Europe and Japan are aging at a faster pace than the United States. As a result, the number of critically ill patients and the percentage of critical care hospital admissions continue to grow. This growth is driving an increase in procedures requiring critical care products.

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  Increased Medical Spending. Favorable demographics are driving increased hospitalization and critical care admission rates, resulting in increased medical spending. According to the U.S. Bureau of Labor Statistics, for the twelve months ended June 30, 2003, medical costs outpaced overall inflation at the consumer level. During that time period, the overall CPI rose 1.1% while the medical care commodities component, which includes medical products, rose 3.4%.

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  Increased Focus on Safety and Favorable Government Legislation. In April 2001, the Needlestick Safety and Prevention Act was passed in the United States, which requires that healthcare employers provide their employees with the option to use safety-engineered sharp devices and mandates the involvement of clinicians in evaluating and selecting devices for clinical use. This legislation has contributed to the growth of safety catheters, which currently represent over 80% of the U.S. PIVC market in terms of unit volume. Additionally, we believe that the increased attention to the dangers of accidental needle sticks will lead other countries to pass similar legislation and will increase the penetration of safety PIVCs outside the United States.

Sales, Marketing and Distribution

        We sell our products, both directly and indirectly, to a diverse group of customers in the healthcare industry. Our primary markets consist of acute care centers, alternate sites, and OEM medical companies in North America, Europe and other geographic locations worldwide. Although we market our products to healthcare professionals, who are the ultimate end users of our products and drive our sales growth, we typically sell our products to distributors and OEMs, which then supply our products to the end-user market. For the fiscal year ended December 31, 2003, we generated net sales of $219.1 million, over 43% of which were derived from customers outside the United States.

        In North American and most European hospitals, the sales process consists of presenting products to medical professionals in various areas of the acute care setting. These areas include anesthesia, neonatal intensive care, adult intensive care, cardiac cath labs, radiology and various alternate site settings. Once we have presented our products, we then work to gain clinical support to obtain recommendations for our products from hospital personnel, including personnel in materials management, the biomedical department and the pharmacy, who are in a position to make purchasing decisions regarding our products from distributors.

        In response to the pressures in the United States to control medical costs, hospitals and other potential customers for our products are increasingly combining their purchasing power through GPOs. A GPO is a third-party purchasing organization that negotiates pricing for its member hospitals. GPOs monitor member compliance to ensure minimum purchasing levels from contracted suppliers of approved products. GPOs typically enter into non-exclusive contracts that may last up to several years with a small number of providers of medical products and urge their member hospitals to use these products. Some manufacturers bundle products such as fluids, disposable sets and equipment to secure group contracts. Although the level of compliance varies by product, GPO and member hospital, it is significantly easier to sell to a hospital if a group contract is present. We have strong and long-standing GPO contracts with the largest GPOs in the country, including Premier, Novation/UHC, AmeriNet, Consorta and MedAssets.

        In Europe, where most of our disposable products are sold on one to three-year contracts, large buying groups are insignificant and, in most countries, the socialized hospitals award business on annual contracts or tenders.

        We conduct our global sales and marketing efforts through a network of approximately 200 direct sales representatives employed by us and through independent sales agents in select geographic areas. We conduct sales to certain international markets through independent distributors located in the various countries. These sales representatives work with independent hospital supply dealers to whom we sell many of our medical devices. In addition, these sales representatives work with the dealers' sales force at the hospital level to promote sales of our products.

        We also sell products to other medical device manufacturers on an OEM basis. Our OEM sales are typically made to other medical manufacturers, distributors and providers of cath lab packs who incorporate our products into their product offerings. In addition, we customize existing designs to the OEMs' specifications. We have supply agreements with several OEM customers. Our OEM contracts typically specify delivery and ordering schedules, quality specifications and net price levels. Meeting customer delivery and quality requirements are the most important factors in determining the ability to retain these accounts. OEM sales represented approximately 4.5% of our fiscal 2003 revenues.

Competition

        The market for our products is highly competitive, and our customers have numerous supply alternatives. Some of our competitors have substantially greater resources than we have. In addition, our customers are not bound by long-term supply arrangements with us, so we may be unable to shift our production to other products following a loss of customers to our competitors. However, we believe that we are able to compete favorably in our various product areas on the basis of product quality, technological superiority and price.

        The following table identifies our principal competitors with respect to our various products:

Selected Products	Selected Competitors
Infusion Systems—Infusion Pumps	Abbott Laboratories, ALARIS Medical Systems, Inc., Baxter International Inc., B. Braun Melsungen AG and Fresenius Medical Care Corporation
Infusion Systems—Fluid and Drug Administration	Abbott Laboratories, Baxter International Inc., B. Braun Melsungen AG and Vygon Corporation
Infusion Systems—Vascular Access	Arrow International, Inc., Becton Dickinson and Company, B. Braun Melsungen AG, Cook Critical Care and C.R. Bard, Inc.
Pressure Monitoring Systems	Abbott Laboratories, Becton Dickinson and Company, Edwards Lifesciences Corporation and SIMS Portex Inc.
Cath Lab Packs and Accessories	B. Braun Melsungen AG, Cardinal Health, Inc., DeRoyal Industries, Inc., Maxxim Medical, Inc. and Merit Medical Systems, Inc.
Respiratory Products	Cardinal Health, Inc., and Hudson Respiratory Care Inc.

Manufacturing and Properties

        We operate nine manufacturing facilities, located in North America and Europe. The following table provides information regarding our primary manufacturing and administrative facilities. We believe our manufacturing facilities are adequate in terms of space, production capacity and suitability for our needs over the next several years. However, we will continue to evaluate our facilities for further consolidation.

Location	Size (in sq. ft.)	Purpose	Status
United States
Carlsbad, California	24,827	Global headquarters	Leased
Dublin, Ohio	162,848	Shared services, manufacturing, distribution, research and development	Owned
Southington, Connecticut	134,208	Manufacturing, research and development	Owned
Chicago, Illinois	40,419	Manufacturing and distribution	Leased
Duluth, Georgia	44,200	Manufacturing, distribution, pump services, research and development	Leased
Europe
Dusseldorf, Germany	9,738	European headquarters	Leased
Fraureuth, Germany	46,234	Manufacturing, distribution, research and development	Leased
Mainz, Germany	26,551	Sales, distribution and administrative	Leased
Latina, Italy	88,400	Manufacturing, sales and marketing	Owned
Rossendale, England	23,722	Manufacturing, distribution and administrative	Owned
Cumbernauld, Scotland	17,147	Manufacturing and distribution	Leased
Nantes, France	9,727	Sales, distribution and administrative	Leased
Central America and Mexico
Monterrey, Mexico	114,237	Manufacturing	Owned

        All of our products are classified as medical devices subject to regulation by the FDA. As a manufacturer of medical devices, our manufacturing processes and facilities in the United States are subject to on-site inspection and continuing review by the FDA for compliance with its Quality System

Regulations. Manufacturing and sales of our products outside the United States are also subject to foreign regulatory requirements that vary from country to country. The time required to obtain approvals from foreign countries may be longer or shorter than that required for FDA approval, and requirements for foreign approvals may differ from FDA requirements.

        We expect to benefit from Johnson & Johnson's substantial historical investment in the fixed assets of the Jelco business, which include fully automated facilities in Connecticut, Mexico and Italy. In general, our manufacturing facilities have available capacity to accommodate our future manufacturing needs. Our manufacturing strategy is to manufacture products at the lowest cost, the highest quality and with timely delivery. We also expect to achieve additional manufacturing synergies through future rationalizations of facilities.

Raw Materials

        The primary raw materials used in the production of our products include thermoplastic resins, plastic tubing, paper, plastic and Tyvek packaging materials and electronic components. We obtain the majority of our raw materials from multiple suppliers, and have substitute materials readily available. We purchase resins from Bayer Polymers LLC, The Geon Company, Dow Plastics Medical Group and General Electric Company, with most supply moving through distributors such as PolyOne Distribution Corporation and The General Polymers Division of Ashland Distribution Company. Although polycarbonate shortages were highly publicized, we were not materially impacted and have not experienced any shortages or significant delivery delays. We use polycarbonate in the manufacture of certain plastic components used in our medical devices. The resins we use are typically in pellet or powder form and are usually purchased on a spot market basis or under short-term pricing contracts. We established blanket supply contracts regarding our pricing standards (no minimum quantities) wherever possible to lock pricing based on volume.

        As prices increase for raw materials, we seek to pass such price increases through to our customers, although a lag period often exists.

Employees

        As of December 31, 2003, we had approximately 1,910 employees, of whom approximately 68% were in manufacturing and research and development, and the balance were in sales, marketing, executive and administrative positions. Of these employees, approximately 370 are subject to some form of collective bargaining agreement. These employees are located at our Latina, Italy and Monterey, Mexico manufacturing facilities. None of our U.S. operations is subject to collective bargaining agreements. We consider our relations with our employees to be good. We have never experienced any strikes or work stoppages.

Research and Development

        During the years ended December 31, 2001, 2002 and 2003, Medex spent approximately $1.5 million, $2.5 million and $2.7 million, respectively, for research and development. Our research and development programs focus on the development of new products, as well as technological enhancement to existing products and updated designs. For example, we are studying the feasibility of applying our anti-microbial materials to our PIVCs. We continually seek to develop new technologies to improve durability, performance and usability of existing products. In addition to our own research and development activities, we receive new product and technology disclosures, especially in procedure-specific areas, from surgeons, inventors and operating room personnel. For disclosures that we deem promising from a clinical and commercial perspective, we seek to obtain the rights to these ideas by negotiating agreements, which typically compensate the originator of the idea.

Patents, Trademarks and Proprietary Rights

        We rely, in part, on patented and other proprietary technology. We typically seek to obtain patent protection for significant inventions. We have rights to numerous U.S. patents and corresponding foreign patents covering a wide range of our products. We own a majority of these patents and have licensed rights to the remainder, both on an exclusive and non-exclusive basis. In addition, certain patents are currently licensed to third parties on a non-exclusive basis.

        We sell our products under a variety of trademarks, some of which we consider to be of sufficient importance to warrant registration in the United States and various foreign countries in which we do business. We also rely on trade secrets, unpatented know-how and continuing technological advancement to maintain our competitive position. We cannot assure you that the measures we use to protect our trade secrets and know-how will prevent their unauthorized disclosure or use or that others may not independently develop similar trade secrets or know-how or obtain access to our trade secrets, know-how or proprietary technology.

Environmental Matters

        Compliance with environmental laws and regulations designed to regulate the discharge of materials into the environment or otherwise protect the environment requires continuing management effort and expenditure by us. Some of our owned and leased properties, including those acquired in the acquisition of the Jelco business, have historical industrial uses that are unrelated to the current site uses. We do not believe that the operating costs incurred in the ordinary course of business to satisfy air and other permit requirements, properly dispose of hazardous wastes and otherwise comply with these laws and regulations form or are reasonably likely to form a material component of our operating costs or have or are reasonably likely to have a material adverse effect on our competitive or consolidated financial positions.

Regulatory Matters

        Our products are classified as medical devices subject to regulation by the FDA. New products and certain changes to existing products generally require FDA clearance under a procedure known as premarket notification 510(k). A premarket notification 510(k) clearance indicates FDA agreement with an applicant's determination that the product for which clearance has been sought is substantially equivalent to another medical device that was on the market prior to 1976 or that has received premarket notification 510(k) clearance. Some products were legally on the market prior to May 1976 and are therefore considered pre-amendment requiring no 510(k) clearance. Our products generally are either Class I or Class II products with the FDA, meaning that our products must meet certain FDA standards and controls and are subject to the premarket notification requirements discussed above. FDA clearance is subject to continual review, and later discovery of previously unknown problems may result in restrictions on a product's marketing, recall or withdrawal of the product from the market.

        We have quality control/regulatory compliance groups that are tasked with monitoring compliance with design specifications and relevant government regulations for all of our products. We and substantially all of our products are subject to the provisions of the Federal Food, Drug and Cosmetic Act of 1938, as amended by the Medical Device Amendments of 1976, the Safe Medical Device Act of 1990, as amended in 1992, the Medical Device User Fee and Modernization Act of 2002, and similar foreign regulations. In addition, certain of our products are indirectly subject to the Needlestick Safety Act of 2001.

        In April 2001, Congress passed the Needlestick Safety and Prevention Act. This act strengthened the requirements for the use of safety-engineered sharp devices, including PIVCs. The Needlestick Safety and Prevention Act requires employers to implement the use of safety medical devices designed to eliminate or minimize occupational exposure to blood borne pathogens through needle stick or other injuries. Under the Needlestick Safety and Prevention Act, healthcare facilities must (1) review and update exposure control plans to reflect technological advances, (2) maintain a sharp injury log in areas where sharp devices are used, noting the type and brand of device used and (3) seek input on engineering and work practice controls from the affected healthcare workers.

        As a manufacturer of medical devices, our manufacturing processes and facilities are subject to periodic on-site inspections and continuing review by the FDA to ensure compliance with Quality System Regulations as specified in Title 21, Code of Federal Regulation (CFR) part 820. Many of our products are subject to industry-set standards. Industry standards relating to our products are generally formulated by committees of the Association for the Advancement of Medical Instrumentation (AAMI), International Organization for Standardization (ISO), International Electrotechnical Commission (IEC), American National Standards Institute (ANSI) or Institute of Electrical and Electronic Engineers (IEEE). We believe that our products presently meet applicable standards. We market our products in a number of foreign markets. Requirements pertaining to our products vary widely from country to country, ranging from simple product registrations to detailed submissions such as those required by the FDA. We believe that our products currently meet applicable standards for the countries in which they are marketed.

        We are subject to product recall and have made product recalls in the past. No recall has had a material effect on our financial condition, but there can be no assurance regulatory issues may not have a material adverse effect in the future.

        Failure to comply with applicable governmental regulations can result in various penalties, including fines, recalls or seizure of product, total or partial suspension of production, refusal or delay in product approvals or clearances, increased quality control costs, or criminal prosecution.

        Any change in existing federal, state or foreign laws or regulations, or in the interpretation or enforcement thereof, or the promulgation of any additional laws or regulations could have an adverse effect on our financial condition or results of operations.

  Anti-Kickback Laws

        Several types of state and federal laws have been applied to restrict certain marketing practices in the medical device industry in recent years. These include federal and state anti-kickback statutes. The federal health care program anti-kickback statute prohibits persons from knowingly and willfully offering, paying, soliciting, or receiving remuneration in return for referrals or in return for purchasing, leasing, ordering, or arranging for or recommending purchasing, leasing or ordering any service or item payable under Medicare, Medicaid, or certain other federally funded health care programs. These provisions have been broadly interpreted to apply to certain relationships between manufacturers, purchasers of manufacturers' products, and parties in a position to refer or recommend purchases. Under current law, federal courts and the Office of Inspector General of the United States Department of Health and Human Services have stated that the statute may be violated if one purpose (as opposed to a primary or sole purpose) of remuneration is to induce prohibited purchases, recommendations, or referrals.

        There are a number of statutory exceptions and regulatory safe harbors under the federal anti-kickback statute, including those for properly disclosed reductions in price, payments to bona fide employees, payments to group purchasing organizations, compensation under personal services contracts, and warranties. Although a failure to satisfy all of the criteria for a particular safe harbor does not necessarily mean that an arrangement is unlawful, practices that involve remuneration intended to induce purchases or recommendations may be subject to government scrutiny if they do not qualify for a safe harbor.

        The majority of states also have statutes or regulations similar to the federal health care program anti-kickback statute. Certain of these laws do not have exemptions or safe harbors. Moreover, in several states, these laws apply regardless of whether payment for the services in question may be made under Medicaid or state health programs. Sanctions under these federal and state laws may include civil money penalties, license suspension or revocation, exclusion of medical product companies, providers, or practitioners from participation in federal or state health care programs, and criminal fines or imprisonment. Our practices may not in all cases meet all of the criteria for safe harbor protection from anti-kickback liability. Because of the breadth of these statutes, it is possible that some of our business activities could be subject to challenge under one or more of such laws. Such a challenge could have a material adverse effect on our business and financial condition.

  Third-Party Reimbursement

        Our products typically are purchased by hospitals which bill various third-party payors, such as governmental programs and private insurance plans, for the healthcare services provided to their patients. Third-party payors carefully review and increasingly challenge the prices charged for medical products and services. Reimbursement rates from private companies vary depending on the procedure performed, the third-party payor, the patient's insurance plan, and other factors. Medicare reimburses hospitals a prospectively determined fixed amount for the costs associated with an in-patient hospitalization based on the patient's discharge diagnosis, and reimburses physicians a prospectively determined fixed amount based on the procedure performed, regardless of the actual costs incurred by the hospital or physician in furnishing the care and unrelated to the specific devices used in that procedure.

        Medicare and other third-party payors are increasingly scrutinizing whether to cover new products and the level of reimbursement for covered products. After we develop a new product, we may find limited demand for it unless private and governmental third-party payors cover our product. Even if these payors cover our products, the reimbursement level may not be adequate. In addition, current reimbursement amounts may be decreased in the future and future legislation, regulations, or reimbursement policies of third-party payors could have a material adverse affect on the demand for our products or our ability to sell our products on a profitable basis, particularly if our system is more expensive than competing products or procedures. If third-party payor coverage or reimbursement is unavailable or inadequate, our business, financial condition, and results of operations could be materially adversely affected.

Litigation

        We or our subsidiaries are at any one time parties to a number of lawsuits or subject to claims arising out of our respective operations, including products liability, patent and trademark, or other intellectual property infringement, contractual liability, workplace safety and environmental claims and cases, some of which involve claims for substantial damages. We or our subsidiaries are vigorously defending lawsuits and other claims against us. While any action, proceeding or claim contains an element of uncertainty, management believes that the outcome of such actions, proceedings or claims will not have a material adverse effect on our business, financial condition or results of operations.

THE JELCO ACQUISITION AND RELATED TRANSACTIONS

        We offered the outstanding notes as part of a larger recapitalization of our company that included an equity investment, certain financing transactions and the acquisition of the Jelco business from Ethicon. The equity investment in MedVest by an affiliate of One Equity Partners, the acquisition of the Jelco business, the offering of outstanding notes and the initial borrowings under the credit facility are collectively referred to in this prospectus as the "Transactions".

The Jelco Acquisition

        We acquired the Jelco business for $340.0 million in cash on May 21, 2003, pursuant to a purchase agreement dated as of April 2, 2003. We funded the purchase price for the Jelco acquisition with proceeds from the offering of the outstanding notes described herein, from borrowings under the credit facility and from the proceeds of an equity investment by an affiliate of One Equity Partners.

  The Purchase Agreement

        Under the terms of the purchase agreement, we acquired the worldwide assets of the Jelco business from Ethicon and certain of its affiliates and assumed the liabilities of the Jelco business arising upon or after the closing of the acquisition. We did not assume any liabilities of the Jelco business arising before the closing of the acquisition, except liabilities arising from Jelco products manufactured before the acquisition but sold after the acquisition. In addition, we acquired all of the issued and outstanding capital stock of Monterrey, a subsidiary of Ethicon, that is a Mexican maquiladora with a manufacturing facility in Monterrey, Mexico, dedicated to the Jelco business. In connection with the acquisition of Monterrey, Ethicon agreed to retain all of Monterrey's liabilities for intercompany borrowings and its liabilities arising prior to the closing of the acquisition and not reflected in the net current assets of Monterrey. In December 2003, we recorded $1.9 million in employee separation costs related to the reorganization of the Jelco business.

  Transition Services Agreement

        We entered into a transition services agreement under which Ethicon and certain of its affiliates provide us with customary post-closing services at mutually agreed upon costs. Each transition service provided will be for the term set forth in the agreement and may be extended upon mutual agreement of the parties.

  Benefits from the Jelco Acquisition

        We believe that the acquisition of the Jelco business presented a strategic fit with Medex's product lines and created one of the largest companies exclusively focused on systems and products for the critical care market. We believe we realized the following benefits from combining the Medex and Jelco businesses.

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  Created a Leader Dedicated to the Critical Care Industry. The Jelco acquisition created a leader in the fragmented critical care products industry with critical mass, scale and management focus. Most critical care businesses are either subsidiaries or divisions within larger companies that may not receive sufficient management focus, or are smaller companies focused on niche products within the critical care segment. The Jelco acquisition gave us market leadership positions across the spectrum of critical care products. We estimate that approximately 80% of our net sales in 2003 were generated by products in which we believe we have the number one or two market positions. We expect to continue to benefit from the combined businesses' broad product portfolio, established brand names, long-standing relationships with large GPOs and focused research and development infrastructure.

  •
  Leveraged Our Sales Force to Sell Our Complementary Products. Medex and Jelco manufactured and sold products that targeted the same end customers and were sold through the same call points within ICUs and operating rooms. Combining Medex's and Jelco's product lines allowed our customers to acquire complete infusion systems from a single provider. Our combined sales force can leverage the complementary product offerings during one sales call, creating a single source solution for our customers.

  •
  Created Synergies from Operating and Manufacturing Cost Savings. The combination of Medex and Jelco provided the opportunity to realize meaningful operating and manufacturing savings, including reducing the size of the combined sales force of Medex and Jelco. As part of the acquisition, we acquired Jelco's highly automated manufacturing facilities. In addition, we expect to achieve additional synergies through future rationalization of manufacturing and distribution facilities.

  •
  Enhanced Sales Relationships. Jelco had strong relationships with GPOs and excellent access to hospital purchasing managers who buy medical products predominantly through GPOs. We believe that our sales force can increase sales of Medex's products by taking advantage of Jelco's long-standing relationships with GPOs and hospital purchasing managers.

  •
  Increased Leverage with Distributors. As our distributor customers seek to concentrate their purchases from key suppliers, our overall supplier status with distributors benefits from our increased size and scope of product offerings.

  •
  Improved Purchasing Efficiencies. The Jelco acquisition enables us to achieve ongoing purchasing efficiencies. We derive purchasing savings expected to be derived primarily through volume discounts of raw materials negotiated with our existing vendors.

The Equity Investment

  Recapitalization Agreement

        On April 21, 2003, MedVest, OEP MedVest LLC, an affiliate of One Equity Partners, and all of the then existing stockholders of MedVest (other than the Medex Employee Stock Ownership Plan ("ESOP")), entered into a recapitalization agreement pursuant to which One Equity Partners agreed to invest up to $119.5 million to acquire MedVest's capital stock through a series of stock purchases from MedVest and its existing stockholders. In connection with the Transactions, MedVest made a cash capital contribution of $101.2 million to Medex. As of January 31, 2004, One Equity Partners holds through an affiliate, of One Equity Partners, 83.2% of MedVest's capital stock, on a fully-diluted basis.

        As part of the recapitalization immediately prior to the closing, MedVest amended its articles of incorporation to create a new class of preferred stock. The preferred stock is non-voting. Upon the liquidation, dissolution or winding up of MedVest, before any distribution of proceeds to the holders of common shares, the holders of preferred shares will be entitled to a preferential distribution in cash in an amount equal to $5.643 for each preferred share held by such holder. In addition, each preferred share holder will be entitled to receive his or her pro rata portion of 90% of all remaining proceeds until such holder shall have received an additional $2.8215 for each preferred share held by such holder. Thereafter, each preferred share holder will be entitled to receive his or her pro rata portion of 10% of all remaining proceeds from such liquidation, dissolution or winding up of MedVest. The preferred shares are not subject to call or mandatory redemption rights and cannot be converted into common shares.

        On May 21, 2003, OEP MedVest LLC purchased 15,151,515 shares of MedVest common stock for an aggregate cash purchase price of $101.2 million. In addition, on May 21, 2003, OEP MedVest LLC purchased from certain senior executives an aggregate of 1,180,223 shares of MedVest common stock at a purchase price equal to $6.27 per share for an aggregate cash purchase price equal to $7.4 million.

Finally, on May 21, 2003, OEP MedVest LLC purchased from certain stockholders other than the senior executives an aggregate of 535,000 shares of MedVest common stock at a purchase price equal to $6.27 per share for an aggregate cash purchase price equal to $3.4 million.

        Immediately following the purchases of MedVest common stock described above, MedVest consummated a 1-for-10 reverse stock split of its outstanding common stock. Immediately thereafter, MedVest declared a stock dividend of nine shares of its newly-created preferred stock for every one share of common stock.

        In connection with the recapitalization transaction, MedVest and its subsidiaries terminated all of the existing employee stock ownership or stock benefit plans, including the Medex ESOP, the Stock Incentive Plan (UK) and the Stock Appreciation Participation Rights Plan (Germany). Participants in the Medex ESOP had 30 days to elect to receive their benefit in cash at a per share value equal to $6.27 or in shares of MedVest common stock and preferred stock. Participants in the Stock Incentive Plan (UK) and the Stock Appreciation Participation Rights Plan (Germany) received a cash payment equal to $6.27 per share or stock right. OEP MedVest LLC advanced MedVest the funds required to make the foregoing cash distributions. The amount advanced by OEP MedVest LLC was extinguished and for each $6.27 extinguished, OEP MedVest LLC received one share of common stock and nine shares of preferred stock. The amount advanced by OEP MedVest LLC was $7.5 million, the extinguishment of which purchased 118,601 shares of common stock and 1,067,404 shares of preferred stock.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth certain information with respect to each of our executive officers and directors.

Name	Age	Position
Dominick A. Arena	61	President, Chief Executive Officer and Director
Dr. Georg Landsberg	49	Senior Vice President of European Operations, and Director
Michael I. Dobrovic	39	Vice President and Chief Financial Officer
Ralph Dickman, Jr.	55	Vice President, Operations
Charles J. Jamison	59	Vice President and General Counsel
Timothy A. Dugan	38	Chairman of the Board
James G. Connelly III	58	Director
Harreld N. Kirkpatrick III	32	Director

        Dominick A. Arena has served as our President and Chief Executive Officer since January 2000, and has served as a Director since 2001. Mr. Arena joined the operating team of our predecessor, The Furon Company in January 1997 to lead its healthcare business, having served as Furon's healthcare consultant since December 1995. Following the acquisition of Medex by Furon, Mr. Arena became President of Medex from January 1997 to July 1998. From August 1998 until his return to Medex in January 2000, Mr. Arena served as a consultant to Furon and as a managing member of LDSE International LLC, a start-up veterinary company. Previously, he was the President of three medical device manufacturers, AnaMed International from 1993 to 1995; Hudson Respiratory Care, Inc. from 1989 to 1993; and Respiratory Care, Inc. (a subsidiary of Kendall Company) from 1986 to 1989, when it was acquired by Hudson. Mr. Arena has 26 years of industry experience.

        Dr. Georg Landsberg has served as our Senior Vice President of European Operations, with responsibility for sales and operations in all European countries, since July 1997, and has served as a Director since 2001. Before that, he was Vice President of Sales and Marketing for Europe and General Manager of our European entities. Dr. Landsberg has more than 15 years of experience in the medical market.

        Michael I. Dobrovic has been our Chief Financial Officer since December 1999. Before that, Mr. Dobrovic was the Director of Internal Audit for Furon from 1997 to 1999. Before joining Furon, Mr. Dobrovic was Director of Accounting for Harvard Industries from 1996 to 1997 and held various positions with Price Waterhouse from 1987 to 1996. While with Price Waterhouse, he spent nearly four years on assignment in Eastern Europe.

        Ralph Dickman, Jr. has been our Vice President, Operations since 1998. Mr. Dickman has 29 years of industry experience. From 1986 to 1997 Mr. Dickman held several management positions with IMED, including five years as Vice President of Operations. From 1974 to 1985, Mr. Dickman was employed with Deseret Medical, a catheter and operating room disposable products manufacture, in various manufacturing and human resources positions.

        Charles J. Jamison has been our Vice President and General Counsel since 2001. Prior to joining Medex, Mr. Jamison was engaged in the private practice of law in California for over 23 years.

        Timothy A. Dugan has served as the Chairman of our Board of Directors since the effective time of the equity investment. Mr. Dugan is a Partner at One Equity Partners and has been employed by One Equity Partners and its predecessors since 1990.

        James G. Connelly III has served as one of our Directors since the effective time of the equity investment. Mr. Connelly is a Managing Director of Garrett Capital Advisors LLC, a healthcare advisory firm exclusively aligned with One Equity Partners, and has held such position since 1999. Mr. Connelly served as the president, chief operating officer and a director of USFreightways Corporation, a diversified transportation and logistics company, during 1998. From 1992 to 1997, he was the president, chief operating officer and a director of Caremark International Inc., a national provider of healthcare management and services.

        Harreld N. Kirkpatrick III has served as one of our Directors since the effective time of the equity investment. Mr. Kirkpatrick III is a Partner at One Equity Partners and has been employed by One Equity Partners and its predecessors since 1996.

Board of Directors Composition

        Our Board of Directors currently has five members with two open positions. Each member of our Board of Directors serves for a one year term and until their successors are elected and qualified, or until they resign or are removed, or are otherwise disqualified to serve. OEP MedVest LLC designates three directors and one independent outside director, and the other shareholders designate two directors and one independent outside director. The two independent directors have not yet been designated.

Committees of the Board of Directors

        The board of directors of MedVest established an audit committee and a management development committee. The audit committee consists of Mr. Kirkpatrick and will include at least one independent director when such independent directors are designated. The audit committee recommends the annual appointment of auditors with whom the audit committee will review the scope of audit and non-audit assignments and related fees, accounting principles we will use in financial reporting, internal auditing procedures and the adequacy of our internal control procedures. The management development committee consists of Messrs. Connelly and Dugan and will include at least one independent director when such independent directors are designated. The management development committee provides guidance and oversight monitoring for all executive compensation and benefit programs, for setting management objectives, for planning for management successions and for recruiting, compensating and assessing the board's performance.

Compensation of Directors

        Our directors who are employed either by us or One Equity Partners are not separately compensated for their service as directors. We have not yet determined compensation for our two independent directors that have not yet been designated, but expect that they will receive a customary annual fee for their services as a director.

Employment Agreements

        Mr. Dominick Arena has entered into a severance and non-compete agreement with us that provides for the "at will" employment of Mr. Arena as our President and Chief Executive Officer. Under the terms of the agreement, Mr. Arena is paid an annual base salary and is entitled to receive other benefits and an annual year-end performance bonus determined in accordance with Medex's existing policies. Mr. Arena has been and will be paid certain retention bonuses and non-competition fees in an aggregate amount equal to $2,255,000. $1,980,000 of the $2,255,000 has been paid to Mr. Arena and the remaining $275,000 will be payable on January 1, 2005. The non-competition, non-solicitation provisions of the agreement restrict Mr. Arena from engaging in competitive activities or hiring any present MedVest employee for a period of thirty-six months following resignation or termination. In the event, Mr. Arena's employment is terminated without cause or by Mr. Arena for good reason, Mr. Arena is entitled to a payment equal to two times his annual salary and his target performance bonus.

        Dr. Georg Landsberg has entered into a severance and non-compete agreement with us. The agreement provides for the "at will" employment of Dr. Landsberg as our Senior Vice President, Europe. Under the terms of the agreement, Dr. Landsberg is paid an annual base salary and is entitled to receive other benefits and an annual year-end performance bonus determined in accordance with Medex's existing policies. Dr. Landsberg has been and will be paid certain retention bonuses and non-competition fees in an aggregate amount equal to $1,486,250. $924,375 of the $1,486,250 was paid on May 21, 2003, $380,625 was paid during the first quarter of the 2004 fiscal year and $181,250 will be payable on January 1, 2005. The non-competition, non-solicitation provisions of the agreement restrict Dr. Landsberg from engaging in competitive activities or hiring any present MedVest employee for a period of twenty-four months following resignation or termination. In the event, Dr. Landsberg's employment is terminated without cause or by Dr. Landsberg for good reason, Dr. Landsberg is entitled to a payment equal to two times his annual salary and his target performance bonus.

        Mr. Michael I. Dobrovic has entered into a severance and non-compete agreement with us. The agreement provides for the "at will" employment of Mr. Dobrovic as our Vice President and Chief Financial Officer. Under the terms of the agreement, Mr. Dobrovic is paid an annual base salary and is entitled to receive other benefits and an annual year-end performance bonus determined in accordance with Medex's existing policies. Mr. Dobrovic has been and will be paid certain retention bonuses and non-competition fees in an aggregate amount equal to $1,486,250. $1,305,000 of $1,486,250 has been paid to Mr. Dobrovic, and $181,250 is payable on January 1, 2005. The non-competition, non-solicitation provisions of the agreement restrict Mr. Dobrovic from engaging in competitive activities or hiring any present MedVest employee for a period of twenty-four months following resignation or termination. In the event, Mr. Dobrovic's employment is terminated without cause or by Mr. Dobrovic for good reason, Mr. Dobrovic is entitled to a payment equal to two times his annual salary and his target performance bonus.

        Mr. Ralph Dickman, Jr. has entered into a severance and non-compete agreement with us. The agreement provides for the "at will" employment of Mr. Dickman as our Vice President, Operations. Under the terms of the agreement, Mr. Dickman is paid an annual base salary and is entitled to receive other benefits and an annual year-end performance bonus determined in accordance with Medex's existing policies. Mr. Dickman has been and will be paid certain retention bonuses and non-competition fees in an aggregate amount equal to $1,486,250. $1,305,000 of $1,486,250 has been paid to Mr. Dickman, and $181,250 is payable on January 1, 2005. The non-competition, non-solicitation provisions of the agreement restrict Mr. Dickman from engaging in competitive activities or hiring any present MedVest employee for a period of twenty-four months following resignation or termination. In the event, Mr. Dickman's employment is terminated without cause or by Mr. Dickman for good reason, Mr. Dickman is entitled to a payment equal to two times his annual salary and his target performance bonus.

        Mr. Charles J. Jamison has entered into a severance and non-compete agreement with us. The agreement provides for the "at will" employment of Mr. Jamison as our Vice President, General Counsel. Under the terms of the agreement, Mr. Jamison is paid an annual base salary and is entitled to receive other benefits and an annual year-end performance bonus determined in accordance with Medex's existing policies. Mr. Jamison has been and will be paid certain retention bonuses and non-competition fees in an aggregate amount equal to $1,486,250. $1,305,000 of $1,486,250 has been paid to Mr. Jamison, and $181,250 is payable on January 1, 2005. The non-competition, non-solicitation provisions of the agreement restrict Mr. Jamison from engaging in competitive activities or hiring any present MedVest employee for a period of twenty-four months following resignation or termination. In the event, Mr. Jamison's employment is terminated without cause or by Mr. Jamison for good reason,

Mr. Jamison is entitled to a payment equal to two times his annual salary and his target performance bonus.

Employee Stock Option Plan

        MedVest has adopted two stock option plans to foster and promote the long-term financial success of MedVest and increase shareholder value by providing for the acquisition of an ownership interest in MedVest by its employees and non-employee directors. MedVest's 2001 Stock Option Plan, effective as of January 31, 2001, and the 2002 Stock Option Plan, effective as of May 1, 2002, both provide for discretionary grants of non-qualified stock options and qualified incentive stock option to acquire MedVest common stock. On May 21, 2003, in connection with the recapitalizations, each option for common stock was converted to an option to purchase .90 shares of preferred stock and .10 shares of common stock. As of December 31, 2003, options to purchase an aggregate of 1,751,152.5 shares of MedVest preferred stock and 194,572.5 shares of MedVest common stock were issued and outstanding under the 2001 and 2002 Stock Option Plans. The 2001 and 2002 Stock Option Plans are administered by the management development committee of the MedVest board of directors, which determines the option price and exercise period and conditions to exercise of the option at the date of the option grant.

        Unless otherwise provided in an individual option grant, the 2001 and 2002 Stock Option Plans reserve a right of first refusal in MedVest's favor to repurchase any shares acquired upon exercise of the option. Furthermore, upon termination of employment for any reason, including death, the optionholder may exercise any outstanding options granted to him or her that are then exercisable. Unless otherwise specified, MedVest may repurchase options upon termination of employment for a price equal to the per share fair market value of MedVest's common stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        All of the issued and outstanding common stock of Medex is owned by MedVest. The following table sets forth certain information regarding the beneficial ownership of the common stock and preferred stock of MedVest as of January 31, 2004 (except as indicated below) by:

  •
  all persons known by us to own beneficially 5% or more of our outstanding common stock or preferred stock;

  •
  each of our directors;

  •
  each of the named executive officers in the Summary Compensation Table included in this prospectus; and

  •
  all of our directors and executive officers as a group.

        Unless otherwise indicated, each stockholder listed below has sole voting and investment power with respect to the shares of common stock and preferred stock beneficially owned by such stockholder.

	Number of Preferred Shares Beneficially Owned(1)		Number of Common Shares Beneficially Owned(1)		Percentage of Total(2)
OEP MedVest LLC c/o One Equity Partners 55 West Monroe Street, Suite 1600 Chicago, Illinois 60670-0610	16,247,467.8	(3)	1,805,274.2	(3)	91.4%
Dominick A. Arena	691,673.4	(4)	76,852.6	(4)	3.8
Dr. Georg Landsberg	355,781.7	(4)	39,531.3	(4)	2.0
Michael I. Dobrovic	355,781.7	(4)	39,531.3	(4)	2.0
Ralph B. Dickman, Jr.	355,781.7	(4)	39,531.3	(4)	2.0
Charles J. Jamison	355,781.7	(4)	39,531.3	(4)	2.0
Timothy A. Dugan	16,247,467.8	(5)	1,805,274.2	(5)	91.4
James G. Connelly III(6)	0		0		0
Harreld N. Kirkpatrick III	16,247,467.8	(5)	1,805,274.2	(5)	91.4
All directors and executive officers as a group (8 persons)	18,362,268	(7)	2,040,252	(7)	98.4

(1)
"Beneficial ownership" generally means any person who, directly or indirectly, has or shares voting or investment power with respect to a security or has the right to acquire such power within 60 days. Shares of common stock and preferred stock subject to options, warrants or rights that are currently exercisable or exercisable within 60 days of January 31, 2004 are deemed outstanding for computing the ownership percentage of the person holding such options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 1,974,870.0 shares of our common stock and 17,773,826.0 shares of our preferred stock outstanding as of January 31, 2004.

(2)
The percent of class for common shares and preferred shares for each person in the above table is, in each case, the same as the Percentage of Total.

(3)
Of the shares that are reported as beneficially owned, OEP MedVest LLC, has (a) sole power to vote 1,805,274.2 common shares, (b) shared power to vote 0 common shares; (c) sole power to dispose 1,805,274.2 common shares and 16,247,467.8 preferred shares and (d) shared power to dispose 0 common shares and 0 preferred shares.

(4)
Includes 297,000 preferred shares and 33,000 common shares subject to stock options by Mr. Arena which are exercisable or become exercisable within 60 days. Includes 148,500 preferred shares and 16,500 common shares subject to stock options by each of Messrs. Landsberg, Dobrovic, Dickman and Jamison which are exercisable or become exercisable within 60 days.

(5)
Includes 1,805,274.2 common shares and 16,247,467.8 preferred shares owned by OEP MedVest LLC. One Equity Partners LLC owns approximately 96.7% of OEP MedVest LLC and Mr. Dugan and Mr. Kirkpatrick are each Partners of One Equity Partners LLC and Directors of Medex, Inc. Of the shares that are reported as beneficially owned, Mr. Dugan and Mr. Kirkpatrick exercise (a) sole power to vote 0 common shares, (b) shared power to vote 1,805,274 common shares; (c) sole power to dispose 0 common shares and 0 preferred shares and (d) shared power to dispose 1,805,274 common shares and 16,274,468 preferred shares.

(6)
Mr. Connelly owns approximately 50% of GCA Critical Care LLC that owns less than 1% of OEP MedVest LLC. Although Mr. Connelly indirectly owns common shares and preferred shares held by OEP MedVest LLC, Mr. Connelly does not have any power directly or indirectly to vote or dispose of the common shares or preferred shares held by OEP MedVest LLC.

(7)
Includes 891,000 preferred shares and 99,000 common shares subject to stock options that are currently exercisable or exercisable within 60 days.

EXECUTIVE COMPENSATION

Summary of Cash and Certain Other Compensation

        The following table sets forth certain compensation information for the Chief Executive Officer and our four other executive officers who were the most highly compensated for the fiscal year ended December 31, 2003 (together, the "named executive officers"). All of the information in this table reflects compensation earned by the named executive officers for services rendered to us.

Summary Compensation Table

						Long-Term Compensation Awards
	Annual Compensation
						Securities Underlying MedVest Options(#)
Name and Principal Position	Fiscal Year	Salary($)	Bonus($)	Other Annual Compensation($)				All Other Compensation($)
Dominick A. Arena President, Chief Executive Officer	2003 2002 2001	320,309 263,421 251,683	124,019 102,000 323,800	25,742 42,866 46,383	(1) (2) (3)	— 330,000 —	(4)	1,991,493 9,654 —	(6)(7) (8)
Georg Landsberg Senior Vice President of European Operations	2003 2002 2001	268,092 194,798 155,902	174,349 62,547 47,688	— — —		— 165,000 —	(5)	924,375 — —	(6)(7)
Michael I. Dobrovic Vice President and Chief Financial Officer	2003 2002 2001	181,099 144,658 120,721	53,069 41,310 18,774	117,111 46,707 65,155	(1) (2) (3)	— 165,000 —	(5)	1,312,016 5,758 1,575	(6)(7) (8) (9)
Ralph Dickman, Jr. Vice President Operations	2003 2002 2001	185,210 177,267 170,620	65,788 53,180 193,426	113,895 45,698 76,293	(1) (2) (3)	— 165,000 —	(5)	1,312,051 6,106 —	(6)(7) (8)
Charles J. Jamison Vice President and General Counsel	2003 2002 2001	181,099 144,658 117,692	53,069 41,310 17,606	26,673 34,484 39,753	(1) (2) (3)	— 165,000 —	(5)	1,319,213 7,164 2,363	(6)(7) (8) (9)

(1)
Includes transportation allowances, cost of living allowances and reimbursement of relocation expenses paid to Messrs. Arena, Dickman, Dobrovic and Jamison in fiscal year 2003:

	Car Allowance	Cost of Living	Relocation
Mr. Arena	$18,242	$0	$7,500
Mr. Dobrovic	$16,096	$3,077	$97,938
Mr. Dickman	$16,096	$3,077	$94,722
Mr. Jamison	$16,096	$3,077	$7,500

(2)
Includes transportation allowances and reimbursement of relocation expenses paid to Messrs. Arena, Dickman, Dobrovic and Jamison in fiscal year 2002:

	Car Allowance	Relocation
Mr. Arena	$18,360	$24,506
Mr. Dobrovic	$16,200	$30,507
Mr. Dickman	$16,200	$29,498
Mr. Jamison	$16,200	$18,284
(3)
Includes transportation allowances and reimbursement of relocation expenses paid to Messrs. Arena, Dickman, Dobrovic and Jamison in fiscal year 2001:

	Car Allowance	Relocation
Mr. Arena	$12,240	$34,143
Mr. Dobrovic	$14,645	$50,510
Mr. Dickman	$14,475	$61,818
Mr. Jamison	$10,800	$28,953
(4)
Consists of 297,000 preferred shares and 33,000 common shares.

(5)
Consists of 148,500 preferred shares and 16,500 common shares.

(6)
Includes matching contributions to our 401(k) Plan for fiscal year 2003 on behalf of the named executive officers and group term life insurance premiums attributable to the named executive officers for fiscal year 2003 in the following amounts:

Name	401(k) Plan	Life Insurance
Mr. Arena	$7,000	$4,493
Mr. Dobrovic	$6,670	$346
Mr. Dickman	$5,361	$1,690
Mr. Jamison	$6,558	$1,655
(7)
Messrs. Arena, Landsberg, Dobrovic, Dickman and Jamison each entered into a severance and non-compete agreement with us on May 21, 2003. Included in "All Other Compensation" for fiscal year 2003 are the first of three installment payments pursuant to the severance and non-compete agreements paid to each named executive officer on May 21, 2003 (Mr. Arena, $1,402,500; Mr. Landsberg, $924,375; Mr. Dobrovic, $924,375; Mr. Dickman, $924,375; and Mr. Jamison, $924,375) and the second of three installment payments pursuant to the severance and non-compete agreements paid to Messrs. Arena, Dobrovic, Dickman and Jamison on December 30, 2003 (Mr. Arena, $577,500 and Messrs. Dobrovic, Dickman and Jamison, $380,625). The second of three installment payments pursuant to the severance and non-compete agreement to Mr. Landsberg of $380,625 was paid in the first quarter of the 2004 fiscal year.

(8)
Includes matching contributions to our 401(k) Plan for fiscal year 2002 on behalf of the named executive officers and group term life insurance premiums attributable to the named executive officers for fiscal year 2002 in the following amounts:

Name	401(k) Plan	Life Insurance
Mr. Arena	$5,875	$3,779
Mr. Dobrovic	$5,500	$258
Mr. Dickman	$5,264	$842
Mr. Jamison	$5,929	$1,235
(9)
Consists of matching contributions to our 401(k) Plan for fiscal years 2001.

Option/SAR Grants

        During fiscal year ended December 31, 2003, no options were granted to any of our named executive officers.

Option Exercises and Fiscal Year-End Values

        During fiscal year ended December 31, 2003, none of our named executive officers exercised any stock options. The following table sets forth information with respect to the number of unexercised stock options held by the named executive officers on December 31, 2003, and the value of the unexercised in-the-money stock options on that date.

December 31, 2003 Option Values

	Number of Securities Underlying Unexercised Options At December 31, 2003 (#)
				Value of Unexercised in-the-Money Options at December 31, 2003 ($)(3)
Name
	Exercisable		Unexercisable	Exercisable	Unexercisable
Dominick A. Arena	330,000	(1)	—	1,676,400	—
Ralph Dickman Jr.	165,000	(2)	—	838,200	—
Michael I. Dobrovic	165,000	(2)	—	838,200	—
Charles J. Jamison	165,000	(2)	—	838,200	—
Georg Landsberg	165,000	(2)	—	838,200	—

(1)
Consists of options exercisable for 297,000 preferred shares and 33,000 common shares at an exercise price of $1.60 per share.

(2)
Consists of options exercisable for 148,500 preferred shares and 16,500 common shares at an exercise price of $1.60 per share.

(3)
The value of outstanding options is determined by the fair market value of common and preferred stock as of May 21, 2003 of $6.68 per share as determined by the price paid by OEP in connection with the Transactions less the exercise price of $1.60 per share.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Stockholders' Agreement

        In connection with the recapitalization, all of the holders of shares of MedVest common stock and preferred stock became parties to a new stockholders' agreement. The stockholders' agreement provides, among other things, that the number of the directors constituting the MedVest and Medex board of directors will be seven. Each stockholder is obligated to vote its shares to elect three representatives designated by OEP MedVest LLC, two representatives designated by the stockholders other than OEP MedVest LLC, one independent outside director designated by OEP MedVest LLC (who shall be reasonably acceptable to the non-OEP MedVest LLC stockholders) and one independent outside director designated by the non-OEP MedVest LLC stockholders (who shall be reasonably acceptable to OEP MedVest LLC). The number of representatives OEP MedVest LLC and the non-OEP MedVest LLC stockholders are entitled to designate is subject to such holders maintaining a certain minimum percentage of shares held by them as of the recapitalization date.

        Under the stockholders' agreement, MedVest is required to obtain the approval of stockholders holding at least 50% of its outstanding shares of common stock before:

  •
  authorizing or issuing any equity securities of MedVest or its subsidiary, other than pursuant to an employee or director stock incentive plan approved by the board;

  •
  amending, modifying or waiving any term of any equity security issued by MedVest;

  •
  redeeming or repurchasing any preferred stock or other equity security of MedVest or its subsidiaries;

  •
  adopting any new, or amending any, employee or director incentive plan providing for the issuance of equity securities of MedVest or its subsidiaries;

  •
  approving any sale of MedVest;

  •
  voluntarily liquidating, dissolving or winding up MedVest;

  •
  granting any rights of first offer, first refusal or any similar rights relating to a sale of MedVest;

  •
  engaging (directly or indirectly) in a new business activity other than a business reasonably related to MedVest's or its subsidiaries' existing business;

  •
  selling or otherwise disposing of any material business of MedVest or any subsidiary of MedVest;

  •
  except for customary director, officer and employee compensation, entering into or amending (directly or indirectly) any borrowing, transaction or agreement with any affiliate involving payments by MedVest for such borrowing, transaction or agreement which, when aggregated with all other such payments by MedVest exceed $100,000 in any one year or which individually involve payments by MedVest in excess of $500,000 during the term of any such borrowing, transaction or agreement; or

  •
  making any loans or advances to any third party, other than (1) travel and entertainment advances to employees in the ordinary course of business, (2) notes payable issued to MedVest as part of the purchase price for a disposition of assets otherwise permitted hereunder, and (3) advances and deposits made in the ordinary course of business.

        Notwithstanding the foregoing the consent of at least one director appointed by the non-OEP MedVest LLC stockholders is required to take any of the actions described in the second to last bullet point above.

        The stockholders' agreement also contains certain rights of first refusal in favor of the non-OEP MedVest LLC stockholders, MedVest and OEP MedVest LLC that will be triggered upon certain proposed transfers of shares of common or preferred stock by the non-OEP MedVest LLC stockholders. The stockholders' agreement also provides for tag-along rights to stockholders with respect to any proposed sale of at least 10% of MedVest's outstanding stock and drag-along rights with respect to any proposed sale by stockholders owning at least an aggregate of 50% of the shares of MedVest's outstanding common stock. The stockholders' agreement provides each stockholder with certain preemptive rights with respect to any proposed issuance of shares of MedVest's capital stock, options to purchase shares of MedVest's capital stock, or any securities or options to purchase securities convertible into, or exercisable or exchangeable for any shares of MedVest's capital stock.

        Under the terms of the stockholders' agreement, MedVest is permitted, subject to certain conditions, to purchase from any employee investor any or all of the shares of MedVest's stock owned by such employee upon termination of employment for cause or upon termination by the employee without good reason. MedVest is obligated to purchase from any employee investor any or all of the shares of MedVest's stock owned by such employee upon termination of employment upon the employee's death or disability. Finally, under the stockholders' agreement, MedVest is permitted, and the employee may require MedVest, to purchase the shares of MedVest's stock owned by such employee upon termination of employment without cause or by the employee for good reason. The stockholders' agreement terminates upon an initial public offering of shares of common stock of MedVest having an aggregate offering value of at least $75 million and that results in MedVest having a deemed market capitalization of at least $300 million.

Registration Rights Agreement

        In connection with the closing of the MedVest recapitalization, MedVest entered into a registration rights agreement with OEP MedVest LLC and all of the other stockholders of MedVest, pursuant to which MedVest granted certain registration rights to the stockholders, which rights can be exercised after an initial public offering of shares of common stock of MedVest having an aggregate offering value of at least $75 million and that results in MedVest having a deemed market capitalization of at least $300 million. Specifically, subject to certain conditions and limitations, after a qualified initial public offering, OEP MedVest LLC can request two long-form and unlimited short-form demand registrations and the non-OEP MedVest LLC stockholders may request one long-form and unlimited short-form demand registration of their shares of common stock.

        Additionally, subject to certain conditions and limitations, MedVest agrees to permit the holders party to the registration rights agreement to include their shares of MedVest's common stock in any primary offering pursuant to a registration statement filed with the Securities and Exchange Commission whenever MedVest's securities then issued and outstanding are to be registered under the Securities Act, subject to compliance with certain notice provisions set forth in the registration rights agreement. MedVest is able to postpone or withdraw any such primary registration without obligation to any holder. MedVest is generally required to bear all expenses arising from these registrations. MedVest further agrees to indemnify, to the fullest extent permitted by law, each stockholder party to the registration rights agreement and certain of their affiliates against all losses, claims, damages, liabilities and expenses caused by any untrue or alleged untrue statement of a material fact contained in any registration statement, any prospectus or preliminary prospectus or any amendment thereof or supplement thereto, any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading or any violation of federal or state blue sky laws. These registration rights will be subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares of common stock held by the holders with registration rights to be included in such registration and a requirement that a certain minimum amount of securities be registered and sold in such registrations.

Employment Agreements

        In connection with the Transactions, we entered into employment agreements with certain of our named executive officers as described in "Management—Employment Agreements." In addition, we made certain other payments to these executive officers as described in "The Jelco Acquisition and Related Transactions—The Equity Investment—Recapitalization Agreement."

Transactions with Affiliates

        Banc One Mezzanine Corporation and Banc One Capital Markets, Inc. are subsidiaries of Bank One Corporation, as are One Equity Partners and us (by virtue of the contemplated equity ownership interest in us by One Equity Partners).

        OEP MedVest LLC, an affiliate of each of One Equity Partners, Banc One Capital Markets, Inc. and Banc One Mezzanine Corporation, owns 83.2% of MedVest's capital stock on a fully-diluted basis and has the right to appoint a majority of our board of directors. Banc One Capital Markets, Inc. was an initial purchaser in the offering of outstanding notes, for which it received customary fees, plus reimbursement of certain expenses, for its services. Banc One Mezzanine Corporation serves as documentation agent under the credit facility for which it receives customary fees, plus reimbursement of certain expenses, for its services. Affiliates of this institution also serve as lenders under the credit facility.

Management Agreement

        In connection with the Transactions, MedVest entered into a management agreement with One Equity Partners LLC for management and financial advisory services and oversight to be provided to us and our subsidiaries. Pursuant to this agreement, MedVest pays an annual management fee of $2.4 million; provided, however, no annual management fee will be payable until MedVest and its consolidated subsidiaries generate annual EBITDA in excess of $76.0 million; provided, further, that no annual management fee was payable before December 15, 2003. One Equity Partners also received a one-time transaction fee of $3.0 million upon consummation of the Transactions and annual out-of-pocket expenses.

Consulting Arrangement

        On June 14, 2003, we engaged Garrett Capital Advisors to provide general business consulting services to Medex, Inc. at an annual retainer of $150,000. Our director, Mr. Connelly, is the managing partner of Garrett Capital Advisors. This agreement commenced July 1, 2003 and ends June 30, 2006. It is cancelable at any time, by either party, upon 90 days written notice.

DESCRIPTION OF CERTAIN OTHER INDEBTEDNESS AND PREFERRED STOCK

        In connection with the offering, we entered into a credit facility with a syndicate of financial institutions and institutional lenders. Set forth below is a summary of the terms of the credit facility. This summary is not a complete description of all the terms of the credit facility.

The Credit Facility

General

        The credit facility provides for senior secured financing of up to $170.0 million, consisting of (1) a $129.4 million term loan facility with a maturity of six years that is drawn in full, and (2) a $40.0 million revolving credit facility, including both a letter of credit sub-facility of $2.0 million and a swingline loan sub-facility of $5.0 million, that will terminate in five years. All borrowings under the credit facility are subject to the satisfaction of customary conditions, including absence of a default and accuracy of representations and warranties.

        Proceeds of the term loan and any revolving loans funded on May 21, 2003 were used to finance the Transactions. Proceeds of revolving loans funded after May 21, 2003 are, and will be, used to provide financing for working capital and general corporate purposes.

Interest and Fees

        The interest rates per annum applicable to loans, other than swingline loans, under our credit facility is, at our option, equal to either a base rate or a LIBOR rate for a one, two three or six and, if available, nine or twelve month interest period chosen by us plus, in each case, an applicable margin percentage.

        The base rate is the greater of (1) the prime rate or (2) one-half of 1% over the weighted average of rates on overnight Federal funds as published by the Federal Reserve Bank of New York. The LIBOR rate is determined by reference to settlement rates established for deposits in dollars in the London interbank market for a period equal to the interest period of the loan and the maximum reserve percentages established by the Board of Governors of the United States Federal Reserve to which our lenders are subject. The applicable margin percentage is initially a percentage per annum equal to (1) 2.75% for base rate term loans, (2) 3.0% for LIBOR rate term loans, (3) 2.50% for base rate revolving loans and (4) 3.50% for LIBOR rate revolving loans. Beginning approximately six months after May 21, 2003, the applicable margin percentages has become subject to adjustments based upon the ratio of our funded debt to our consolidated EBITDA being within certain defined ranges. Swingline loans will bear interest at the interest rate applicable to base rate revolving loans.

        On the last business day of each calendar quarter, we are required to pay each lender a 0.50% commitment fee in respect of any unused commitments under the revolving loan facility.

Prepayments

        Subject to exceptions, the credit facility requires mandatory prepayments of the loans in amounts equal to (1) 100% of insurance net proceeds not applied toward the repair, replacement or relocation of damaged properties within 180 days, (2) 100% of the net cash proceeds from asset sales that are not made in the ordinary course of business or the proceeds of which are not reinvested by us within 180 days, (3) 100% of the net cash proceeds from the issuance of debt securities by us, (4) 100% of the net cash proceeds from the issuance of equity securities by us with certain exceptions for the issuance of equity securities by us in connection with an initial public offering and (5) 75% of our annual excess cash flow, which percentage may be reduced to 50% if the ratio of our funded debt to our consolidated EBITDA is less than or equal to 3.00 to 1.00. Voluntary prepayments of loans under the credit facility and voluntary reductions of revolving loan commitments are permitted, in whole or in part, in minimum amounts as set forth in the credit agreement.

Amortization of Principal

        Our credit facility requires scheduled quarterly payments on the term loans in amounts equal to 1% for the first five years and 95% in the sixth year on each of June 30, September 30, December 31 and March 31, beginning on September 30, 2003.

Collateral and Guarantors

        Indebtedness under the credit facility is guaranteed by our parent and all of our current and future domestic subsidiaries and is secured by a perfected first-priority security interest in substantially all of our and our guarantors' existing and future property and assets, including accounts receivable, inventory, equipment, general intangibles, intellectual property, investment property, other personal property, owned real property, cash and cash proceeds of the foregoing, and a first-priority pledge of our capital stock and the capital stock of the guarantor subsidiaries, as well as 65% of the capital stock of certain material first-tier foreign subsidiaries.

Restrictive Covenants and Other Matters

        The credit facility requires that we comply on a quarterly basis with certain financial covenants, including a maximum senior leverage ratio test, a maximum total leverage test, a minimum interest coverage ratio test, a minimum fixed charge coverage ratio test and a maximum annual capital expenditure test, which financial covenants (other than the minimum fixed charge coverage ratio and the maximum annual capital expenditure test) become more restrictive over time. In addition, our credit facility includes negative covenants, subject to exceptions, restricting or limiting our ability and the ability of our parent and our subsidiaries, to, among other things (1) incur, assume or permit to exist additional indebtedness or guarantees, (2) incur liens, including negative pledges, (3) make loans and investments, (4) declare dividends, make payments or redeem or repurchase capital stock, (5) engage in mergers, acquisitions, joint ventures and other business combinations, (6) prepay, redeem or purchase certain indebtedness, including the notes, (7) amend or otherwise alter our equity or constituent documents or the terms of our indebtedness, including the notes, (8) sell assets and engage in sale leaseback transactions, (9) transact with affiliates and (10) alter the business that we conduct.

        The credit facility contains certain customary representations and warranties, affirmative covenants and events of default, including payment defaults, breach of representations and warranties, covenant defaults, cross-defaults to certain indebtedness, certain events of bankruptcy, certain events under ERISA, material judgments, actual or asserted failure of any guaranty or security document supporting our senior secured credit facility to be in full force and effect and change of control. If such an event of default occurs, the lenders under our credit facility would be entitled to take various actions, including the acceleration of amounts due under the credit facility and all actions permitted to be taken by a secured creditor.

MedVest Preferred Stock

        The preferred stock of MedVest is non-voting. Upon the liquidation, dissolution or winding up of MedVest, before any distribution of proceeds to the holders of common shares, the holders of preferred shares will be entitled to a preferential distribution in cash in an amount equal to $5.643 for each preferred share held by such holder. In addition, each preferred share holder will be entitled to receive his or her pro rata portion of 90% of all remaining proceeds until such holder shall have received an additional $2.8215 for each preferred share held by such holder. Thereafter, each preferred share holder will be entitled to receive his or her pro rata portion of 10% of all remaining proceeds from such liquidation, dissolution or winding up of MedVest. The preferred shares are not subject to call or mandatory redemption rights and cannot be converted into common shares.

DESCRIPTION OF THE NOTES

        You can find the definitions of certain terms used in this description under the subheading "Certain Definitions." In this description, "Medex" refers only to Medex, Inc. and not to any of its subsidiaries and "MedVest" refers only to MedVest Holdings Corporation, and not to any of its subsidiaries. MedVest and the Subsidiary Guarantors are collectively referred to as "Guarantors." We use the term "notes" when describing provisions that apply to both the outstanding notes and the new notes.

        The outstanding notes were, and the new notes will be, issued under an Indenture dated as of May 21, 2003 among Medex, MedVest, as parent guarantor, the Subsidiary Guarantors and The Bank of New York, as trustee. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939. The outstanding notes are subject to the registration rights agreement referred to under the heading "Registration Rights; Liquidated Damages" that requires Medex and the Guarantors to register the outstanding notes and the corresponding note guarantees with the Securities and Exchange Commission. Terms of the new notes are nearly identical to the terms of the outstanding notes in all material respects, including interest rate and maturity, except that the new notes will not be subject to:

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  the restrictions on transfer; and

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  the registration rights agreement's covenants regarding registration of the outstanding notes.

        The following description is a summary of the material provisions of the indenture and the registration rights agreement. It does not restate those agreements in their entirety. We have filed copies of the indenture and the registration rights agreement as exhibits to the registration statement of which the prospectus is a part. We encourage you to read the indenture and the registration rights agreement because they, and not this description, define your rights under the indenture and the notes. Copies of the indenture and the registration rights agreement are available as set forth below under "—Where You Can Obtain Additional Information." Certain defined terms used in this description but not defined below under "—Certain Definitions" have the meanings assigned to them in the indenture.

        The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Notes and the Note Guarantees

The Notes

        The notes:

  •
  are general unsecured obligations of Medex;

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  are subordinated in right of payment to all existing and future Senior Debt of Medex;

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  are pari passu in right of payment with any future senior subordinated Indebtedness of Medex; and

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  are fully and unconditionally guaranteed by the Guarantors.

The Note Guarantees

        The notes are guaranteed by MedVest and the Subsidiary Guarantors.

        Each note guarantee:

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  is a general unsecured obligation of the Guarantor;

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  is subordinated in right of payment to all existing and future Senior Debt of that Guarantor; and

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  is pari passu in right of payment with any future senior subordinated Indebtedness of that Guarantor.

        As of December 31, 2003, Medex and the Guarantors have total Senior Debt of approximately $129.4 million. As indicated above and as discussed in detail below under the caption "—Subordination," payments on the notes and under the note guarantees will be subordinated to the prior payment in full of Senior Debt. The indenture permits us and the Guarantors to incur additional Senior Debt.

        Not all of our subsidiaries will guarantee the notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor subsidiaries, the non-guarantor subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to us.

        As of the date of the indenture, all of Medex's direct and indirect subsidiaries will be "Restricted Subsidiaries." However, under the circumstances described below under the subheading "—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries," we will be permitted to designate certain of our subsidiaries as "Unrestricted Subsidiaries." Our Unrestricted Subsidiaries will not be subject to any of the restrictive covenants in the indenture and will not guarantee the notes.

Principal, Maturity and Interest

        Medex initially will issue $200.0 million aggregate principal amount of notes (the "initial notes"). Subject to compliance with the covenant described under the caption "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock" below, Medex may issue additional notes under the indenture from time to time after this offering. The initial notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. Medex will issue notes in denominations of $1,000 and integral multiples of $1,000.

        The notes will mature on May 15, 2013.

        Interest on the notes will accrue at the rate of 8 7/8% per annum and will be payable semi-annually in arrears on May 15 and November 15, commencing on November 15, 2003. Medex will make each interest payment to the holders of record on the immediately preceding May 1 and November 1.

        Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

        As described under the caption "Registration Rights; Liquidated Damages" below, Medex will be required to pay Liquidated Damages on interest payment dates in the event Medex and the Guarantors do not comply with certain provisions of the registration rights agreement.

Methods of Receiving Payments on the Notes

        If a holder has given wire transfer instructions to Medex, Medex will pay all principal, interest and premium and Liquidated Damages, if any, on that holder's notes in accordance with those instructions. All other payments on notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless Medex elects to make interest payments by check mailed to the holders at their address set forth in the register of holders.

Paying Agent and Registrar for the Notes

        The trustee will initially act as paying agent and registrar. Medex may change the paying agent or registrar without prior notice to the holders of the notes, and Medex or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

        A holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a holder to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. Medex is not required to transfer or exchange any note selected for redemption. Also, Medex is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Note Guarantees

        The notes will be guaranteed by MedVest and by each current and future Restricted Subsidiary that is either formed under the laws of the United States or any state of the United States or the District of Columbia and (1) in which Medex has made an Investment of at least $0.5 million or (2) that incurs, guarantees or otherwise provides direct credit support for any Indebtedness, other than pursuant to clause (12) under the second paragraph of the covenant described under "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock" below. These note guarantees will be joint and several obligations of the Guarantors. Each note guarantee will be subordinated to the prior payment in full of all Senior Debt of that Guarantor, including guarantees of the Credit Agreement. The obligations of each Guarantor under its note guarantee will be limited as necessary to prevent that note guarantee from constituting a fraudulent conveyance under applicable law. See "Risk Factors—A court may void the guarantees of the notes or subordinate the guarantees to other obligations of our subsidiary guarantors."

        The note guarantee of a Subsidiary Guarantor will be released and such Subsidiary Guarantor will be relieved of its obligations under the note guarantee:

          (1)   solely as to the purchaser in connection with any sale or other disposition of all or substantially all of the assets of that Subsidiary Guarantor to a Person that is not (either before or after giving effect to such transaction) a Subsidiary of Medex, if the sale or other disposition complies with the provisions described under the caption "—Repurchase at the Option of Holders—Asset Sales" below;

          (2)   in connection with any sale of all of the Capital Stock of a Subsidiary Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) a Subsidiary of Medex, if the sale complies with provisions described under the caption "—Repurchase at the Option of Holders—Asset Sales" below; or

          (3)   if Medex designates any Restricted Subsidiary that is a Subsidiary Guarantor as an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture.

Subordination

        The payment of principal, interest and premium and Liquidated Damages, if any, and other payment obligations, on, or with respect to (other than with respect to the trustee), the notes (including any obligation to repurchase the notes), and payment under any note guarantee, will be subordinated to the prior payment in full in cash of all Senior Debt of Medex or the relevant Guarantor, as the case may be, including Senior Debt incurred after the date of the indenture.

        The holders of Senior Debt will be entitled to receive payment in full in cash of all Obligations due in respect of Senior Debt (including interest after the commencement of any bankruptcy proceeding at the rate specified in the applicable Senior Debt) before the holders of notes will be entitled to receive any payment with respect to the notes (except that holders of notes may receive and retain Permitted Junior Securities and payments made from the trust described under "—Legal Defeasance and Covenant Defeasance"), in the event of any distribution to creditors of Medex or the relevant Guarantor:

          (1)   in a liquidation or dissolution of Medex or the relevant Guarantor;

          (2)   in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to Medex or the relevant Guarantor or its respective property;

          (3)   in an assignment for the benefit of creditors; or

          (4)   in any marshaling of Medex's or the relevant Guarantor's assets and liabilities.

        Medex also may not make any payment in respect of the notes (except in Permitted Junior Securities or from the trust described under "—Legal Defeasance and Covenant Defeasance") if:

          (1)   a payment default on Designated Senior Debt occurs; or

          (2)   any other default occurs and is continuing on any series of Designated Senior Debt that permits holders of that series of Designated Senior Debt to accelerate its maturity and the trustee receives a notice of such default (a "Payment Blockage Notice") from Medex or (a) with respect to Designated Senior Debt arising under the Credit Agreement, from the agent for the lenders thereunder, or (b) with respect to any other Designated Senior Debt, from the holders of any such Designated Senior Debt.

        Payments on the notes may and will be resumed:

          (1)   in the case of a payment default, upon the earlier of the date on which such default is cured or waived or such Designated Senior Debt has been discharged or paid in full in cash; and

          (2)   in the case of a nonpayment default, upon the earliest of (a) the date on which such nonpayment default is cured or waived, (b) 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Designated Senior Debt has been accelerated, (c) the date on which such payment blockage period shall have been terminated by written notice to the trustee by the party initiating such payment blockage period or (d) the date on which such Designated Senior Debt has been discharged or paid in full in cash.

        No new Payment Blockage Notice may be delivered unless and until:

          (1)   360 days have elapsed since the delivery of the immediately prior Payment Blockage Notice; and

          (2)   all scheduled payments of principal, interest and premium and Liquidated Damages, if any, on the notes that have come due have been paid in full in cash.

        No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the trustee will be, or can be, made the basis for a subsequent Payment Blockage Notice unless such default has been cured or waived for a period of not less than 90 days.

        If the trustee or any holder of the notes receives a payment in respect of the notes (except in Permitted Junior Securities or from the trust described under "—Legal Defeasance and Covenant Defeasance") when:

          (1)   the payment is prohibited by these subordination provisions; and

          (2)   the trustee or the holder has actual knowledge that the payment is prohibited;

the trustee or the holder, as the case may be, will hold the payment in trust for the benefit of the holders of Senior Debt. Upon the proper written request of the holders of Senior Debt, the trustee or the holder, as the case may be, will deliver the amounts in trust to the holders of Senior Debt or their proper representative.

        Medex or the trustee must promptly notify holders of Senior Debt if payment of the notes is accelerated because of an Event of Default.

        The note guarantee of each Subsidiary Guarantor will be subordinated to Senior Debt of such Subsidiary Guarantor to the same extent and in the same manner as the notes are subordinated to Senior Debt of Medex.

        Payments under the note guarantee of each Guarantor will be subordinated to the prior payment in full in cash of all Indebtedness under the Credit Agreement and all other Senior Debt of such Guarantor, including Senior Debt incurred after the date of the Indenture, on the same basis as provided above with respect to the subordination of payments on the notes by Medex to the prior payment in full in cash of Senior Debt of Medex. As a result of the subordination provisions described above, in the event of a bankruptcy, liquidation or reorganization of Medex, holders of notes may recover less ratably than creditors of Medex or the Guarantors who are holders of Senior Debt. See "Risk Factors—Your right to receive payments on the notes and guarantees is subordinated to our senior debt."

Optional Redemption

        At any time before May 15, 2006, Medex may on one or more occasions redeem up to 35% of the aggregate principal amount of notes (including additional notes) issued under the indenture at a redemption price of 108.875% of the principal amount thereof, plus accrued and unpaid interest and Liquidated Damages, if any, to the redemption date, with the net cash proceeds of any Equity Offering; provided, however, that:

          (1)   at least 65% of the original aggregate principal amount of notes issued under the indenture remains outstanding immediately after the occurrence of such redemption (excluding notes held by MedVest and its Subsidiaries); and

          (2)   the redemption occurs within 90 days of the date of the closing of such Equity Offering.

        Except pursuant to the preceding paragraph, the notes will not be redeemable at Medex's option prior to May 15, 2008.

        On or after May 15, 2008, Medex may redeem all or a part of the notes upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on May 15 of the years indicated below:

Year	Percentage
2008	104.438%
2009	102.958%
2010	101.479%
2011 and thereafter	100.000%

Selection and Notice

        If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption as follows:

          (1)   if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

          (2)   if the notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the trustee deems fair and appropriate.

        No notes of $1,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

        If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

Mandatory Redemption

        Medex is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the Option of Holders

  Change of Control

        If a Change of Control occurs, each holder of notes will have the right to require Medex to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that holder's notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, Medex will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Liquidated Damages, if any, on the notes repurchased, to the date of purchase. Within 30 days following any Change of Control, Medex will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 90 days from the date of such Change of Control, pursuant to the procedures required by the indenture and described in such notice. Medex will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, Medex will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such conflict.

        On the Change of Control Payment Date, Medex will, to the extent lawful:

          (1)   accept for payment all notes or portions of notes properly tendered and not withdrawn pursuant to the Change of Control Offer;

          (2)   deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

          (3)   deliver or cause to be delivered to the trustee the notes properly accepted together with an officers' certificate stating the aggregate principal amount of notes or portions of notes being purchased by Medex.

        The paying agent will promptly mail to each holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of $1,000 or an integral multiple of $1,000.

        Medex will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

        The provisions described above that require Medex to make a Change of Control Offer following a Change of Control will be applicable even though other provisions of the indenture may be applicable to the Change of Control event. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of the notes to require that Medex repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

        Medex will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by Medex and purchases all notes properly tendered and not withdrawn under the Change of Control Offer.

        The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the properties or assets of Medex and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require Medex to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Medex and its Subsidiaries taken as a whole to another Person or group may be uncertain.

  Asset Sales

        Medex will not, and will not permit any Restricted Subsidiary to, consummate an Asset Sale unless:

          (1)   Medex (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the fair market value (evidenced by a resolution of the Board of Directors set forth in an officers' certificate delivered to the trustee) of the assets sold, leased, transferred, conveyed or otherwise disposed of or Equity Interests issued or sold;

          (2)   at least 75% of the consideration received in the Asset Sale by Medex or such Restricted Subsidiary is in the form of cash. For purposes of this provision, each of the following will be deemed to be cash:

            (a)   any liabilities, as shown on Medex's or such Restricted Subsidiary's most recent balance sheet, of Medex or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any note guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases Medex or such Restricted Subsidiary from further liability;

            (b)   any securities, notes or other obligations received by Medex or any such Restricted Subsidiary from such transferee that are converted by Medex or such Restricted Subsidiary into cash within 90 days, to the extent of the cash received in that conversion; and

            (c)   properties and assets to be owned by Medex or any Restricted Subsidiary and used in a Permitted Business or Capital Stock in one or more Persons engaged in a Permitted Business that are or thereby become Restricted Subsidiaries of Medex (in which case Medex will, without further action, be deemed to have applied such deemed cash to an investment in additional assets in accordance with clause (3) below); and

          (3)   Medex delivers an officers' certificate to the trustee certifying that such Asset Sale complies with the foregoing clauses (1) and (2).

        Within 365 days after the receipt of any Net Proceeds from an Asset Sale, Medex or the Restricted Subsidiaries may apply those Net Proceeds at its option:

          (1)   to repay Senior Debt of Medex or any Guarantor (other than Indebtedness owed to Medex, any Guarantor or any Affiliate of Medex) and, if the Senior Debt repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;

          (2)   to acquire all or substantially all of the assets of, or a majority of the Voting Stock of, another Person engaged in a Permitted Business; or

          (3)   to acquire other long-term assets or property that are used in a Permitted Business.

Pending the final application of any Net Proceeds, Medex or such Restricted Subsidiary may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

        Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph will constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $5.0 million, Medex will make an Asset Sale Offer to all holders of notes to purchase the maximum principal amount of notes and, if Medex is required to do so under the terms of any other Indebtedness that is pari passu with the notes, such other Indebtedness on a pro rata basis with the notes, that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of the purchase of all properly tendered and not withdrawn notes pursuant to an Asset Sale Offer, Medex may use such remaining Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

        Medex will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, Medex will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such conflict.

        The agreements governing Medex's outstanding Senior Debt currently prohibit Medex from purchasing any notes, and also provide that certain change of control or asset sale events with respect to Medex would constitute a default under these agreements. Any future credit agreements or other agreements relating to Senior Debt to which Medex becomes a party may contain similar restrictions and provisions. In the event a Change of Control or Asset Sale occurs at a time when Medex is prohibited from purchasing notes, Medex could seek the consent of its senior lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If Medex does not obtain such a consent or repay such borrowings, Medex will remain prohibited from purchasing notes. In such case, Medex's failure to purchase tendered notes would constitute an Event of Default under the indenture, which would, in turn, constitute a default under such Senior Debt. In such circumstances, the subordination provisions in the indenture would likely restrict payments to the holders of notes. See "Risk Factors—We may not be able to repurchase the notes upon a change of control or asset sale."

Certain Covenants

  Restricted Payments

        Medex will not, and will not permit any Restricted Subsidiary to, directly or indirectly:

          (1)   declare or pay any dividend or make any other payment or distribution (A) on account of Medex's or any Restricted Subsidiary's Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving Medex or any Restricted Subsidiary) or (B) to the direct or indirect holders of Medex's or any Restricted Subsidiary's Equity Interests in their capacity as such (other than dividends or distributions (i) payable in Equity Interests (other than Disqualified Stock) of Medex or (ii) to Medex or a Restricted Subsidiary);

          (2)   purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving Medex) any Equity Interests of Medex;

          (3)   make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Subordinated Obligations, other than Subordinated Obligations owed to Medex or any Restricted Subsidiary, except a payment of interest or principal at the Stated Maturity thereof;

          (4)   pay any amount of Management Fees (including Deferred Management Fees) to a Person other than Medex or a Restricted Subsidiary; or

          (5)   make any Restricted Investment (all such payments and other actions set forth in these clauses (1) through (5) above being collectively referred to as "Restricted Payments"),

unless, at the time of and after giving effect to such Restricted Payment:

          (1)   no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment; and

          (2)   Medex would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the most recently ended four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock"; and

          (3)   such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Medex and the Restricted Subsidiaries after the date of the indenture (excluding Restricted Payments permitted by clauses (2), (3) and (4) of the next succeeding paragraph) is less than the sum, without duplication, of:

            (a)   50% of the Consolidated Net Income of Medex for the period (taken as one accounting period) from the beginning of the first fiscal quarter after which the notes are first issued to the end of Medex's most recently ended fiscal quarter in which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

            (b)   100% of the aggregate net cash proceeds received by Medex since the date of the indenture as a contribution to its common equity capital or from the issue or sale of Equity Interests of Medex (excluding Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of Medex or any Guarantor that have been converted into or exchanged for Equity Interests of Medex (other than Equity Interests, Disqualified Stock or debt securities sold to a Subsidiary of Medex), plus

            (c)   to the extent that any Restricted Investment that was made after the date of the indenture is sold for cash or otherwise liquidated or repaid for cash, the lesser of (i) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (ii) the initial amount of such Restricted Investment, plus

            (d)   in case, after the date of the indenture, any Unrestricted Subsidiary has been redesignated as a Restricted Subsidiary under the terms of the indenture or has been merged, consolidated or amalgamated with or into, or transfers or conveys assets to, or is liquidated into Medex or a Restricted Subsidiary and an amount equal to the lesser of (1) the net book value at the date of the redesignation, combination or transfer of the aggregate Investments made by Medex and the Restricted Subsidiaries in the Unrestricted Subsidiary (or of the assets transferred or conveyed, as applicable), and (2) the fair market value of the Investments owned by Medex and the Restricted Subsidiaries in such Unrestricted Subsidiary at the time of the redesignation, combination or transfer (or of the assets transferred or conveyed, as applicable).

            The preceding provisions will not prohibit:

          (1)   the payment of any dividend within 60 days after the date of declaration of the dividend, if at the date of declaration the dividend payment would have complied with the provisions of the indenture;

          (2)   the redemption, repurchase, retirement, defeasance or other acquisition of any Equity Interests or Subordinated Obligations of Medex or any Restricted Subsidiary in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary) of, Equity Interests of Medex (other than Disqualified Stock); provided, however, that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition will be excluded from clause (3)(b) of the preceding paragraph (and shall not previously have been relied on to make a Restricted Payment);

          (3)   the defeasance, redemption, repurchase or other acquisition of Subordinated Obligations of Medex or any Restricted Subsidiary with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness; provided, however, that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition will be excluded from clause (3)(b) of the preceding paragraph (and shall not previously have been relied on to make a Restricted Payment);

          (4)   the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Medex or any Restricted Subsidiary held by any member of Medex's (or any Restricted Subsidiary's) management; provided, however, that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests in reliance on this clause (4) may not exceed, (A) prior to the first public offering of common stock of MedVest or Medex, an amount equal to $10.0 million since the date of the indenture and $5.0 million during any twelve-month period; and (B) after the first public offering of common stock of MedVest or Medex, $1.5 million in any twelve-month period;

          (5)   cash payments, dividends or loans to MedVest in amounts equal to: (a) the amounts required for MedVest to pay any federal, state or local taxes to the extent such taxes are directly attributable to the income, gain, capital or assets of Medex and its Restricted Subsidiaries and (b) the amounts required for MedVest to pay franchise taxes and other fees required to maintain its legal existence and all costs and expenses (including, without limitation, legal and accounting expenses and filing fees) incurred by MedVest with respect to filings with the Commission;

          (6)   any payments made in connection with the Transactions pursuant to the Recapitalization Agreement and any other agreements or documents related to the Transactions in effect on the closing date of the Transactions (without giving effect to subsequent amendments, waivers or other modifications to such agreements or documents) or as otherwise described in this prospectus, including payments made by Medex to MedVest to allow MedVest to satisfy its obligations (including indemnification, purchase price adjustments, transaction fees and expenses, success fees, non-competition fees and retention bonuses) under such agreements or documents as such agreements or documents are in effect on the date of the indenture;

          (7)   the repurchase of Indebtedness subordinated to the Notes at a purchase price not greater than 101% of the principal amount thereof (plus accrued and unpaid interest) pursuant to a mandatory offer to repurchase made upon the occurrence of a Change of Control or upon certain Asset Sales; provided that the Company first make an offer to purchase the Notes (and repurchase all tendered notes) under the indenture pursuant to the provisions of the indenture described under "—Change of Control" and "—Asset Sales"; and

          (8)   other Restricted Payments in an aggregate amount since the issue date not to exceed $10.0 million;

provided, however, that, with respect to clauses (2), (3), (4), (7) and (8) above, no Default or Event of Default shall have occurred and be continuing immediately after such transaction.

        The amount of all Restricted Payments (other than cash) will be the fair market value on the date of the Restricted Payment of the assets, property or securities proposed to be transferred or issued by Medex or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant and are in excess of $1.0 million will be determined by the Board of Directors whose resolution with respect thereto will be delivered to the trustee. The Board of Directors' determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the fair market value exceeds $10.0 million. Not later than the date of making any Restricted Payment, Medex will deliver to the trustee an officers' certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this "Restricted Payments" covenant were computed, together with a copy of any fairness opinion or appraisal required by the indenture.

  Incurrence of Indebtedness and Issuance of Preferred Stock

        Medex will not, and will not permit any Restricted Subsidiary to, incur any Indebtedness (including Acquired Debt), and Medex will not issue any Disqualified Stock and will not permit any Restricted Subsidiary to issue any shares of preferred stock; provided, however, Medex may issue Disqualified Stock, and Medex and any Subsidiary Guarantor may incur Indebtedness (including Acquired Debt), if the Fixed Charge Coverage Ratio for Medex's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 2.00 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period.

        The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, "Permitted Debt"):

          (1)   the incurrence by Medex or any Guarantor of additional Indebtedness and letters of credit under one or more Credit Facilities; provided, however, that the aggregate principal amount of all Indebtedness of Medex and the Guarantors incurred pursuant to this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of Medex and the Guarantor thereunder) does not exceed an amount equal to $170.0 million less the aggregate amount of all repayments of any Indebtedness under a Credit Facility that have been made by Medex and any Guarantor since the date of the indenture with the proceeds of Asset Sales pursuant to the provisions described under the caption "—Repurchase at the Option of Holders—Asset Sales" above;

          (2)   the incurrence by Medex and the Restricted Subsidiaries of the Existing Indebtedness;

          (3)   the incurrence by Medex and the Guarantors of Indebtedness represented by the initial notes (and the related exchange notes issued in exchange for any notes issued under the indenture);

          (4)   the incurrence by Medex or any Restricted Subsidiary of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of Medex or such Restricted Subsidiary, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (4), not to exceed $7.5 million at any time outstanding;

          (5)   the incurrence by Medex or any Restricted Subsidiary of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to extend, defease, renew, refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was incurred under the first paragraph of this covenant or clauses (2), (3), (4), or (5) of this paragraph;

          (6)   the incurrence by Medex or any Restricted Subsidiary of intercompany Indebtedness between or among Medex and any Restricted Subsidiary; provided, however, that:

            (a)   if Medex or a Guarantor is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all Obligations with respect to the notes or the note guarantees, as the case may be; and

            (b)   (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than Medex or a Restricted Subsidiary and (ii) any subsequent sale or other transfer of any such Indebtedness to a Person that is not either Medex or a Restricted Subsidiary shall be deemed, in each case, to constitute an incurrence of such Indebtedness by Medex or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

          (7)   the incurrence by Medex or any Restricted Subsidiary of Hedging Obligations that are incurred in the normal course of business and consistent with past business practices for the purpose of fixing or hedging currency, commodity or interest rate risk (including with respect to any floating rate Indebtedness that is permitted by the terms of the Indenture to be outstanding in connection with the conduct of their respective businesses) and not for speculative purposes;

          (8)   the guarantee by Medex or any of the Guarantors of Indebtedness of Medex or a Restricted Subsidiary that was permitted to be incurred by another provision of this "—Incurrence of Indebtedness and Issuance of Preferred Stock" covenant;

          (9)   the incurrence by Medex or any of its Restricted Subsidiaries of Indebtedness represented by worker's compensation claims and other statutory or regulatory obligations, self-insurance obligations, tender, bid, performance, governmental contract, surety or appeal bonds, standby letters of credit and warranty and contractual service obligations of like nature, trade letters of credit or documentary letters of credit, in each case to the extent incurred in the ordinary course of business of Medex or such Restricted Subsidiary;

          (10) Indebtedness arising from agreements of Medex or a Restricted Subsidiary providing for indemnification, contribution, earnout, adjustment of purchase price or similar obligation, in each case, incurred or assumed in connection with the disposition of any business, assets or Capital Stock of a Restricted Subsidiary;

          (11) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within three business days of incurrence;

          (12) the incurrence of Indebtedness by foreign Subsidiaries of Medex in the aggregate principal amount (or accreted value, as applicable) at any time outstanding and incurred in reliance upon this clause (12) not to exceed $10.0 million; and

          (13) the incurrence by Medex or any Subsidiary Guarantor of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding not to exceed $10.0 million.

        For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (13) above or is entitled to be incurred pursuant to the first paragraph of this covenant, in each case, as of the date of incurrence thereof, Medex shall, in its sole discretion, classify (or later reclassify in whole or in part, in its sole discretion) such item of Indebtedness in any manner that complies with this covenant and such Indebtedness will be treated as having been incurred pursuant to such clauses or the first paragraph hereof, as the case may be, designated by Medex; provided, however, that any incurrences of Indebtedness under Credit Facilities must be first applied to clause (1) above. Accrual of interest or dividends, the accretion of accreted value or liquidation preference and the payment of interest or dividends in the form of additional Indebtedness or Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant.

  Liens

        Medex will not, and will not permit any Restricted Subsidiary to, create, incur or assume any consensual Liens of any kind against or upon any of their respective property or assets, or any proceeds, income or profit therefrom that secure Senior Subordinated Indebtedness or Subordinated Obligations, unless:

          (1)   in the case of Liens securing Subordinated Obligations, the notes are secured by a Lien on such property, assets, proceeds, income or profit that is senior in priority to such Liens; and

          (2)   in the case of Liens securing Senior Subordinated Indebtedness, the notes are equally and ratably secured by a Lien on such property, assets, proceeds, income or profit.

  No Senior Subordinated Debt

        Medex will not incur any Indebtedness that is subordinate or junior in right of payment to any Senior Debt of Medex and senior in any respect in right of payment to the notes. No Guarantor will incur any Indebtedness that is subordinate or junior in right of payment to the Senior Debt of such Guarantor and senior in any respect in right of payment to such Guarantor's note guarantee.

  Issuances and Sales of Capital Stock of Restricted Subsidiaries

        Medex (a) will not, and will not permit any Restricted Subsidiary to, transfer, convey, sell, lease or otherwise dispose of any Capital Stock of any Restricted Subsidiary to any Person (other than to Medex or to any Restricted Subsidiary), unless (1) such transfer, conveyance, sale, lease or other disposition is of all the Capital Stock of such Restricted Subsidiary, and (2) the Net Proceeds from such transfer, conveyance, sale, lease or other disposition are applied in accordance with the provisions described under "—Repurchase at the Option of Holders—Asset Sales" above; provided, however, that this clause (a) will not apply to any pledge of Capital Stock of any Restricted Subsidiary securing Indebtedness under Credit Facilities, including the Credit Agreement, or any exercise of remedies in connection therewith; and (b) will not permit any Restricted Subsidiary to issue any of its Equity Interests (other than, if necessary, shares of its Capital Stock constituting directors' qualifying shares and shares of Capital Stock of foreign Subsidiaries issued to foreign nationals to the extent required under applicable law) to any Person other than Medex or any Restricted Subsidiary.

  Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

        Medex will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

          (1)   pay dividends or make any other distributions on its Capital Stock to Medex or any Restricted Subsidiary, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to Medex or any Restricted Subsidiary;

          (2)   make loans or advances to Medex or any Restricted Subsidiary; or

          (3)   transfer any of its properties or assets to Medex or any Restricted Subsidiary.

        However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

          (1)   agreements governing Existing Indebtedness, Credit Facilities (including the Credit Agreement) and other agreements relating to the Transaction as in effect on the date of the indenture and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are materially no more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of the indenture;

          (2)   the indenture, the notes and the note guarantees;

          (3)   applicable law;

          (4)   any instrument governing Indebtedness or Capital Stock of a Person acquired by Medex or any Restricted Subsidiary as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

          (5)   customary non-assignment provisions in leases entered into in the ordinary course of business and consistent with industry practices;

          (6)   purchase money obligations (including Capital Lease Obligations) for property acquired in the ordinary course of business that impose restrictions on that property of the nature described in clause (3) of the preceding paragraph;

          (7)   any agreement for the sale or other disposition of a Restricted Subsidiary or the assets of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending its sale or other disposition or the sale or other disposition of its assets; or

          (8)   Permitted Refinancing Indebtedness; provided, however, that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

          (9)   Liens securing Indebtedness otherwise permitted to be incurred under the provisions of the covenant described above under the caption "—Liens" that limit the right of the debtor to dispose of the assets subject to such Liens; and

          (10) provisions with respect to the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, stock sale agreements and other similar agreements entered into in the ordinary course of business.

  Merger, Consolidation or Sale of Assets

        Neither Medex nor any Guarantor may, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not Medex or such Guarantor, as the case may be, is the surviving corporation) or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of Medex or any Guarantor, in one or more related transactions, to another Person; unless:

          (1)   either: (a) Medex or such Guarantor, as the case may be, is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than Medex or such Guarantor, as the case may be) or to which such sale, assignment, transfer, conveyance or other disposition has been made is either a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia or, in the case of Guarantors formed outside the United States, is organized under the laws of the jurisdiction under which such Guarantor is formed;

          (2)   the Person formed by or surviving any such consolidation or merger (if other than Medex or such Guarantor, as the case may be) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of Medex or such Guarantor, as the case may be, under the notes and the indenture pursuant to agreements reasonably satisfactory to the trustee;

          (3)   immediately after such transaction no Default or Event of Default exists; and

          (4)   except with respect to a consolidation or merger of Medex with or into a Guarantor, or a Guarantor with or into another Guarantor, Medex or such Guarantor, as the case may be, or the Person formed by or surviving any such consolidation or merger (if other than Medex or such Guarantor), or to which such sale, assignment, transfer, conveyance or other disposition has been made will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed

  Charge Coverage Ratio test set forth in the first paragraph of the covenant described under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock" above.

        Notwithstanding the preceding clause (4), (x) any Restricted Subsidiary of Medex may consolidate with, merge into or transfer all or part of its properties and assets to Medex or a Subsidiary Guarantor and (y) Medex may merge with an Affiliate incorporated solely for the purpose of reincorporating Medex in another United States jurisdiction to realize tax benefits.

        In addition, Medex may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person. In the case of a lease of all or substantially all of the assets of Medex, Medex will not be released from its Obligations under the notes or the indenture, as applicable.

        Except as described with respect to the release of note guarantees of Subsidiary Guarantors under the caption "Note Guarantees" above, the entity formed by or surviving any consolidation or merger (if other than Medex or a Guarantor) will succeed to, and be substituted for, and may exercise every right and power of, such Guarantor under the indenture.

  Designation of Restricted and Unrestricted Subsidiaries

        The Board of Directors of Medex, may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would be permitted by the indenture, including the covenants described under the captions "Certain Covenants—Restricted Payments" and "—Incurrence of Indebtedness and Issuance of Preferred Stock" above. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate fair market value of all outstanding Investments owned by Medex and the Restricted Subsidiaries in the Subsidiary properly designated will be deemed to be an Investment made as of the time of the designation.

        Any designation of a Subsidiary of Medex as an Unrestricted Subsidiary will be evidenced to the trustee by Medex delivering to the trustee a certified copy of the resolution of the Board of Directors giving effect to such designation and an officers' certificate certifying that such designation was permitted by the covenant described under the caption "—Certain Covenants—Restricted Payments" above. The Board of Directors of Medex may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock" above, calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

  Transactions with Affiliates

        Medex will not, and will not permit any Restricted Subsidiary to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an "Affiliate Transaction"), unless:

          (1)   the Affiliate Transaction is (a) evidenced in writing if it involves transactions of $1.0 million or more and (b) is on terms that are no less favorable to Medex or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by Medex or such Restricted Subsidiary with an unrelated Person; and

          (2)   Medex delivers to the trustee:

            (a)    with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $2.5 million, a resolution of the Board of Directors set forth in an officers' certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and

            (b)    with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, an opinion as to the fairness to Medex or such Restricted Subsidiary from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

        The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

          (1)   transactions or payments pursuant to any employment agreement entered into by Medex or any Restricted Subsidiary in the ordinary course of business of Medex or such Restricted Subsidiary;

          (2)   transactions between or among Medex and/or any Restricted Subsidiary;

          (3)   transactions with a Person that is an Affiliate of Medex solely because Medex owns an Equity Interest in such Person;

          (4)   payment of reasonable and customary fees and indemnities to directors who are not otherwise Affiliates of Medex;

          (5)   sales of Equity Interests (other than Disqualified Stock) to Affiliates of Medex;

          (6)   transactions involving the payment of fees and other expenses that are contemplated by the Transactions; and

          (7)   Restricted Payments that are permitted by the provisions of the indenture described above under the caption "—Restricted Payments."

  Additional Note Guarantees

        If Medex or any Restricted Subsidiary acquires or creates another Subsidiary after the date of the indenture that is either formed under the laws of the United States or any state of the United States or the District of Columbia and (1) in which Medex has made an Investment of at least $0.5 million or (2) that incurs, guarantees or otherwise provides direct credit support for any Indebtedness, other than pursuant to clause (12) under the second paragraph of the covenant described under "—Incurrence of Indebtedness and Issuance of Preferred Stock" above, then that newly acquired or created Subsidiary will become a Guarantor and execute a supplemental indenture and deliver an opinion of counsel within 10 business days of the date on which it was acquired or created; provided, however, that the foregoing shall not apply to Subsidiaries that have properly been designated as Unrestricted Subsidiaries in accordance with the indenture. The note guarantee of any such newly acquired or created Subsidiary that becomes a Guarantor will be subordinated to all Indebtedness under the Credit Agreement and all other Senior Debt of such Guarantor to the same extent as the notes are subordinated to the Senior Debt of Medex.

  Business Activities

        Medex will not, and will not permit any Restricted Subsidiary to, engage in any business other than Permitted Businesses, except to such extent as would not be material to Medex and the Restricted Subsidiaries taken as a whole.

  Payments for Consent

        Medex will not, and will not permit any of Restricted Subsidiary to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid and is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

  Reports

        Whether or not required by the Commission, so long as any notes are outstanding, Medex will furnish to the trustee and registered holder of the notes, within 15 days of the date on which Medex would be required to file such information with the Commission, if Medex were subject to Sections 13 or 15(d) of the Exchange Act:

          (1)   all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if Medex were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report on the annual financial statements by Medex's certified independent accountants; and

          (2)   all current reports that would be required to be filed with the Commission on Form 8-K if Medex were required to file such reports;

provided, however, that the first quarterly report to be furnished pursuant to this paragraph shall be furnished as soon as is reasonably practicable following the end of such quarterly period but in no event later than July 31, 2003; provided, further, that Medex will not be required to furnish such information to the trustee or the registered holder of the notes to the extent such information is electronically filed with the Commission and is electronically available to the public free of cost.

        If Medex has designated any Subsidiaries as Unrestricted Subsidiaries and has made Investments in such Unrestricted Subsidiaries in an aggregate of $1.0 million or more, then the quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management's Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of Medex and the Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of Medex.

        In addition, following the consummation of the exchange offer contemplated by the registration rights agreement, whether or not required by the Commission, Medex will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the Commission for public availability within the time periods specified in the Commission's rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, Medex and the Guarantors have agreed that, for so long as any notes remain outstanding, they will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act to the extent such information is not electronically filed with the Commission and electronically available to the public free of cost.

Events of Default and Remedies

        Each of the following is an Event of Default:

          (1)   default for 30 days in the payment when due of interest on, or Liquidated Damages with respect to, the notes (whether or not prohibited by the subordination provisions of the indenture);

          (2)   default in payment when due of the principal of or premium, if any, on the notes (whether or not prohibited by the subordination provisions of the indenture);

          (3)   failure by Medex or any Restricted Subsidiary for 30 days after notice to comply with the provisions described under the captions "—Certain Covenants—Restricted Payments" or "—Incurrence of Indebtedness and Issuance of Preferred Stock";

          (4)   failure by MedVest, Medex or any Restricted Subsidiary to comply with the provisions described under the captions "Repurchase at the Option of Holders—Asset Sales," "Repurchase at the Option of Holders—Change of Control" or "—Merger, Consolidation or Sale of Assets";

          (5)   failure by Medex or any Restricted Subsidiary for 60 days after notice to comply with any of its other agreements in the indenture or the notes;

          (6)   default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Medex or any Restricted Subsidiary (or the payment of which is guaranteed by Medex or any Restricted Subsidiary) whether such Indebtedness or guarantee now exists, or is created after the date of the indenture, if that default:

            (a)   is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a "Payment Default"); or

            (b)   results in the acceleration of such Indebtedness prior to its express maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $7.5 million or more;

          (7)   failure by Medex or any Restricted Subsidiary to pay final judgments aggregating in excess of $7.5 million, which judgments are not paid, discharged or stayed for a period of 60 days;

          (8)   except as permitted by the indenture, any note guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its note guarantee; and

          (9)   certain events of bankruptcy or insolvency with respect to MedVest, Medex or any Restricted Subsidiary that would constitute a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

        In the case of an Event of Default arising under clause (9) above, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

        Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notes is in their interest, except a Default or Event of Default relating to the payment of principal or interest or Liquidated Damages.

        The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may on behalf of the holders of all of the notes waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or Liquidated Damages on, or the principal of, the notes.

        In the case of any Event of Default occurring by reason of any willful action or inaction taken or not taken by or on behalf of Medex with the intention of avoiding payment of the premium that Medex would have had to pay if Medex then had elected to redeem the notes pursuant to the optional redemption provisions of the indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes. If an Event of Default occurs prior to May 15, 2008, by reason of any willful action (or inaction) taken (or not taken) by or on behalf of Medex with the intention of avoiding the prohibition on redemption of the notes prior to May 15, 2008, then the premium specified in the indenture will also become immediately due and payable to the extent permitted by law upon the acceleration of the notes.

        Medex is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, Medex is required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

        No director, officer, employee, incorporator or stockholder of Medex or any Guarantor, as such, will have any liability for any obligations of Medex or the Guarantors under the notes, the indenture, the note guarantees, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

        Medex may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their note guarantees ("Legal Defeasance") except for:

          (1)   the rights of holders of outstanding notes to receive payments in respect of the principal of, or interest or premium and Liquidated Damages, if any, on such notes when such payments are due from the trust referred to below;

          (2)   Medex's obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

          (3)   the rights, powers, trusts, duties and immunities of the trustee, and Medex's and the Guarantors' obligations in connection therewith; and

          (4)   the Legal Defeasance provisions of the indenture.

        In addition, Medex may, at its option and at any time, elect to have the obligations of Medex and the Guarantors released with respect to certain covenants that are described in the indenture ("Covenant Defeasance") and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "—Events of Default and Remedies" will no longer constitute an Event of Default with respect to the notes.

        In order to exercise either Legal Defeasance or Covenant Defeasance:

          (1)   Medex must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium and Liquidated Damages, if any, on the outstanding notes on the stated maturity or on the applicable redemption date, as the case may be, and Medex must specify whether the notes are being defeased to maturity or to a particular redemption date;

          (2)   in the case of Legal Defeasance, Medex has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) Medex has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

          (3)   in the case of Covenant Defeasance, Medex has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

          (4)   no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

          (5)   such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the indenture) to which Medex or any of its Subsidiaries is a party or by which Medex or any of its Subsidiaries is bound;

          (6)   Medex must deliver to the trustee an officers' certificate stating that the deposit was not made by Medex with the intent of preferring the holders of notes over the other creditors of Medex with the intent of defeating, hindering, delaying or defrauding creditors of Medex or others; and

          (7)   Medex must deliver to the trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been satisfied.

        Notwithstanding the foregoing, the opinion of counsel required by clause (2) or (3) above need not be delivered if at such time all outstanding notes have been irrevocably called for redemption. In the case of either Legal Defeasance or Covenant Defeasance, the note guarantees, if any, will terminate.

Amendment, Supplement and Waiver

        Except as provided in the next two succeeding paragraphs, the indenture or the notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

        Without the consent of each holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting holder):

          (1)   reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

          (2)   reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption or repurchase of the notes relating to the covenant (and applicable definitions) described under the caption "—Repurchase at the Option of Holders—Change of Control" above;

          (3)   reduce the rate of or change the time for payment of interest on any note;

          (4)   waive a Default or Event of Default in the payment of principal of, or interest or premium, or Liquidated Damages, if any, on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

          (5)   make any note payable in money other than that stated in the notes;

          (6)   make any change in the provisions (including applicable definitions) of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, or interest or premium or Liquidated Damages, if any, on the notes;

          (7)   waive a redemption or repurchase payment with respect to any note (including a payment required by the provisions described under the caption "—Repurchase at the Option of Holders" above);

          (8)   make any change in any note guarantees that would adversely affect the holders of the notes or release any Guarantor from any of its obligations under its note guarantee or the indenture, except in accordance with the terms of the indenture;

          (9)   make any change to the subordination provisions of the indenture (including applicable definitions) that would adversely affect the holders of the notes; or

          (10) make any change in the preceding amendment and waiver provisions.

        Under the Credit Agreement, any amendment to the provisions of the indenture relating to the subordination or legal or covenant defeasance provisions will require the consent of the lenders under the Credit Agreement or the agent therefor, acting on their behalf.

        Notwithstanding the preceding, without the consent of any holder of notes, Medex, the Guarantors and the trustee may amend or supplement the indenture or the notes:

          (1)   to cure any ambiguity, defect or inconsistency;

          (2)   to provide for uncertificated notes in addition to or in place of certificated notes;

          (3)   to provide for the assumption of Medex's obligations to holders of notes in the case of a merger or consolidation or sale of all or substantially all of Medex's assets;

          (4)   to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder;

          (5)   to provide for or confirm the issuance of additional notes otherwise permitted to be incurred by the indenture; or

          (6)   to comply with requirements of the Commission in order to effect or maintain the qualification of the indenture under the Trust indenture Act.

Satisfaction and Discharge

        The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

          (1)   either:

            (a)   all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to Medex, have been delivered to the trustee for cancellation; or

            (b)   all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year, and Medex has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the notes not delivered to the trustee for cancellation for principal, premium and Liquidated Damages, if any, and accrued interest to the date of maturity or redemption;

          (2)   no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which Medex or any Guarantor is a party or by which Medex or any Guarantor is bound;

          (3)   Medex has paid or caused to be paid all sums payable by it under the indenture; and

          (4)   Medex has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or the redemption date, as the case may be.

        In addition, Medex must deliver an officers' certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

        If the trustee becomes a creditor of Medex or any Guarantor, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest, it must (1) eliminate such conflict within 90 days, (2) apply to the Commission for permission to continue or (3) resign.

        The holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Where You Can Obtain Additional Information

        Anyone who receives this prospectus may obtain a copy of the indenture and registration rights agreement without charge by writing to Medex, Inc., 2231 Rutherford Road, Carlsbad, California 92008, Attention: Chief Financial Officer.

Registration Rights; Liquidated Damages

        The following description is a summary of the material provisions of the registration rights agreement. It does not restate that agreement in its entirety. We urge you to read the registration rights agreement in its entirety because it, and not this description, defines your registration rights as holders of the outstanding notes. See "—Where You Can Obtain Additional Information."

        Medex, the Guarantors and the Initial Purchasers entered into the registration rights agreement on May 21, 2003. Pursuant to the registration rights agreement, Medex and the Guarantors agreed to file with the Commission this Exchange Offer Registration Statement on the appropriate form under the Securities Act with respect to the Exchange Notes. Upon the effectiveness of this Exchange Offer Registration Statement, Medex and the Guarantors will offer to the holders of Transfer Restricted Securities pursuant to the Exchange Offer who are able to make certain representations the opportunity to exchange their Transfer Restricted Securities for Exchange Notes.

        If:

          (1)   Medex and the Guarantors are not

            (a)   required to file the Exchange Offer Registration Statement; or

            (b)   permitted to consummate the Exchange Offer because the Exchange Offer is not permitted by applicable law or Commission policy; or

          (2)   any holder of Transfer Restricted Securities notifies Medex prior to the 20th day following consummation of the Exchange Offer that:

            (a)   it is prohibited by law or Commission policy from participating in the Exchange Offer; or

            (b)   that it may not resell the Exchange Notes acquired by it in the Exchange Offer to the public without delivering a prospectus and the prospectus contained in the Exchange Offer Registration Statement is not appropriate or available for such resales; or

            (c)   that it is a broker-dealer and owns notes acquired directly from Medex or an affiliate of Medex,

Medex and the Guarantors will file with the Commission a Shelf Registration Statement to cover resales of the outstanding notes by the holders of the outstanding notes who satisfy certain conditions relating to the provision of information in connection with the Shelf Registration Statement.

        Medex and the Guarantors will use their best efforts to cause the applicable registration statement to be declared effective as promptly as possible by the Commission.

        For purposes of the preceding, "Transfer Restricted Securities" means each outstanding note until:

          (1)   the date on which such note has been exchanged by a Person other than a broker-dealer for an Exchange Note in the Exchange Offer so long as such person is not prohibited from reselling such Exchange Notes to the public without delivering a prospectus and the prospectus contained in the Exchange Offer Registration Statement is not sufficient for such purposes;

          (2)   following the exchange by a broker-dealer in the Exchange Offer of a note for an Exchange Note, the date on which such Exchange Note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of the prospectus contained in the Exchange Offer Registration Statement;

          (3)   the date on which such note has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement; or

          (4)   the date on which such note is sold by the Holder pursuant to Rule 144 under the Securities Act or is saleable pursuant to Rule 144(k) under the Securities Act.

        The registration rights agreement provides that:

          (1)   Medex and the Guarantors will file an Exchange Offer Registration Statement with the Commission on or prior to 270 days after May 21, 2003;

          (2)   unless the Exchange Offer would not be permitted by applicable law or Commission policy, Medex and the Guarantors will

            (a)   commence the Exchange Offer; and

            (b)   use their best efforts to issue on or prior to 360 days after May 21, 2003, Exchange Notes in exchange for all notes tendered prior thereto in the Exchange Offer; and

          (3)   if obligated to file the Shelf Registration Statement, Medex and the Guarantors will use their best efforts to file the Shelf Registration Statement with the Commission on or prior to 30 days after such filing obligation arises and to cause the Shelf Registration Statement to be declared effective by the Commission on or prior to 90 days after such obligation arises.

          If:

          (1)   Medex and the Guarantors fail to file any of the registration statements required by the registration rights agreement on or before the date specified for such filing; or

          (2)   the Shelf Registration Statement is not declared effective by the Commission within 90 days after the obligation to file such Shelf Registration Statement arises; or

          (3)   Medex and the Guarantors fail to consummate the Exchange Offer within 360 days after May 21, 2003; or

          (4)   the Shelf Registration Statement or the Exchange Offer Registration Statement is declared effective but thereafter ceases to be effective or usable in connection with resales of Transfer Restricted Securities during the periods specified in the registration rights agreement (each such event referred to in clauses (1) through (4) above, a "Registration Default"), then Medex will pay Liquidated Damages to each holder of notes, with respect to the first 90-day period immediately following the occurrence of the first Registration Default in an amount equal to $.05 per week per $1,000 principal amount of notes held by such holder.

        The amount of the Liquidated Damages will increase by an additional $.05 per week per $1,000 principal amount of notes with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of Liquidated Damages for all Registration Defaults of $.50 per week per $1,000 principal amount of notes.

        All accrued Liquidated Damages will be paid by Medex on each Interest Payment Date to the holder of the global note (as defined below) by wire transfer of immediately available funds or by federal funds check and to holders of certificated notes (as defined below) by wire transfer to the accounts specified by them or by mailing checks to their registered addresses if no such accounts have been specified.

        Following the cure of all Registration Defaults, the accrual of Liquidated Damages will cease.

        Holders of notes will be required to make certain representations to Medex (as described in the registration rights agreement) in order to participate in the Exchange Offer and will be required to deliver certain information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the registration rights agreement in order to have their notes included in the Shelf Registration Statement and benefit from the provisions regarding Liquidated Damages set forth above. By acquiring Transfer Restricted Securities, a holder will be deemed to have agreed to indemnify Medex and the Guarantors against certain losses arising out of information furnished by such holder in writing for inclusion in any Shelf Registration Statement. Holders of notes will also be required to suspend their use of the prospectus included in the Shelf Registration Statement under certain circumstances upon receipt of written notice to that effect from Medex.

Certain Definitions

        Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

        "Acquired Debt" means, with respect to any specified Person:

          (1)   Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and

          (2)   Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

        "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control," as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms "controlling," "controlled by" and "under common control with" have correlative meanings.

        "Asset Sale" means:

          (1)   the sale, lease, transfer, conveyance or other disposition of any assets or rights, other than sales, leases, transfers, conveyances or other dispositions of inventory or accounts receivable in the ordinary course of business consistent with industry practices; provided, however, that the sale, conveyance or other disposition of all or substantially all of the assets of MedVest, Medex and the Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption "—Repurchase at the Option of Holders—Change of Control" and/or the provisions described above under the caption "—Certain Covenants—Merger,

  Consolidation or Sale of Assets" and not by the provisions described under the caption "—Repurchase at the Option of Holders—Asset Sales"; and

          (2)   the sale or issuance of Equity Interests in any Restricted Subsidiary.

        Notwithstanding the preceding, the following items will not be deemed to be Asset Sales:

          (1)   any single transaction or series of related transactions that involves assets having a fair market value of less than $1.0 million;

          (2)   a sale, lease, transfer, conveyance or other disposition of assets between or among MedVest, Medex and the Restricted Subsidiaries;

          (3)   an issuance of Equity Interests by a Restricted Subsidiary to its Parent or to another Restricted Subsidiary;

          (4)   a sale, lease, transfer, conveyance or other disposition effected in compliance with the provisions described under the caption "Merger, Consolidation or Sale of Assets";

          (5)   a Restricted Payment or Permitted Investment that is permitted by the covenant described above under the caption "—Certain Covenants—Restricted Payments";

          (6)   the sale, lease, transfer or other conveyance of the 6.258 acre parcel of land located in Dublin, Ohio owned by Medex on the issue date;

          (7)   the sale, lease, transfer or other conveyance of the assets or outstanding Capital Stock of Medex de Costa Rica Limitada; and

          (8)   any sale or disposition of obsolete inventory or worn out assets permitted pursuant to the indenture.

        "Attributable Debt" in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

        "Beneficial Owner" has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular "person" (as that term is used in Section 13(d)(3) of the Exchange Act), such "person" will be deemed to have beneficial ownership of all securities that such "person" has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms "Beneficially Owns" and "Beneficially Owned" have a corresponding meaning.

        "Board of Directors" means:

          (1)   with respect to a corporation, the board of directors of the corporation;

          (2)   with respect to a partnership, the Board of Directors of the general partner of the partnership; and

          (3)   with respect to any other Person, the board or committee of such Person serving a similar function.

        "Capital Lease Obligation" means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

        "Capital Stock" means:

          (1)   in the case of a corporation, corporate stock;

          (2)   in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

          (3)   in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

          (4)   any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

        "Cash Equivalents" means:

          (1)   United States dollars;

          (2)   securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than six months from the date of acquisition;

          (3)   certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any lender party to the Credit Agreement or with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of "B" or better;

          (4)   repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

          (5)   commercial paper having the highest rating obtainable from Moody's Investors Service, Inc. or Standard & Poor's Rating Services and in each case maturing within six months after the date of acquisition; and

          (6)   money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

        "Change of Control" means the occurrence of any of the following:

          (1)   prior to the first public offering of common stock of MedVest or Medex, the Principals and their Related Parties cease to be the Beneficial Owner, directly or indirectly, of, in the aggregate, a majority of the total voting power of the Voting Stock of Medex, whether as a result of issuance of securities of MedVest (or any other direct or indirect parent of Medex) or Medex, any merger, consolidation, liquidation or dissolution of MedVest (or any other direct or indirect parent of Medex) or Medex or any direct or indirect transfer of securities by MedVest (or any other direct or indirect parent of Medex) or Medex or otherwise;

          (2)   the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of MedVest or Medex and the Restricted Subsidiaries, taken as a whole, to any "person" (as that term is used in Section 13(d)(3) of the Exchange Act);

          (3)   the adoption of a plan relating to the liquidation or dissolution of MedVest (or any other direct or indirect parent of Medex) or Medex;

          (4)   the consummation of any transaction the result of which is that any "person" (as referenced in clause (2) above), other than the Principals and their Related Parties, becomes the

  Beneficial Owner, directly or indirectly, of, in the aggregate, more than 35% of the total voting power of the Voting Stock of Medex, whether as a result of issuance of securities of MedVest (or any other direct or indirect parent of Medex) or Medex, any merger, consolidation, liquidation or dissolution of MedVest (or any other direct or indirect parent of Medex) or Medex or any direct or indirect transfer of securities by MedVest (or any other direct or indirect parent of Medex) or Medex or otherwise, provided, however, that the Principals and their Related Parties Beneficially Own, directly or indirectly, less than such "person"; or

          (5)   the first day on which a majority of the members of the Board of Directors of either MedVest or Medex are not Continuing Directors;

provided, however, for purposes of clauses (1) and (4), the Principals shall be deemed to Beneficially Own any Voting Stock of a Person held by any other Person (the "parent entity") so long as the Principals Beneficially Own, directly or indirectly, in the aggregate a majority of the voting power of the Voting Stock of the parent entity.

        "Commission" means the Securities and Exchange Commission.

        "Consolidated Cash Flow" means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus:

          (1)   an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

          (2)   provision for taxes based on income or profits of such Person and the Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

          (3)   consolidated interest expense of such Person and the Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net of the effect of all payments, if any, made or received pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income; plus

          (4)   depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for expenses to be paid in cash in any future period) of such Person and the Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; minus

          (5)   non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business,

in each case, on a consolidated basis and determined in accordance with GAAP.

        "Consolidated Net Income" means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

          (1)   the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Restricted Subsidiary;

          (2)   the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders; and

          (3)   the cumulative effect of a change in accounting principles will be excluded; and

          (4)   any non-recurring fees, charges or other expenses (including retention bonus and non-compete payments, severance expenses, restructuring costs and acquisition integration costs and fees) expensed or incurred during the fiscal year in which the notes are first issued in connection with or related to the Transactions.

        "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of MedVest or Medex who:

          (1)   was a member of such Board of Directors on the date of the indenture; or

          (2)   was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

        "Credit Agreement" means that certain Credit Agreement, to be dated as of May 21, 2003 by and among Medex, MedVest, the subsidiary guarantors from time to time party thereto and the Lenders thereto, providing for up to $130.0 million of term loan borrowings and $40.0 million of revolving credit borrowings, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, restated, modified, renewed, refunded, replaced or refinanced (in whole or in part) from time to time, whether or not with the same lenders or agent.

        "Credit Facilities" means one or more debt facilities or agreements (including, without limitation, the Credit Agreement) or commercial paper facilities, in each case with banks or other institutional lenders or investors providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced (including any agreement to extend the maturity thereof and adding additional borrowers or guarantors) in whole or in part from time to time under the same or any other agent, lender or group of lenders and including increasing the amount of available borrowings thereunder, provided that such increase is permitted by the "—Incurrence of Indebtedness and Issuance of Preferred Stock" covenant above.

        "Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

        "Deferred Management Fees" means, for any period, any Management Fees that were payable during any prior period, the payment of which was not effected when due.

        "Designated Senior Debt" means (i) any Indebtedness outstanding under the Credit Agreement and (ii) any other Senior Debt permitted hereunder the principal amount of which is $25.0 million or more and that has been designated by Medex as "Designated Senior Debt."

        "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require Medex to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in the "Repurchase at Option of Holder—Asset Sales" and "—Change of Control" covenants described above and such Capital Stock provides that Medex may not repurchase or redeem any such Capital Stock pursuant to such provisions prior to Medex's repurchase of the notes as required by such covenants.

        "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

        "Equity Offering" means any private or public sale of common stock of Medex, or MedVest, to the extent the proceeds of which are contributed to Medex.

        "Existing Indebtedness" means all Indebtedness of MedVest and its Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the date of the indenture, until such amounts are repaid.

        "Fixed Charges" means, with respect to any specified Person for any period, the sum, without duplication, of:

          (1)   the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations; plus

          (2)   the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

          (3)   any interest expense on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such guarantee or Lien is called upon; plus

          (4)   the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of the Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of MedVest (other than Disqualified Stock) or to MedVest or a Restricted Subsidiary, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

        "Fixed Charge Coverage Ratio" means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person and its Restricted Subsidiaries for such period to the Fixed Charges of such Person and its Restricted Subsidiaries for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases or redeems any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, guarantee, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of the applicable four-quarter reference period.

        In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

          (1)   acquisitions that have been made by the specified Person or any of the Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect (calculated in accordance with Regulation S-X) as if they had occurred on the first day of the four-quarter reference period;

          (2)   the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded; and

          (3)   the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of the Restricted Subsidiaries following the Calculation Date.

        "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, as in effect from time to time; provided, however, that any change in GAAP that would cause Medex or a Restricted Subsidiary to record an existing item as a liability upon that entity's balance sheet, which item was not previously required by GAAP to be so recorded, shall not constitute an incurrence of Indebtedness for purposes of the indenture.

        "guarantee" means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

        "Hedging Obligations" means, with respect to any specified Person, the obligations of such Person under:

          (1)   interest rate swap agreements, interest rate cap agreements and interest rate collar agreements;

          (2)   forward foreign exchange contracts or currency swap agreements;

          (3)   commodity price protection agreements or commodity price hedging agreements designed to manage fluctuations in prices or costs in energy, raw materials, manufactured products or related commodities; and

          (4)   other agreements or arrangements designed to protect such Person against fluctuations in interest rates, commodity prices or currency values.

        "incur" means to directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise.

        "Indebtedness" means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:

          (1)   in respect of borrowed money;

          (2)   evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

          (3)   in respect of banker's acceptances;

          (4)   representing Capital Lease Obligations;

          (5)   representing the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable; or

          (6)   representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term "Indebtedness" includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person); provided, however, that, for purposes of determining the amount of any Indebtedness of the type described in this clause, if recourse with respect to such Indebtedness is limited to such asset, the amount of such Indebtedness shall be limited to the lesser of the fair market value of such asset or the amount of such Indebtedness; and, to the extent not otherwise included, the Guarantee by the specified Person of any indebtedness of any other Person.

        The amount of any Indebtedness outstanding as of any date will be:

          (1)   the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount; and

          (2)   the principal amount of the Indebtedness, together with any interest on the Indebtedness that is more than 30 days past due, in the case of any other Indebtedness.

        "Investments" means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including guarantees or other obligations), advances or capital contributions (excluding commission, travel, similar advances, fees and compensation paid to officers, directors and employees in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If Medex or any Subsidiary of Medex sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of Medex such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of Medex, Medex will be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption "—Certain Covenants—Restricted Payments." The acquisition by Medex or any Subsidiary of Medex of a Person that holds an Investment in a third Person will be deemed to be an Investment by Medex or such Subsidiary in such third Person in an amount equal to the fair market value of the Investment held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption "—Certain Covenants—Restricted Payments."

        "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

        "Management Fees" means any amounts payable by Medex or any Restricted Subsidiary in respect of management or similar services.

        "Net Income" means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

          (1)   any gain (or loss), together with any related provision for taxes on such gain (or loss), realized in connection with: (a) any Asset Sale or any disposition pursuant to a sale and leaseback transaction; (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or (c) the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

          (2)   any extraordinary gain (or loss), together with any related provision for taxes on such extraordinary gain (or loss).

        "Net Proceeds" means the aggregate cash proceeds (excluding any proceeds deemed to be "cash" pursuant to the covenant described above under "Repurchase at Option of Holders—Asset Sales") received by Medex or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of (1) the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, (2) taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, (3) amounts required to be applied to the repayment of Indebtedness, other than Senior Debt, secured by a Lien on the asset or assets that were the subject of such Asset Sale, (4) all payments made with respect to liabilities directly associated with the assets that were the subject of the Asset Sale, and (5) any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

        "note guarantee" means the guarantee of the notes by each of the Guarantors pursuant to the indenture.

        "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages, costs and expenses and other liabilities payable under the documentation governing any Indebtedness.

        "Permitted Business" means a medical products and devices business and such business activities as are reasonably related, incidental, complementary or ancillary thereto.

        "Permitted Investments" means:

          (1)   any Investment in Medex or in a Restricted Subsidiary;

          (2)   any Investment in Cash Equivalents;

          (3)   any Investment by Medex or any Restricted Subsidiary in a Person, if as a result of such Investment:

            (a)   such Person becomes a Restricted Subsidiary; or

            (b)   such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Medex or a Restricted Subsidiary;

          (4)   any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "—Repurchase at the Option of Holders—Asset Sales";

          (5)   any acquisition of assets in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary) of, Equity Interests of Medex (other than Disqualified Stock); provided, however, that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition will be excluded from clause (3)(b) of the first paragraph under the covenant described under the caption "—Certain Covenants—Restricted Payments" (and shall not previously have been relied on to make a Restricted Payment);

          (6)   any Investments received in compromise of obligations of such persons incurred in the ordinary course of trade creditors or customers that were incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer;

          (7)   Hedging Obligations;

          (8)   any Investment received by Medex or any Restricted Subsidiary as consideration for the settlement of any litigation, arbitration or claim in bankruptcy or in partial or full satisfaction of accounts receivable owed by a financially troubled Person to the extent reasonably necessary in order to prevent or limit any loss by Medex or any of its Restricted Subsidiaries in connection with such accounts receivable;

          (9)   payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

          (10) any Investment in receivables owing to Medex or any Restricted Subsidiary if created or acquired in the ordinary course of business consistent with industry practices and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as Medex or any such Restricted Subsidiary deems reasonable under the circumstances; and

          (11) other Investments having an aggregate fair market value (measured on the date each such investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (11) that are at the time outstanding, not to exceed $10.0 million.

        "Permitted Junior Securities" means:

          (1)   Equity Interests in Medex or any Guarantor; or

          (2)   debt securities that are subordinated to all Senior Debt and any debt securities issued in exchange for Senior Debt to the same extent as, or to a greater extent than, the notes and the note guarantees are subordinated to Senior Debt under the indenture.

        "Permitted Refinancing Indebtedness" means any Indebtedness of Medex or any of the Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of Medex or any of the Restricted Subsidiaries (other than intercompany Indebtedness); provided, however, that:

          (1)   the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest on the Indebtedness and the amount of all expenses and premiums incurred in connection therewith);

          (2)   such Permitted Refinancing Indebtedness has a final maturity date the same as or later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

          (3)   if Subordinated Obligations are being extended, refinanced, renewed, replaced, defeased or refunded, such Permitted Refinancing Indebtedness has a final maturity date the same as or later than the final maturity date of, and is subordinated in right of payment to, the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Subordinated Obligations being extended, refinanced, renewed, replaced, defeased or refunded; and

          (4)   such Indebtedness is incurred either by Medex, a Guarantor or by the Subsidiary that is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

        "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

        "Principals" means One Equity Partners.

        "Related Party" means:

          (1)   any controlling equityholder, 80% (or more) owned Subsidiary, or immediate family member (in the case of an individual) of any Principal; or

          (2)   any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding an 80% or more controlling interest of which consist of any one or more Principals and/or such other Persons referred to in the immediately preceding clause (1).

        "Restricted Investment" means an Investment other than a Permitted Investment.

        "Restricted Subsidiary" means any Subsidiary of Medex that is not an Unrestricted Subsidiary.

        "Senior Debt" means:

          (1)   all Indebtedness of Medex or any Guarantor outstanding under Credit Facilities (including the Credit Agreement) and all Hedging Obligations with respect thereto;

          (2)   any other Indebtedness of Medex or any Guarantor permitted to be incurred under the terms of the indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the notes or any Guarantee; and

          (3)   all Obligations with respect to the items listed in the preceding clauses (1) and (2), including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to Medex to the extent post-filing interest is allowed in such proceeding.

        Notwithstanding anything to the contrary in the preceding sentence, Senior Debt will not include:

          (1)   any liability for federal, state, local or other taxes owed or owing by, Medex or any Restricted Subsidiary;

          (2)   any Indebtedness of Medex to MedVest or any of its Subsidiaries or other Affiliates;

          (3)   any trade payables;

          (4)   any Indebtedness of Medex or any Restricted Subsidiary that is by its terms subordinate or pari passu in right of payment to the Notes;

          (5)   the portion of any Indebtedness that is incurred in violation of the indenture; or

          (6)   any obligations with respect to any Capital Stock of MedVest, Medex or any Restricted Subsidiary.

        "Senior Subordinated Indebtedness" means (i) with respect to Medex, the notes and any other Indebtedness of Medex that specifically provides that such Indebtedness is to have the same rank as the notes in right of payment and is not subordinated by its terms in right of payment to any Indebtedness or other obligation of Medex which is not Senior Debt and (ii) with respect to any Guarantor, the note guarantees and any other Indebtedness of such Guarantor that specifically provides that such Indebtedness is to have the same rank as the note guarantees in right of payment and is not subordinated by its terms in right of payment to any Indebtedness or other obligation of such Guarantor which is not Senior Debt.

        "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date hereof.

        "Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness (or any later date established in any amendment to such documentation), and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

        "Subordinated Obligation" means any Indebtedness of Medex (whether outstanding on the issue date or thereafter incurred) that is subordinate or junior in right of payment to the notes pursuant to a written agreement to that effect.

        "Subsidiary" means, with respect to any specified Person:

          (1)   any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

          (2)   any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

        "Subsidiary Guarantor" means each Subsidiary of Medex that executes the indenture as a Guarantor and each other Subsidiary of Medex that thereafter guarantees the notes pursuant to the terms of the indenture.

        "Unrestricted Subsidiary" means (a) any Subsidiary of Medex (or any successor to any of them) that is designated as an Unrestricted Subsidiary pursuant to a Board Resolution in accordance with the covenant described under the caption "Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries," and (b) any Subsidiary of an Unrestricted Subsidiary.

        "Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

        "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

          (1)   the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

          (2)   the then outstanding principal amount of such Indebtedness.

Book-Entry, Delivery and Form

        Except as set forth below, notes will be issued in registered, global form in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

        The notes initially will be represented by one or more notes in registered, global form without interest coupons, collectively, the "global notes". The global notes will be deposited upon issuance with the trustee as custodian for The Depository Trust Company, or DTC, in New York, New York, and registered in the name of DTC or its nominee in each case for credit to an account of a direct or indirect participant in DTC as described below.

        Except as set forth below, the global notes may be transferred, in whole and not in part, only by DTC to another nominee of DTC, by a nominee of DTC to DTC or another nominee, or by DTC or this nominee to a successor of DTC or a nominee of this successor. Beneficial interests in the global notes may not be exchanged for notes in certificated form except in the limited circumstances described below. See "—Exchange of Global Notes for Certificated Notes." Except in the limited circumstances described below, owners of beneficial interests in the global notes will not be entitled to receive physical delivery of notes in certificated form.

  Depositary Procedures

        The following description of the operations and procedures of DTC, are provided solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to changes by them. Medex takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

        DTC has advised Medex that DTC is a limited-purpose trust company created to hold securities for its participants and to facilitate the clearance and settlement of transactions in those securities between these participants through electronic book-entry changes in accounts of its participants. The participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to indirect participants, which include other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by or on behalf of

DTC only through the participants or the indirect participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the participants and indirect participants.

        DTC has also advised Medex that, pursuant to procedures established by it:

          (1)   upon deposit of the global notes, DTC will credit the accounts of participants designated by the initial purchasers with portions of the principal amount of the global notes; and

          (2)   ownership of these interests in the global notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the participants) or by the participants and the indirect participants (with respect to other owners of beneficial interest in the global notes).

        Investors in the global notes who are participants in DTC's system may hold their interests in the global notes directly through DTC. All interests in a global note may be subject to the procedures and requirements of DTC. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a global note to such Persons will be limited to that extent. Because DTC can act only on behalf of participants, which in turn act on behalf of indirect participants, the ability of a Person having beneficial interests in a global note to pledge such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

        Except as described below, owners of interests in the global notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or "holders" thereof under the indenture for any purpose.

        Payments in respect of the principal of, and interest and premium and special interest, if any, on a global note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, Medex and the trustee will treat the Persons in whose names the notes, including the global notes, are registered as the owners for the purpose of receiving payments and for all other purposes. Consequently, none of Medex, the trustee or any agent of Medex or the trustee has or will have any responsibility or liability for:

          (1)   any aspect of DTC's records or any participant's or indirect participant's records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any of DTC's records or any participant's or indirect participant's records relating to the beneficial ownership interests in the global notes; or

          (2)   any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

        DTC has advised Medex that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant participants with the payment on the payment date in accordance with instructions provided to DTC. Each relevant participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the participants and the indirect participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the participants or the indirect participants and will not be the responsibility of DTC, the trustee or Medex. Neither Medex nor the trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of the notes, and Medex and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

        Transfers between participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds.

        DTC has advised Medex that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account DTC has credited the interests in the global notes and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the global notes for legended notes in certificated form, and to distribute such notes to its participants.

        Although DTC has agreed to the foregoing procedures to facilitate transfers of interests in the global notes among participants in DTC, DTC is under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. None of Medex or the trustee or any of their respective agents will have any responsibility for the performance by DTC or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

  Exchange of Global Notes for Certificated Notes

        A global note is exchangeable for definitive notes in registered certificated form, which we refer to as "certificated notes", if:

          (1)   DTC notifies Medex that it (a) is unwilling or unable to continue as depositary for the global notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, Medex fails to appoint a successor depositary within 120 days after the date of such notice;

          (2)   Medex, at its option, notifies the trustee in writing that it elects to cause the issuance of the certificated notes; or

          (3)   there shall have occurred and be continuing a Default or Event of Default with respect to the notes.

        In addition, beneficial interests in a global note may be exchanged for certificated notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, certificated notes delivered in exchange for any global note or beneficial interests in global notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

  Exchange of Certificated Notes for Global Notes

        Certificated notes may not be exchanged for beneficial interests in any global note unless the transferor first delivers to the trustee a written certificate, in the form provided in the indenture, to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such notes.

Same Day Settlement and Payment

        Medex will make payments in respect of the notes represented by the global notes (including principal, premium, if any, interest and Liquidated Damages, if any) by wire transfer of immediately available funds to the accounts specified by the global note holder. Medex will make all payments of principal, interest and premium and Liquidated Damages, if any, with respect to certificated notes by wire transfer of immediately available funds to the accounts specified by the holders of certificated notes or, if no such account is specified, by mailing a check to each such holder's registered address. The notes represented by the global notes are expected to be eligible to trade in the PORTAL market and to trade in DTC's Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. Medex expects that secondary trading in any certificated notes will also be settled in immediately available funds.

CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS

        The following discussion is a summary of the material U.S. federal income tax consequences relevant to exchange offer, but does not purport to be a complete analysis of all potential tax effects. The discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury Regulations issued thereunder, Internal Revenue Service rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time. Any such change may be applied retroactively in a manner that could adversely affect a holder of the original notes and the new notes.

        The following general discussion summarizes certain U.S. federal income tax aspects of the exchange offer to holders of the outstanding notes. This discussion is a summary for general information purposes only, is limited to the federal income tax consequences of the exchange offer to those holders who acquired the notes at original issuance, and does not consider all aspects of the outstanding notes and new notes. This discussion does not consider the impact, if any, of a holder's personal circumstances on the tax consequences of the exchange offer to such holder. This discussion also does not address the U.S. federal income tax consequences to holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, tax exempt entities, banks, thrifts, insurance companies, persons that hold the outstanding notes as part of a "straddle," a "hedge" against currency risk, a "conversion transaction," or other risk reduction transaction, or persons that have a "functional currency" other than the U.S. dollar, and investors in entities treated as partnerships, pass-through entities, or entities disregarded for federal income tax purposes. In addition, this discussion does not describe any tax consequences arising out of the tax laws of any state, local or foreign jurisdiction or any federal estate taxes. The discussion below assumes the notes are held as capital assets within the meaning of Code section 1221.

        This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances of holders. Holders of the outstanding notes are strongly urged to consult their own tax advisors as to the specific tax consequences to them of the exchange offer and with respect to the ownership of the notes, including the application of U.S. federal income tax laws, as well as the laws of any state, local or foreign jurisdiction, to the exchange offer in light of their particular situation.

        We have not sought and will not seek any rulings from the Internal Revenue Service (the "IRS") with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the exchange offer or that any such position would not be sustained.

The Exchange of Notes

        The exchange of the outstanding notes under the terms of the exchange offer for the new notes should not constitute a taxable exchange. As a result, (1) a holder should not recognize a taxable gain or loss as a result of exchanging outstanding notes for new notes under the terms of the exchange offer; (2) the holding period of the new notes received should include the holding period of the outstanding notes exchanged for new notes; and (3) the adjusted tax basis of the new notes would be the same as the adjusted tax basis, immediately before the exchange, of the outstanding notes exchanged for the new notes. The exchange offer is not expected to result in any United States federal income tax consequences to a nonexchanging holder.

ERISA CONSIDERATIONS

        In accordance with the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and the Code, Medex is a member of a controlled group of corporations or a group of trades or businesses under common control that will, after the equity investment of One Equity Partners LLC, include One Equity Partners LLC, Bank One Corporation, and certain of their affiliates and subsidiaries. Each member of such group is jointly and severally liable for certain unfunded pension liabilities and pension contributions that might arise with respect to pension plans subject to Title IV of ERISA or Section 412 of the Code during such member's inclusion within such group.

PLAN OF DISTRIBUTION

        Based on interpretations by the staff set forth in no-action letters issued to third parties, we believe that a holder, other than a person that is an affiliate of ours within the meaning of Rule 405 under the Securities Act or a broker dealer registered under the Exchange Act that purchases notes from us to resell in compliance with Rule 144A under the Securities Act or any other exemption, that exchanges outstanding notes for new notes in the ordinary course of business and that is not participating, does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of the new notes will be allowed to resell the new notes to the public without further registration under the Securities Act and without delivering to the purchasers of the new notes a prospectus that satisfies the requirements of Section 10 of the Securities Act. However, if any holder acquires new notes in the exchange offer for the purpose of distributing or participating in a distribution of the new notes, such holder cannot rely on the position of the staff enunciated in Exxon Capital Holdings Corporation or similar no-action or interpretive letters and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction, and such secondary resale transaction must be covered by an effective registration statement containing the selling security holder information required by Item 507 or 508, as applicable, of Regulation S-K if the resales are of new notes obtained by such holder in exchange for outstanding notes acquired by such holder directly from us or an affiliate thereof, unless an exemption from registration is otherwise available.

        As contemplated by the above no-action letters and the registration rights agreement, each holder accepting the exchange offer is required to represent to us in the letter of transmittal that they:

  •
  are not an affiliate of ours;

  •
  are not participating in, and do not intend to participate in, and have no arrangement or understanding with any person to participate in, a distribution of the outstanding notes or the new notes;

  •
  are acquiring the new notes in the ordinary course of business; and

  •
  if they are a broker dealer, they will receive the new notes for their own account in exchange for the outstanding notes that were acquired as a result of market-making activities or other trading activities. Each broker dealer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes.

        Any broker dealer registered under the Exchange Act who holds outstanding notes that were acquired for its own account as a result of market-making activities or other trading activities, other than outstanding notes acquired directly from us or any affiliate of ours, may exchange such outstanding notes for new notes pursuant to the exchange offer; however, such broker dealer may be deemed an underwriter within the meaning of the Securities Act and, therefore, must deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of the new notes received by it in the exchange offer, which prospectus delivery requirement may be satisfied by the delivery by such broker dealer of this prospectus, as it may be amended or supplemented from time to time. We have agreed to use our reasonable best efforts to cause the registration statement, of which this prospectus is a part, to remain continuously effective for a period of 180 days from the exchange date, and to make this prospectus, as amended or supplemented, available to any such broker dealer for use in connection with resales. Any broker dealer participating in the exchange offer will be required to acknowledge that it will deliver a prospectus in connection with any resales of new notes received by it in the exchange offer. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus meeting the requirements of the Securities Act, a broker dealer will not be deemed to admit that it is an underwriter within the meaning of the Securities Act.

        We will not receive any proceeds from any sale of new notes by a broker dealer. Registered notes received by broker dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker dealers and/or the purchasers of any such new notes. Any broker dealer that resells new notes that were received by it for its own account in the exchange offer and any broker dealer that participates in a distribution of such new notes may be deemed to be an underwriter within the meaning of the Securities Act and any profit on any such resale of new notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act.

        We have agreed to pay all expenses incident to the exchange offer, other than commissions and concessions of broker dealers, and will indemnify the holders of the outstanding notes, including any broker dealers, against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

        The validity of the new notes and guarantees offered hereby will be passed upon for Medex and the Guarantors by Winston & Strawn LLP and by Calfee, Halter & Griswold LLP.

EXPERTS

        The consolidated financial statements of MedVest Holdings Corporation and its subsidiaries as of and for the years ended December 31, 2003 and December 31, 2002 included in this prospectus and registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

        The consolidated statements of operations, shareholders' equity (deficiency) and cash flows of MedVest Holdings Corporation for the period from February 9, 2001 (date operations commenced) through December 31, 2001, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The financial statements of Jelco Protectiv I.V. Catheter Business of Ethicon Endo-Surgery, Inc. as of December 29, 2002 and December 30, 2001 and for each of the three years in the period ended December 29, 2002, included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed a registration statement with the SEC under the Securities Act to register the new notes. As permitted by the SEC's rules, this prospectus does not contain all of the information that you can find in the registration statement and its exhibits. You will find additional information about Medex, the guarantors and the new notes in the registration statement. Statements made in this prospectus concerning the contents of a contract, agreement or other document are not necessarily complete. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more compete understanding of the documents or matter involved.

        This prospectus contains summaries and other information believed by us to be accurate as of the date hereof with respect to specific terms of the indenture, including the form of notes, and the registration rights agreement, but reference is made to the actual documents for complete information with respect to those documents.

        As a result of this exchange offer, Medex will become subject to the periodic reporting and other information requirements of the Securities Exchange act of 1934, as amended (the "Exchange Act"). We will file annual, quarterly and current reports, proxy statements and other information with the SEC. We do not expect that our guarantors will be subject to the information requirement of the Exchange Act. Our filings will be available over the Internet at http://www.sec.gov. You may also read and copy any document we file at the SEC public reference room at:

                450 Fifth Street, N.W.
                Washington, D.C. 20549

        You may call the SEC at 1-800-SEC-0330 for further information about the operation of the public reference room.

        In addition, at any time when we are not subject to the periodic reporting requirements of the Exchange Act, for so long as the notes are outstanding, we will provide the trustee with copies of annual audited financial statements prepared in accordance with U.S. generally accepted accounting principles and certified by our independent public accountants and with unaudited interim financial statements prepared in accordance with U.S. generally accepted accounting principles for each of the first three quarters of each fiscal year without any comparison to periods prior to our formation. We will furnish the trustee, upon its request, with sufficient copies of all such information to accommodate the requests of noteholders and holders of beneficial interests in the notes. Written requests for this information should be addressed to Medex, Inc., 2231 Rutherford Road, Carlsbad, California 92008; Attention: Investor Relations.

INDEX TO FINANCIAL STATEMENTS

Page
MedVest Holdings Corporation Consolidated Financial Statements
Independent Auditors' Report	F-2
Report of Independent Auditors	F-3
Consolidated Balance Sheets as of December 31, 2003 and 2002	F-4
Consolidated Statements of Operations for the Years Ended December 31, 2003 and 2002 and the Period from February 9, 2001 (date operations commenced) through December 31, 2001	F-5
Consolidated Statements of Shareholders' Equity (Deficiency) for the Years Ended December 31, 2003 and 2002 and the Period from February 9, 2001 (date operations commenced) through December 31, 2001	F-6
Consolidated Statements of Cash Flows for the Years Ended December 31, 2003 and 2002 and the Period from February 9, 2001 (date operations commenced) through December 31, 2001	F-7
Notes to Consolidated Financial Statements	F-8
Jelco Business Financial Statements	F-37
Report of Independent Accountants	F-38
Statements of Direct Assets and Liabilities at December 29, 2002 and December 30, 2001	F-39
Statements of Direct Revenues and Expenses for Fiscal Years Ended December 29, 2002, December 30, 2001 and December 31, 2000	F-40
Notes to Financial Statements	F-41
Schedule of Valuation and Qualifying Accounts	S-1

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
MedVest Holdings Corporation

        We have audited the accompanying consolidated balance sheets of MedVest Holdings Corporation and its subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity (deficiency) and cash flows for the years ended December 31, 2003 and 2002. Our audits also included the financial statement schedule for the years ended December 31, 2003 and 2002 listed in the Index as Item 21(b). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of the Company for the period from February 9, 2001 (date operations commenced) through December 31, 2001, were audited by other auditors whose report, dated March 8, 2002, expressed an unqualified opinion on those statements.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements, present fairly, in all material respects, the financial position of MedVest Holdings Corporation and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedule for the years ended December 31, 2003 and 2002, when considered in relation to the consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

        As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002.

        The subsidiary guarantor financial statements as of December 31, 2003 and 2002 and for the years then ended presented in Note 16 have been restated.

/s/ Deloitte & Touche LLP

February 13, 2004 (April 2, 2004 as to Note 16)
Columbus, Ohio

REPORT OF INDEPENDENT AUDITORS

Board of Directors
MedVest Holdings Corporation

        We have audited the accompanying consolidated statements of operations, shareholders' equity (deficiency), and cash flows of MedVest Holdings Corporation for the period from February 9, 2001 (date operations commenced) through December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of MedVest Holdings Corporation for the period from February 9, 2001 (date operations commenced) through December 31, 2001 in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP
March 8, 2002 Columbus, Ohio

MedVest Holdings Corporation
Consolidated Balance Sheets

	December 31, 2003	December 31, 2002
	(in thousands except per share amounts)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$23,860	$1,282
Accounts receivable, net	33,703	14,806
Inventories, net	50,156	22,057
Other current assets	6,436	751
Assets of abandoned operations, net	403	1,263

Total current assets	114,558	40,159
PROPERTY, PLANT AND EQUIPMENT:
Land and land improvements	7,877	2,200
Buildings and building improvements	25,194	9,839
Machinery and equipment	104,339	16,274

Total property, plant and equipment	137,410	28,313
Less: accumulated depreciation	21,260	7,695

Property, plant and equipment, net	116,150	20,618
Goodwill	124,304	9,001
Other intangible assets, net	106,186	243
Other long-term assets	12,986	1,517

TOTAL ASSETS	$474,184	$71,538

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
CURRENT LIABILITIES:
Revolving line of credit	$—	$13,000
Trade accounts payable	21,100	4,216
Salaries and wages payable	8,978	3,629
Accrued inventory repurchase liability	3,826	—
Accrued interest	3,762	267
Accrued expenses and other liabilities	11,907	4,502
Income taxes payable	711	1,092
Liabilities of abandoned operations, net	29	6
Current portion of long-term debt	1,300	3,500

Total current liabilities	51,613	30,212
Long-term debt	328,050	44,800
Other long-term liabilities	3,998	186
COMMITMENTS AND CONTINGENCIES (NOTE 3)
SHAREHOLDERS' EQUITY (DEFICIENCY):
Preferred stock, no par value; 25,000,000 shares authorized, 17,773,826 shares and no shares issued and outstanding at December 31, 2003 and 2002, respectively	91,256	—
Common stock, no par value; 25,000,000 shares authorized, 1,974,870 shares and 4,290,144 shares issued and outstanding at December 31, 2003 and 2002, respectively	9,798	354
Treasury stock	—	(80)
Contributed capital—ESOP	—	2,249
Accumulated other comprehensive income	3,841	803
Retained earnings (deficit)	(14,372)	(6,986)

Total shareholders' equity (deficiency)	90,523	(3,660)

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)	$474,184	$71,538

See accompanying notes to consolidated financial statements.

MedVest Holdings Corporation
Consolidated Statements of Operations
For the Years ended December 31, 2003 and 2002 and the period from
February 9, 2001 (date operations commenced) through December 31, 2001

	2003	2002	2001
	(in thousands)
NET SALES	$219,110	$100,757	$80,981
COST OF GOODS SOLD	124,568	59,004	50,026

GROSS MARGIN	94,542	41,753	30,955
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	76,072	33,389	24,890
LOSS FROM OPERATIONS OF ABANDONED FACILTY (INCLUDING IMPAIRMENT CHARGE OF $971 IN 2003)	2,132	59	—

OPERATING EARNINGS	16,338	8,305	6,065
OTHER INCOME (EXPENSE):
Interest expense, net	(20,240)	(7,159)	(4,581)
Loss on early extinguishment of long-term debt	(3,727)	(2,549)	(396)
Other	703	555	236

Other expense, net	(23,264)	(9,153)	(4,741)

INCOME (LOSS) BEFORE TAXES	(6,926)	(848)	1,324
INCOME TAX EXPENSE	(460)	(848)	(1,158)

NET INCOME (LOSS)	$(7,386)	$(1,696)	$166

See accompanying notes to consolidated financial statements.

MedVest Holdings Corporation
Consolidated Statements of Shareholders' Equity (Deficiency)
For the years ended December 31, 2003 and 2002 and the period from
February 9, 2001 (date operations commenced) through December 31, 2001

	Common Stock		Preferred Stock			Contributed Capital- Common Stock Warrants
									Accumulated Other Comprehensive Loss
	Number of Stock	Amount	Number of Stock	Amount	Treasury Stock		Contributed Capital- ESOP	Unearned ESOP Shares		Retained Earnings (Deficit)	Total Shareholders' Equity
	(in thousands)
BALANCES AT FEBRUARY 9, 2001	2,508	$354	—	$—	$—	$80	$—	$—	$—	$(54)	$380
Comprehensive loss:
Net income										166	166
Foreign currency translation adjustment									(110)		(110)
Adjustment to fair value of interest rate swaps, net of tax									(187)		(187)

Total comprehensive loss											(131)
Stock issued under ESOP	438						701	(701)			—
ESOP compensation earned								701			701
Accretion of warrants										(1,921)	(1,921)
Grant of restricted shares	1,052										—

BALANCES AT DECEMBER 31, 2001	3,998	354	—	—	—	80	701	—	(297)	(1,809)	(971)
Comprehensive loss:
Net loss										(1,696)	(1,696)
Foreign currency translation adjustment									1,092		1,092
Adjustment to fair value of interest rate swaps, net of tax									8		8

Total comprehensive loss											(596)
Stock issued under ESOP	437						1,548	(1,548)			—
ESOP compensation earned								1,548			1,548
Accretion of warrants										(3,481)	(3,481)
Extinguishment of warrants						(80)					(80)
Stock repurchase					(80)						(80)

BALANCES AT DECEMBER 31, 2002	4,435	354	—	—	(80)	—	2,249	—	803	(6,986)	(3,660)
Comprehensive loss:
Net loss										(7,386)	(7,386)
Foreign currency translation adjustments									2,859		2,859
Termination of interest rate swap agreements									179		179

Total comprehensive loss											(4,348)
Stock issued due to recapitalization	(2,460)	9,444	17,775	91,265	80		(2,249)			—	98,540
Stock repurchase			(2)	(9)							(9)

BALANCES AT DECEMBER 31, 2003	1,975	$9,798	17,773	$91,256	$—	$—	$—	$—	$3,841	$(14,372)	$90,523

See accompanying notes to consolidated financial statements.

MedVest Holdings Corporation
Consolidated Statements of Cash Flows
For the years ended December 31, 2003 and 2002 and the period from
February 9, 2001 (date operations commenced) through December 31, 2001

	2003	2002	2001
	(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(7,386)	$(1,696)	$166
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	13,146	3,646	3,898
Amortization	2,805	7	136
Accretion of discounted debt	—	1,568	1,086
ESOP compensation earned	—	1,548	701
Loss on disposal of assets	—	83	10
Loss on extinguishment of debt	—	2,549	396
Changes in operating assets and liabilities:
Accounts receivable, net	(16,748)	(1,627)	312
Inventories, net	6,224	(1,979)	1,561
Other assets	(2,934)	(302)	435
Trade accounts payable	15,113	(454)	2,310
Salaries and wages payable	3,594	(4,244)	(1,144)
Accrued expenses and other liabilities	9,960	3,980	555
Income taxes payable	(701)	656	1,192
Payable to former parent company	—	—	(1,762)
Assets and liabilities of abandoned operations, net	884	(1,258)	—

Net cash provided by operating activities	23,957	2,477	9,852
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of businesses, net of cash acquired	(338,184)	(511)	—
Acquisition costs	(3,461)	(195)	(175)
Purchases of property, plant and equipment	(10,981)	(3,173)	(3,375)
Adjustment of purchase price allocation	(54)	854	—

Net cash used in investing activities	(352,680)	(3,025)	(3,550)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term debt	331,397	61,300	—
Proceeds from sale of stock	103,125	—	—
Stock transaction costs	(4,593)	—	—
Stock repurchase	—	(80)	—
Net payments on revolving line of credit	(13,000)	(6,748)	(3,948)
Debt issuance costs	(13,922)	(1,299)	(147)
Principal payments on long-term debt/purchase of warrants	(50,317)	(52,725)	(3,262)

Net cash provided by/(used in) financing activities	352,690	448	(7,357)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(1,389)	130	(60)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	22,578	30	(1,115)
CASH AND CASH EQUIVALENTS—Beginning of period	1,282	1,252	2,367

CASH AND CASH EQUIVALENTS—End of period	$23,860	$1,282	$1,252

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Interest paid	$14,926	$4,971	$1,796

Income taxes paid	$1,271	$128	$166

See accompanying notes to the consolidated financial statements.

MedVest Holdings Corporation
Notes to Consolidated Financial Statements

For Years Ended December 31, 2003 and 2002, and the Period from
February 9, 2001 (date operations commenced) through December 31, 2001

1.    BASIS OF PRESENTATION

        Nature of Business—The Company principally manufactures and distributes a broad range of critical care infusion systems and medical products, which are used in acute care settings for a variety of patient treatment and diagnostic procedures.

        Principles of Consolidation—The accompanying consolidated financial statements include the accounts of MedVest and its subsidiaries, all of which are wholly owned. Significant intercompany accounts and transactions have been eliminated in consolidation.

        Use of Estimates—The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

        Cash and Cash Equivalents—The Company considers all highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash equivalents.

        Accounts Receivable—The Company estimates and records provisions for rebates, sales returns, and allowances in the period sales are recognized, based upon its experience. At December 31, 2003 and 2002, accounts receivable is recorded net of an allowance for doubtful accounts of approximately $0.7 million and $0.5 million, respectively. In addition, at December 31, 2003 and 2002, accounts receivable is recorded net of rebate and sales discount reserves of approximately $8.8 million and $0.3 million, respectively.

        Concentration of Credit Risk—Credit is extended based on an evaluation of the customer's financial condition and collateral is generally not required. Credit terms are consistent with industry practice and estimated losses from credit sales, which have historically been consistent with management's expectations, are provided for in the consolidated financial statements. The Company's customers are highly concentrated in the healthcare industry. Any significant changes in the industry could adversely affect the Company's business and financial results.

        Inventories—Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method. The Company provides reserves for obsolete and slow moving inventory based on its best estimate at the time.

        Property, Plant and Equipment—Property, plant and equipment were recorded at estimated fair value at the acquisition date. Subsequent additions are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, ranging from 3 to 8 years for machinery and equipment and up to 45 years for buildings.

        Goodwill—Goodwill represents the price paid for net assets acquired in excess of their fair market value. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", goodwill is no longer amortized beginning on January 1, 2002.

        Long-Lived Assets—Impairment of long-lived assets is recognized when events or changes in circumstances indicate that the carrying amount of the asset or related group of assets may not be recoverable. In evaluating its property, plant and equipment, if the expected future undiscounted cash flows are less than the carrying amount of the asset, an impairment loss is recognized at that time. In evaluating its goodwill, the Company estimates the fair value of the Company at each reporting date to determine if any impairment issues exist. Measurement of impairment may be based upon appraisal, market value of similar assets, or discounted cash flows.

        Foreign Currency Translation—In accordance with SFAS No. 52, "Foreign Currency Translation", the balance sheet amounts of foreign subsidiaries are translated from local currency into U.S. dollars at the exchange rate on the balance sheet date. Income statement amounts of foreign subsidiaries are translated from local currency into U.S. dollars using the average exchange rate for the period. Gains and losses resulting from foreign currency transactions are recognized currently in income and those resulting from translation of financial statements are recognized in other comprehensive income. The Company has certain intercompany loans with affiliates that it deems to be long-term in nature and has accordingly translated at historical exchange rates. Management does not expect to demand or receive any payments in the foreseeable future.

        Derivative Financial Instruments—The Company records all derivatives on the balance sheet at fair value. Derivatives that are not hedges are adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

        Estimated Fair Value of Financial Instruments—The carrying amount of the Company's long-term debt approximated fair value at December 31, 2003 and 2002. The fair value of the Company's long-term debt is estimated based on the current interest rates offered for debt of the same remaining maturities. At December 31, 2002, the fair value of the Company's interest rate protection agreements are based on quoted market values offered for the same or similar agreements. There were no interest rate protection agreements outstanding at December 31, 2003.

        Income Taxes—The Company accounts for income taxes using the liability method in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes". The provision for income taxes is computed based upon the pretax income of the combined entities located in each taxing country based upon current tax law. The Company's foreign subsidiaries calculate and pay income taxes in each taxing country. Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The Company has established a valuation allowance against deferred tax assets when it deems the realization of such assets to be uncertain.

        Revenue Recognition—The Company recognizes net sales and related cost of sales at the time of shipment of the products as all the substantial risks of ownership pass at that time. Net sales are recorded net of estimated sales discounts, returns and other applicable promotional type expenses.

        Shipping Costs—The Company records shipping fees billed to customers as revenue and costs associated with shipping activities are recorded in selling, general and administrative expenses on the consolidated statement of operations. Total shipping costs for the years ended December 31, 2003 and 2002 and the period from February 9, 2001 (date operations commenced) through December 31, 2001 were approximately $2.3 million, $2.0 million and $1.8 million, respectively.

        Research and Development Costs—The Company charges research and development costs to expense as incurred. Total research and development costs for the years ended December 31, 2003 and 2002 and the period from February 9, 2001 (date operations commenced) through December 31, 2001 were approximately $2.7 million, $2.5 million and $1.5 million, respectively.

        Product Warranties—Warranty provisions related to product sales are determined based upon an estimate of costs that may be incurred under warranty and other post-sales support programs. During 2003, the Company reversed a specific warranty reserve of $0.5 million, as actual warranty costs incurred and number of units serviced have been less that originally estimated. Activity related to product warranty provisions for the years ended December 31, 2003 and 2002 was as follows:

(in thousands)
Balance, December 31, 2001	$755
Add: warranty provision	328
Less: services provided	(262)

Balance, December 31, 2002	821
Less: warranty provision adjustment	(479)
Less: services provided	(202)

Balance, December 31, 2003	$140

        Stock Options—The Company has adopted the disclosure provisions of SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment to FASB Statement No. 123". The Statement requires prominent disclosures in financial statements regarding the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company accounts for stock compensation awards under the recognition and measurement principles of Accounting Principles Board Opinion No.25, "Accounting for Stock Issued to Employees", and related Interpretations. No stock-based employee compensation cost is reflected in results of operations, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on results of operations if the Company had applied the fair value recognition provisions of SFAS No. 123 for the years ended December 31, 2003 and 2002. No options were outstanding prior to 2002.

	December 31, 2003	December 31, 2002
	(in thousands)
Net loss as reported	$(7,386)	$(1,696)
Less: total stock-based compensation expense determined under fair value based methods	(396)	(490)

Pro forma net loss	$(7,782)	$(2,186)

        The weighted-average fair value at date of grant of a common stock option granted under the Company's option plans during the years ended December 31, 2003 and 2002 was $1.06 and $0.63, respectively. The fair value of each option granted during the years ended December 31, 2003 and 2002 was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2003	2002
Dividend yield	0.00%	0.00%
Expected volatility	0.00%	0.00%
Risk-free interest rate	3.81%	5.08%
Expected option lives (in years)	10	10
Forfeiture rate	0.00%	0.00%

        Reclassifications—Certain 2002 and 2001 amounts have been reclassified to conform to the December 31, 2003 financial statement presentation.

2.    EFFECT OF NEW ACCOUNTING STANDARDS

        In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the SFAS No. 142. Other intangible assets will continue to be amortized over their useful lives. The Company, due to the adoption of SFAS No. 142, no longer amortized goodwill beginning in fiscal 2002. Goodwill amortization expense during the period from February 9, 2001 (date operations commenced) through December 31, 2001 was approximately $0.1 million.

        In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB No. 13, and Technical Corrections". SFAS No. 145 requires gains and losses on extinguishments of debt to be classified as income or loss from continuing operations rather than as extraordinary items as previously required under SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt". The adoption of SFAS No. 145 did not have a significant effect on the Company's results of operations or its financial position. The Company has reported losses from the extinguishment of debt in operations for all periods presented.

        In June 2002, SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", was issued. SFAS No. 146 changes the timing of when companies recognize costs associated with exit or disposal activities, so that the costs would generally be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002 and could result in the Company recognizing the costs of future exit or disposal activities over a period of time rather than a one time charge to earnings. The Company accounted for the closure of its Costa Rica manufacturing facility (see Note 15) in accordance with SFAS No. 146.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure". SFAS 148 amends FASB Statement No. 123, "Accounting for Stock-Based Compensation" to provide alternative methods for an entity that voluntarily changes to the fair value based method of accounting for stock-based compensation, amends the disclosure provisions of SFAS 123 and amends APB Opinion No. 28, Interim Financial Reporting, to require disclosure about those effects in interim financial information. The transition guidance and annual disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002. The Company has not elected to adopt the fair value method for stock options. In addition, SFAS No. 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances), many of which were previously classified as equity. SFAS No. 150 is effective for interim periods beginning after June 15, 2003. In its October 2003 meeting, the FASB deferred the effective date of certain provisions of SFAS No. 150 for financial instruments entered into or modified after May 31, 2003 and otherwise shall be effective for the Company's 2004 financial statements. Management does not expect that the adoption of SFAS No. 150 will have a material impact on its consolidated financial statements.

        In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34". FIN 45 clarifies the requirements of SFAS No. 5, "Accounting for Contingencies", relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. FIN 45 is effective for guarantees issued or modified starting January 1, 2003. The adoption of FIN 45 did not have a material impact on the Company's financial condition or results of operations; however, disclosure provisions of FIN 45 are included in the notes to these consolidated financial statements

        In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities". FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements", to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 requires a variable interest entity to be consolidated by a company, if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. In December 2003, the FASB issued FIN 46R. It changed the effective date for interests in special-purpose entities for periods ending after December 15, 2003, and for all other types of entities for periods ending after March 15, 2004. The adoption of FIN 46R for variable interest entities did not have a material impact on the Company's consolidated financial statements. Management does not expect the adoption of FIN 46R for all other types of entities to have a material impact on the Company's consolidated financial statements.

3.    CONTINGENCIES

        The Company and its subsidiaries are at any one time parties to a number of lawsuits or subject to claims arising out of its respective operations, including product liability, patent and trademark, or other intellectual property infringement, contractual liability, workplace safety and environmental claims and cases, some of which may involve claims for substantial damages. The Company and its subsidiaries vigorously defend against the lawsuits and other claims brought against it. While any action, proceeding or claim involves significant uncertainty; management believes that the outcome of such actions, proceedings or claims will not have a material adverse effect on the Company's business, financial condition or results of operations.

        Approximately 370 of the Company's employees in Europe and Latin America, or 19% of worldwide employees, are subject to forms of collective bargaining agreements, where work stoppages are relatively common. Management believes its employee relations are good.

        Expenditures related to investigation and remediation of contaminated sites are expensed and accrued by the Company when it becomes probable that a liability has been incurred and its proportionate share of the amount can be reasonably estimated. Such accrued liabilities are exclusive of claims against third parties (except where payment has been received or the amount of liability or contribution by such other parties, including insurance companies, has been agreed upon) and are not discounted. In management's opinion, the ultimate liability with respect to these actions will not materially affect the consolidated financial position or results of operations.

4.    ACQUISITIONS AND OTHER SIGNIFICANT EVENTS

        In April 2003, the Company entered into a recapitalization and stock purchase agreement with One Equity Partners, pursuant to which One Equity Partners made a capital contribution of $119.5 million to purchase MedVest's capital stock, of which $103.1 million was paid directly to MedVest and $16.4 million was paid to other stockholders. As a result of these investments, One Equity Partners and members of senior management now own all of the Company's outstanding capital stock. In connection with this equity investment, the Company also entered into a purchase agreement with Ethicon Endo-Surgery, Inc. ("Ethicon"), a wholly owned subsidiary of Johnson and Johnson, to acquire substantially all of the assets of its peripheral intravenous catheter business ("Jelco") for $340.0 million. Under the terms of the purchase agreement, the Company acquired the worldwide assets of the Jelco business from Ethicon and certain of its affiliates and assumed the liabilities of the Jelco business arising upon or after the closing of the acquisition. In addition, the Company acquired all of the issued and outstanding capital stock of Johnson & Johnson Medical de Monterrey S.A. de C.V. ("Monterrey"), a subsidiary of Ethicon, a Mexican maquiladora with a manufacturing facility in Monterrey, Mexico, dedicated to the Jelco business.

        Reconciliation of purchase price (in thousands):

Purchase price	$340,000
Closing adjustments	(596)
Transaction costs	3,513

Total Costs	$342,917

        As a result of the recapitalization and stock purchase agreement and the Jelco acquisition, the Company entered into new borrowing arrangements (see Note 7) and used the proceeds, along with the capital contribution, to finance the acquisition of the Jelco business and retire existing debt obligations. The Company obtained a senior secured term loan bearing interest at a variable interest rate, senior subordinated notes bearing interest at a fixed interest rate, and a revolving credit facility bearing interest at a variable interest rate.

        The acquisition of the Jelco business, the recapitalization and stock purchase agreement with One Equity Partners, the refinancing of existing debt, and new borrowing arrangements were completed on May 21, 2003. The Jelco acquisition was accounted for under the purchase method of accounting. The consolidated financial statements include the results of operations from the Jelco business combinations as of the date of acquisition. The following is a summary of the assets acquired and the liabilities assumed:

Value at May 21, 2003
(in thousands)
Cash	$1,220
Inventory	29,412
Long-lived assets	95,743
Other assets	513
Intangible assets	108,800
Goodwill	115,303

Total assets acquired	350,991
Liabilities assumed	(8,074)

Net assets acquired	$342,917

        The Company is in the process of settling certain assets and liabilities with Johnson & Johnson which may ultimately affect the purchase price allocation. The Company expects to settle these items with Johnson & Johnson in 2004.

        At the date of the transaction, the Company entered into a transition services agreement ("TSA") with Johnson & Johnson in which distribution, customer service, credit and collections, systems support and various other functions are to be provided by Johnson & Johnson as necessary for up to one year for a charge. By the end of the TSA (May 2004), the Company will have repurchased all of the inventory from Johnson & Johnson subject to the TSA. As such, the Company has included in its consolidated balance sheet, inventory and a related accrual of $3.8 million.

        The following unaudited pro forma information has been presented as if the Jelco acquisition occurred on January 1, 2002. This information is based on historical results of operations and, in the opinion of management, is not necessarily indicative of what the results would have been had the Company operated Jelco since January 1, 2002:

	Year Ended December 31, 2003	Year ended December 31, 2002
	(in thousands)
Net sales	$300,871	$295,163
Net profit (loss)	$(427)	$1,442

        In connection with the Jelco acquisition and recapitalization, the Company entered into a management agreement with One Equity Partners LLC for management and financial advisory services and oversight to be provided to us and our subsidiaries. Pursuant to this agreement, the Company pays an annual management fee of $2.4 million; provided, however, no annual management fee will be payable until the Company and its consolidated subsidiaries generate EBITDA as defined in the credit agreement, in excess of $76.0 million, as of the most recent trailing twelve month period; provided, further, that no annual management fee was payable before December 15, 2003. In 2003, the Company exceeded the $76.0 million calculation pursuant to the agreement and has accrued $2.4 million for the payment of the management fee.

5.    INTANGIBLE ASSETS

        The changes in the carrying amount of goodwill for the years ended December 31, 2003 and 2002 are as follows:

(in thousands)
Balance as of December 31, 2001	$10,963
Adjustments of purchase price allocation	(2,132)
Currency translation	170

Balance as of December 31, 2002	9,001
Goodwill from business acquisitions (see Note 4)	115,303

Balance as of December 31, 2003	$124,304

        The Company's other intangible assets, primarily from the Jelco acquisition, consisted of:

	December 31, 2003			December 31, 2002
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
	(in thousands)
Amortized intangible assets
Product technology	$20,600	$(1,387)	$19,213	$—	$—	$—
Manufacturing technology	48,000	(1,454)	46,546	—	—	—
Other	250	(23)	227	250	(7)	243

Total amortized intangible assets	68,850	(2,864)	65,986	250	(7)	243
Unamortized intangible assets
Trademarks	40,200	—	40,200	—	—	—

Total intangible assets	$109,050	$(2,864)	$106,186	$250	$(7)	$243

        Product technology, manufacturing technology and trademarks valued at $108.8 million were acquired as part of the Jelco acquisition. Intangible asset values acquired as part of the transaction are based upon independent third party valuations performed at the time of the acquisition. Intangible assets are amortized over their respective useful lives. Product and manufacturing technology have estimated useful lives of 9 and 20 years, respectively.

        Amortization expense was $2.8 million and $0.0 million for the years ended December 31, 2003 and 2002, respectively and $0.1 million for the period February 9, 2001 (date operations commenced) through December 31, 2001. The following is a schedule for the estimated amortization as of December 31, 2003 (in thousands):

For the year ended:
2004	$4,706
2005	$4,706
2006	$4,706
2007	$4,706
2008	$4,706

6.    INVENTORIES

        Inventories summarized by major classification are as follows:

	December 31, 2003	December 31, 2002
	(in thousands)
Raw materials and supplies	$16,576	$10,777
Work in progress	11,760	3,146
Finished goods	26,026	10,493
Less: reserve for obsolete and slow-moving inventory	(4,206)	(2,359)

Inventories, net	$50,156	$22,057

7.    LONG-TERM DEBT

        Long-term obligations consist of the following:

	December 31, 2003	December 31, 2002
	(in thousands)
Revolving credit, term note and subordinated notes
Revolving line of credit	$—	$13,000
Term notes:
Term Note	129,350	—
Term Note A	—	17,000
Term Note B	—	7,000
Senior subordinated notes	200,000	13,000
Junior subordinated note	—	11,300

Total	329,350	61,300
Current portion of long-term debt	1,300	3,500
Revolving line of credit	—	13,000

Long-term debt	$328,050	$44,800

        Future minimum principal payments on long-term debt as of December 31, 2003 are as follows (in thousands):

2004	$1,300
2005	1,300
2006	1,300
2007	1,300
2008	62,400
Thereafter	261,750

Total	$329,350

        Long-Term Debt Agreements—As a result of the recapitalization and stock purchase agreement and the Jelco acquisition, the Company entered into new borrowing arrangements and used the proceeds,

along with the capital contribution from One Equity Partners, to finance the acquisition of the Jelco business and retire existing debt obligations. The Company has recognized a loss on the extinguishment of debt in the amount of $3.7 million, $2.5 million and $0.4 million for the years ended December 31, 2003, 2002 and 2001, respectively, primarily related to the write-off of deferred debt financing fees associated with the Company's prior debt obligations and a one time fee for a bridge loan that was not utilized to finance the Jelco acquisition.

        The Company's new credit agreement with several banks and other financial institutions, (collectively, the "Lenders") provided for senior secured financing of up to $170.0 million consisting of a $130.0 million term loan ("Term Loan") facility and a $40.0 million revolving credit facility ("Revolver"), including a letter of credit sub-facility of $2.0 million and a swingline loan sub-facility of $5.0 million. The new credit agreement and associated borrowings commenced on May 21, 2003.

        Interest on the Term Loan and the Revolver are designated at the base rate or Libor rate plus applicable margin, respectively. The interest rate periods will be at one, two, three, or six months (or subject to availability, nine or twelve months). The base rate will be the greater of (1) the prime rate or (2) one-half of 1% over the weighted average of rates on overnight Federal funds as published by the Federal Reserve Bank of New York. The LIBOR rate will be determined by reference to settlement rates established for deposits in dollars in the London interbank market for a period equal to the interest period of the loan and the maximum reserve percentages established by the Board of Governors of the United States Federal Reserve to which the Lenders are subject.

        The Term Loan had principal of $129.4 million outstanding at December 31, 2003. The Term Loan is due in twenty-four quarterly installments of $0.3 million commencing on September 30, 2003 through June 30, 2008, with the remaining principal amount payable in quarterly installments of $30.9 million through March 31, 2009 and the final payment of $30.9 million due on the maturity date of the loan on May 21, 2009. At December 31, 2003, the Term Loan was designated at a LIBOR rate plus applicable margin, totaling 4.19%. Beginning with the fiscal year ending December 31, 2004, the Company will be required to make loan prepayments, equaling 75% or 50% of the excess cash flows, as defined, for the fiscal year, provided that the Company meets certain adjusted debt ratio requirements.

        The Company had no obligations outstanding under the Revolver at December 31, 2003.

        Additionally, the Company issued $200.0 million aggregate principal amount of notes (the "Notes"). The Notes accrue interest at the rate of 8 7/8% per annum and are payable semi-annually in arrears on May 15 and November 15, commencing on November 15, 2003. The Notes will mature on May 15, 2013 at which time principal is due in full.

        The credit facility requires that we comply on a quarterly basis with certain financial covenants, including a maximum senior leverage ratio test, a maximum total leverage test, a minimum interest coverage ratio test, a minimum fixed charge coverage ratio test and a maximum annual capital expenditure test, which financial covenants (other than the minimum fixed charge coverage ratio and the maximum annual capital expenditure test) become more restrictive over time. In addition, our credit facility includes negative covenants, subject to exceptions, restricting or limiting our ability and the ability of our parent and our subsidiaries, to, among other things (1) incur, assume or permit to exist additional indebtedness or guarantees, (2) incur liens, including negative pledges, (3) make loans and investments, (4) declare dividends, make payments or redeem or repurchase capital stock,

(5) engage in mergers, acquisitions, joint ventures and other business combinations, (6) prepay, redeem or purchase certain indebtedness, including the notes, (7) amend or otherwise alter our equity or constituent documents or the terms of our indebtedness, including the notes, (8) sell assets and engage in sale leaseback transactions, (9) transact with affiliates and (10) alter the business that we conduct.

        The credit facility contains certain customary representations and warranties, affirmative covenants and events of default, including payment defaults, breach of representations and warranties, covenant defaults, cross-defaults to certain indebtedness, certain events of bankruptcy, certain events under ERISA, material judgments, actual or asserted failure of any guaranty or security document supporting our senior secured credit facility to be in full force and effect and change of control. If such an event of default occurs, the lenders under our credit facility would be entitled to take various actions, including the acceleration of amounts due under the credit facility and all actions permitted to be taken by a secured creditor.

        Except in connection with certain equity offerings, the Notes will not be redeemable at the Company's option prior to May 15, 2008. On or after May 15, 2008, the Company may redeem all or a part of the Notes upon not less than 30 nor more than 60 days notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and liquidated damages, if any, on the Notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on May 15 of the years indicated below:

Year	Percentage
2008	104.438%
2009	102.958%
2010	101.479%
2011 and thereafter	100.000%

        Revolving Credit, Term Loan A, Term Loan B Agreements (Repaid May 21, 2003)—The Company's credit agreement permitted it to borrow on two term loans, with original principal amounts of $17.0 million ("Term Note A") and $7.0 million ("Term Note B"). Term Note A was due in eleven quarterly principal installments of $0.9 million, with the remaining principal amount due in December 2005. Interest on Term Note A was designated as either Eurodollar or Prime Rate interest at the applicable rates plus a margin, based upon the Company's Adjusted Debt Ratio, as defined. At December 31, 2002, all of the Company's borrowings on Term Note A were designated at the Eurodollar rate plus applicable margin, totaling 4.92%. Term Note B was due in eleven quarterly principal installments of $25,000, with the remaining principal amount due in December 2005. Interest on Term Note B was based on the Eurodollar rate or Prime Rate plus applicable margin. At December 31, 2002, all the Company's borrowings on Term Note B were designated at the Eurodollar rate plus applicable margin, totaling 5.17%.

        Term Note A and Term Note B were repaid on May 21, 2003.

        Additionally, the Company had available a revolving commitment of $15.0 million through December 2005. Advances made under the revolving commitment were designated as either Eurodollar or Prime Rate advances with interest accruing at the applicable rates plus a margin, based upon the Company's Adjusted Debt Ratio, as defined. At December 31, 2002, all of the Company's advances were designated at Eurodollar rate plus applicable margin, totaling 3.88%. The revolving commitment was repaid on May 21, 2003.

        Senior Subordinated Notes and Junior Subordinated Notes (Repaid May 21, 2003)—The Company entered into a total of $13.0 million Senior Subordinated Notes with the Mezzanine Opportunities LLC and Stonehenge Opportunity Fund ("Stonehenge") bearing interest at 20%. The Company was required to make current interest payments of 12%, deferring the remainder until the due date of the Senior Subordinated Notes. The Senior Subordinated Notes with the Mezzanine Opportunities LLC and Stonehenge were repaid on May 21, 2003.

        The Company entered into a Junior Subordinated Note totaling $11.3 million due in 2007 with Stonehenge. Interest accrued at 30% and was deferred for the first two years of the loan. The Junior Subordinated Note was repaid on May 21, 2003.

8.    OPTION PLANS

        At December 31, 2003, the Company has in effect the 2001 and 2002 Stock Option Plans (collectively the "Plans"). Options granted under the 2001 Plan may be either incentive stock options or non-statutory stock options while options granted under the 2002 Plan are entirely non-statuatory stock options. The terms of the options granted under the Plans are at the sole discretion of the Compensation Committee of the Company's Board of Directors. The 2001 and 2002 Plans provide that the Company may grant options (generally at fair market value at the date of grant) for not more than 750,000 and 2,000,000 shares of common stock, respectively, to certain key employees, officers and directors. Options granted under the Plans are generally exercisable one, three or four years after the date of grant and generally expire after ten years after the date of grant, according to the terms of each agreement. The following table summarizes the activity of the Plans for the years ended December 31, 2003 and 2002 (no options were outstanding prior to 2002):

	Options	Weighted Average Exercise Price
Outstanding at December 31, 2001	—
Granted	1,683,335	$1.60

Outstanding at December 31, 2002	1,683,335	1.60
Granted	314,000	3.38
Exercised	2,000	1.60
Canceled	49,610	2.40

Outstanding at December 31, 2003	1,945,725	$1.87

        The following summarizes information regarding stock options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at December 31, 2003	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Outstanding at December 31, 2003	Weighted Average Exercise Price
$1.60	1,631,725	8.3	$1.60	1,126,500	$1.60
$3.20	296,000	9.1	$3.20	—	—
$6.27	18,000	9.4	$6.27	—	—

        On May 21, 2003, in connection with the recapitalizations, each option for common stock was converted to an option to purchase .90 shares of preferred stock and .10 shares of common stock. As of December 31, 2003, options to purchase an aggregate of 1,751,152.5 shares of MedVest preferred stock and 194,572.5 shares of MedVest common stock were issued and outstanding under the 2001 and 2002 Stock Option Plans.

        There were no options exercisable at December 31, 2002.

9.    EQUITY

        On April 21, 2003, MedVest, OEP MedVest LLC, an affiliate of One Equity Partners, and all of the then existing stockholders of MedVest (other than the Medex Employee Stock Ownership Plan ("ESOP")), entered into a recapitalization agreement pursuant to which One Equity Partners agreed to invest up to $119.5 million to acquire MedVest's capital stock through a series of stock purchases from MedVest and its existing stockholders. In connection with the recapitalization, MedVest made a cash capital contribution of $101.2 million to Medex. As of January 31, 2004, One Equity Partners holds through an affiliate, of One Equity Partners, 83.2% of MedVest's capital stock, on a fully-diluted basis.

        As part of the recapitalization, immediately prior to the closing, MedVest amended its articles of incorporation to create a new class of preferred stock. The preferred stock is non-voting. Upon the liquidation, dissolution or winding up of MedVest, before any distribution of proceeds to the holders of common shares, the holders of preferred shares are entitled to a preferential distribution in cash in an amount equal to $5.643 for each preferred share held by such holder. In addition, each preferred shareholder is entitled to receive his or her pro rata portion of 90% of all remaining proceeds until such holder shall have received an additional $2.8215 for each preferred share held by such holder. Thereafter, each preferred shareholder is entitled to receive his or her pro rata portion of 10% of all remaining proceeds from such liquidation, dissolution or winding up of MedVest. The preferred shares are not subject to call or mandatory redemption rights and cannot be converted into common shares.

        On May 21, 2003, OEP MedVest LLC purchased 15,151,515 shares of MedVest common stock for an aggregate cash purchase price of $101.2 million. In addition, on May 21, 2003, OEP MedVest LLC purchased from certain senior executives an aggregate of 1,180,223 shares of MedVest common stock at a purchase price equal to $6.27 per share for an aggregate cash purchase price equal to $7.4 million. Finally, on May 21, 2003, OEP MedVest LLC purchased from certain stockholders other than the senior executives an aggregate of 535,000 shares of MedVest common stock at a purchase price equal to $6.27 per share for an aggregate cash purchase price equal to $3.4 million.

        Immediately following the purchases of MedVest common stock described above, MedVest consummated a 1-for-10 reverse stock split of its outstanding common stock. Immediately thereafter, MedVest declared a stock dividend of nine shares of its newly-created preferred stock for every one share of common stock.

        In connection with the recapitalization transaction, MedVest and its subsidiaries terminated all of the existing employee stock ownership or stock benefit plans, including the Medex ESOP, the Stock Incentive Plan (UK) and the Stock Appreciation Participation Rights Plan (Germany). Participants in the Medex ESOP had 30 days to elect to receive their benefit in cash at a per share value equal to $6.27 or in shares of MedVest common stock and preferred stock. Participants in the Stock Incentive Plan (UK) and the Stock Appreciation Participation Rights Plan (Germany) received a cash payment equal to $6.27 per allocable but previously unfunded share or stock right. OEP MedVest LLC advanced MedVest the funds required to make the foregoing cash distributions. The amount advanced by OEP MedVest LLC was extinguished and for each $6.27 extinguished, OEP MedVest LLC received one share of common stock and nine shares of preferred stock. The amount advanced by OEP MedVest LLC was $7.5 million, the extinguishment of which purchased 118,601 shares of common stock and 1,067,404 shares of preferred stock.

10.    LEASE COMMITMENTS

        Medex leases certain machinery, equipment and buildings under long-term non-cancelable operating leases. Future minimum lease payments for which Medex is currently obligated under these non-cancelable operating leases as of December 31, 2003 are as follows (in thousands):

2004	$3,896
2005	3,158
2006	2,616
2007	2,081
2008	1,352
Thereafter	3,083

Total	$16,186

        The Company incurred lease expense of approximately $4.0 million, $2.1 million and $1.7 million for the years ended December 31, 2003 and 2002 and the period from February 9, 2001 (date operations commenced) through December 31, 2001, respectively.

11.    DEFINED CONTRIBUTION PLAN

        Substantially all domestic employees of the Company are covered by a defined contribution plan sponsored by the Company. Under the Plan, eligible employees, as defined, can receive matching contributions from the Company. The Company contributed approximately $1.2 million to the Plan for the year ended December 31, 2003, $0.5 million to the Plan for the year ended December 31, 2002, and $0.4 million to the Plan for the period from February 9, 2001 (date operations commenced) through December 31, 2001.

        Employees outside the U.S. are covered by the national benefit plans of Germany, England, Scotland, Italy, and France, which are sponsored by the respective local governments. Additionally, employees in the United Kingdom and Italy are eligible to participate in a voluntary pension plan that is funded by both the employee and the Company. The Company contributed approximately $0.4 million to this plan for the year ended December 31, 2003, $0.2 million to this plan for the year ended December 31, 2002, and $0.1 million to this plan for the period from February 9, 2001 (date operations commenced) through December 31, 2001.

12.    EMPLOYEE STOCK OWNERSHIP PLANS

        Employee Stock Ownership Plan—Effective February 9, 2001 the Company established the Medex Employee Stock Ownership Plan ("ESOP") and related trust for purposes of enabling participating employees to share in the benefits of equity ownership in the Company. The Company intended to fund the ESOP by contributions of cash or Company stock or both as determined by the Company's Board of Directors. The ESOP also had the ability to obtain one or more loans for the purpose of acquiring Company stock. The ESOP was intended to qualify as an employee stock ownership plan under Internal Revenue Code section 4975(e)(7) and as a stock bonus plan under Internal Revenue Code section 401(a). The ESOP had no loans outstanding at December 31, 2003 and 2002.

        Stock that was allocated to participant's account vested at the rate of zero percent upon completion of the first three vesting years, fifty percent for the fourth vesting year and one hundred percent after five or more vesting years. In addition, participants who received stock pursuant to the ESOP had the right to sell (put) the stock to the Company at the stock's then current fair market value.

        As required under Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans", compensation expense was recorded for shares committed to be released to employees based on the fair market value of those shares when they were committed to be released. The difference between cost and the fair market value of the committed to be released shares was recorded in additional paid-in-capital. For the year ended December 31, 2002 and the period February 9, 2001 (date operations commenced) through December 31, 2001, the Company committed to release 437,207 and 442,937 shares, respectively, for the ESOP. The fair market value of the shares committed to be released, as determined by an independent third-party valuation of a minority interest in the common stock of the Company, was $3.54 and $1.602 per share in 2002 and 2001, respectively. Consequently, for the year ended December 31, 2002, and the period from February 9, 2001 (date operations commenced) through December 31, 2001, the Company had recognized approximately $1.5 million and $0.7 million, respectively, of compensation expense related to the ESOP.

        Share Appreciation Plan—In 2002 the Company established the Medex Share Appreciation Participation Plan ("Appreciation Plan"). Employees participated at the discretion of the Board of Directors and were awarded units under the terms of the Appreciation Plan. Upon termination of full-time employment, the Company was required to repurchase such units at the unit value for the preceding fiscal year. At December 31, 2002, 70,432 shares were outstanding under the plan and an additional 79,627 were reserved for issuance. The unit value at the time of issuance was amortized over the vesting period as compensation expense. Compensation expense related to the Appreciation Plan was $16,925 for the year ended December 31, 2002. At December 31, 2002, the liability related to the Appreciation Plan, included in other long-term liabilities, was $16,925.

        As a result of the Jelco acquisition, both the ESOP and Appreciation Plan were terminated in 2003. In connection with the termination of the Appreciation Plan, the Company recognized approximately $1.9 million of additional compensation expense.

13.    INCOME TAXES

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

        The significant components of the Company's deferred tax assets and liabilities are as follows:

	2003	2002
	(in thousands)
Domestic:
Current deferred tax assets:
Bad debt reserves and sales rebates	$163	$104
Inventory valuation reserves	955	544
Prepaid expenses	(333)	—
Accrued expenses and other	1,586	881
Accrued restructuring	897	—
Exchange rate variance	(303)	—

Total deferred tax assets	2,965	1,529
Long-term deferred tax assets (liabilities):
Accrued expenses and other	909	—
Property and equipment	1,700	(1,939)
Intangibles and goodwill	(591)	—
Net operating losses	6,096	1,493

Total long-term deferred tax liabilities	8,114	(446)
Net domestic deferred tax assets before valuation allowance	11,079	1,083
Domestic valuation allowance	(11,079)	(1,083)

Domestic deferred tax assets, net of valuation allowance	—	—

Foreign:
Long-term deferred tax assets (liabilities):
Net operating loss carryforwards	3,174	2,081
Goodwill and other	(939)	—
Foreign valuation allowance	(2,121)	(2,081)

Foreign deferred tax assets, net of valuation allowance	114	—

Total	$114	$—

        The Company has established a valuation allowance against a majority of the domestic and foreign deferred tax assets due to the uncertainty that these assets will be realized based on the history of tax losses in the related jurisdictions. The remaining balance represents a net operating loss that the Company expects to be able to utilize.

        The Company's federal net operating loss carryforwards for income tax purposes were $18.6 million. If not utilized, these losses will begin to expire in 2021. Additionally, the use of losses incurred on or before the recapitalization described in Note 4 may be restricted as the Company was deemed to have a "change in control" pursuant to Sec. 382 of the Internal Revenue Code.

        The value of the state net operating loss carryforwards for income tax purposes cannot be determined until the returns for 2003 are prepared due to the substantial change in the Company's operations as a result of the Jelco purchase. The future utilization of state losses will also be impacted by the change in control limitations described above.

        The foreign net operating loss carryforwards for income tax purposes generally do not expire.

        The Company's income tax expense for the years ended December 31, 2003 and 2002, and the period from February 9, 2001 (date operations commenced) through December 31, 2001 is as follows:

	2003	2002	2001
	(in thousands)
Current:
Federal	$—	$—	$—
State and local	—	44	—
Foreign	574	664	281

	574	708	281

Deferred:
Federal	—	140	785
State and local	—	—	92
Foreign	(114)	—	—

	(114)	140	877

Total	$460	$848	$1,158

        A reconciliation of the difference between the U.S. statutory tax rate and the effective tax rate is as follows:

	2003	2002	2001
Provision (benefit) for income taxes at federal statutory rate	$(2,424)	$(297)	$463
State taxes (net of federal benefit)	—	29	32
Foreign taxes at rates different than federal	127	126	41
Deemed dividend from foreign subsidiaries	—	880	333
Interest on contingent payment	—	349	(104)
Cancellation of debt income	—	622
Amortization of goodwill and intangibles	—	—	48
Purchase accounting	(7,331)	—	—
Net operating losses	—	(134)	—
Other comprehensive income	—	(564)	—
Other differences—net	52	29	23
Valuation allowance	10,036	(192)	322

Provision (benefit) for income taxes	$460	$848	$1,158

        It is the intention of management to reinvest indefinitely its foreign subsidiaries' undistributed earnings necessary for their continued operations. However, under current U.S. tax laws, the purchase of the Medex stock using the foreign assets as collateral resulted in a deemed dividend from each foreign subsidiary in the amount of the loan with such deemed dividend limited by the earnings and profits of each foreign subsidiary for the year ended December 31, 2002 and December 31, 2001. The deemed dividend will be subject to a 35% U.S. corporate federal tax rate because there is no dividend exclusion for income received from foreign subsidiaries. Foreign tax credits or deductions are available, however, to offset the U.S. tax impact of the deemed dividend inclusion. The source of such tax credits or deductions is the foreign income taxes that the foreign subsidiaries paid with respect to their foreign earnings.

14.    BUSINESS SEGMENTS

        SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" established revised standards relating to the reporting of financial information about operating segments. In accordance with SFAS No. 131, the Company has determined that it has one reportable segment. However, the Company does operate in four primary geographic areas and four classes of product.

        Revenues are attributed to specific geographical areas based on origin of order generation. Geographic information for the year ended December 31, 2003 and 2002, and the period from February 9, 2001 (date operations commenced) through December 31, 2001 are as follows:

	2003	2002	2001
	(in thousands)
Net Sales
North America	$143,398	$59,682	$49,816
Germany	30,845	23,963	19,426
United Kingdom	19,839	13,884	9,907
Italy	14,139	—	—
Other	10,889	3,228	1,832

Total	$219,110	$100,757	$80,981

Long-Lived Assets
North America	$92,651	$16,751	$17,023
Italy	19,100	—	—
Germany	902	782	828
United Kingdom	2,645	3,085	3,018
Other	852	—	—

Total	$116,150	$20,618	$20,869

        Revenues attributed to product types are distinguished as infusion systems, pressure monitoring systems, cath lab packs and accessories and respiratory products.

        Infusion Systems—Infusion systems consist of a portfolio of products that function together to transport measured doses of fluids and drugs into a patient's vascular system.

        Pressure Monitoring Systems—Pressure monitoring systems include disposable, semi-disposable and reusable blood pressure transducers that are used to measure blood pressures within the body. In addition, the Company designs, manufactures and markets a complete line of pressure infusion bags.

        Cath Lab Packs and Accessories—Cath lab packs are pre-packaged trays that are assembled with single-use products selected by the cardiac catheterization and radiology laboratory personnel performing diagnostic and interventional catheterization procedures.

        Respiratory Products—Respiratory products include medical devices used for oxygen administration, anesthesia and ventilator circuits, drug delivery and humidification.

        The following sets forth certain financial information attributable to the Company's business segments for the years ended December 31, 2003 and 2002, and the period February 9, 2001 (date operations commenced) through December 31, 2001.

	2003	2002	2001
	(in thousands)
Net Sales
Infusion systems	$162,134	$57,126	$47,322
Pressure monitoring systems	28,127	23,655	19,979
Cath lab packs and accessories	26,726	18,661	13,680
Respiratory products	2,123	1,315	—

Total	$219,110	$100,757	$80,981

        No customer accounted for greater than 10% of net sales for the years ended December 31, 2003 and 2002 and the period February 9, 2001 (date operations commenced) through December 31, 2001.

15.    REORGANIZATION ACTIVITIES

        On February 9, 2001, the Company approved a plan to reorganize its operations in Hilliard, Ohio and Atlanta, Georgia. Operations previously based in Hilliard were consolidated with the Dublin, Ohio facility and operations in Atlanta were moved to a new facility leased in Duluth, Georgia. As a result of reorganizing these operations, the Company eliminated certain redundant functions. In addition, the Company approved plans to reorganize its German operations. In accordance with the provisions of Emerging Issues Task Force ("EITF") 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination", at the acquisition date the Company accrued approximately $0.7 million in estimated costs associated with these reorganization activities. These costs consisted of approximately $0.5 million for employee separation and $0.2 million for disposal costs related to certain equipment and facilities. The Company completed the reorganization activities during 2002.

        In December 2002, the Company announced that it would be relocating certain manufacturing operations in order to reduce costs. As a result of the move, the Company also realigned its current organization structure. The Company recorded a restructuring reserve of approximately $0.5 million in accordance with EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". The Company also recorded a restructuring reserve of approximately $0.1 million in accordance with EITF 95-3. The Company expects to complete the restructuring during 2004.

        In December 2003, the Company announced that it would reorganize its Jelco business (see Note 4). As such, the Company recorded $1.9 million in employee separation costs. The Company expects to complete this reorganization in 2004.

        The amounts charged against the accrual for the years ended December 31, 2003 and 2002 and the period from February 9, 2001 (date operations commenced) through December 31, 2001 are as follows:

	Employee Separation Costs	Other Exit costs	Total
Balance, February 9, 2001	$457	$232	$689
Amounts paid	(66)	(224)	(290)

Balance, December 31, 2001	391	8	399
Amounts paid	(88)	3	(85)
Reversal against goodwill	(219)	(11)	(230)
Current period charges	585		585

Balance, December 31, 2002	669	—	669
Amounts paid	(208)	—	(208)
Jelco restructuring costs	1,936	—	1,936
Amounts reversed	(64)		(64)

Balance, December 31, 2003	$2,333	$—	$2,333

        As a result of the Jelco acquisition, management decided to close its Costa Rica manufacturing facility and relocate its operations to Jelco's Monterrey, Mexico facility. The closure of the facility was substantially completed as of December 31, 2003. The Costa Rica facility recorded no revenues for the years ended December 31, 2002 and 2003 and the Company recognized a pre-tax loss from operations of $2.1 million for the year ended December 31, 2003. The Company accounted for these costs in accordance with SFAS No. 146 (see Note 2). Additionally, the Company incurred costs of $1.0 million, related to the write down of long-lived assets.

16.    GUARANTOR SUBSIDIARIES—SUPPLEMENTAL COMBINING FINANCIAL STATEMENTS

        On May 21, 2003, Medex, Inc. (the "Issuer") issued its 8 7/8% senior subordinated notes ("Notes") due 2013 (see Note 7). The Notes were guaranteed by MedVest Holdings Corporation (the "Parent Guarantor") and each of the Issuer's domestic subsidiaries, Medex Medical, Inc. and Medex Cardio-Pulmonary, Inc. (the "Subsidiary Guarantors"). The Notes were not guaranteed by the Issuer's foreign subsidiaries (the "Non-Guarantor Subsidiaries"). Pursuant to applicable rules of the Securities and Exchange Commission, Medex is required to present condensed consolidating financial information with respect to the guarantors (the Parent Guarantor, Issuer and Subsidiary Guarantors) and non-guarantors of the notes.

        The following supplemental schedules present the consolidating financial data for the guarantors and non-guarantors as of and for the years ended December 31, 2003 and 2002 and for the period from February 9, 2001 (date operations commenced) through December 31, 2001.

        The supplemental cash flow for the period February 9, 2001 (date operations commenced) through December 31, 2001 is not included herein, as the financial information from the predecessor's former parent company, Compagnie de Saint-Gobain, as of February 9, 2001 is in a consolidated format. It is management's view that these financial statements cannot be easily derived between Issuer, Parent

Guarantor, Subsidiary Guarantor and Non-Guarantor Subsidiaries and any attempt to do so would not provide a meaningful comparison to subsequent financial statements.

        The 8 7/8% senior subordinated notes are guaranteed on a full, unconditional, unsecured, senior subordinated, joint and several basis by the Parent Guarantor, the Subsidiary Guarantors and any other future domestic restricted subsidiary of the Issuer.

        The Company restated its disclosure of the Parent Company, the Issuer, the Subsidiary Guarantors and the Subsidiary Non-Guarantors in the condensed consolidating balance sheets as of December 31, 2003 and 2002, and the related consolidating statement of operations for each of the three years in the period ended December 31, 2003, and the consolidating statement of cash flows for the years ended December 31, 2003 and 2002, to correct the presentation of the financial information to conform to the requirements of Rule 3.10 of Regulation S-X. As a result, the columnar presentation and certain reclassifications between the presentation on the consolidating balance sheet information, the consolidating statement of operations, and cash flows have been restated. The Company's consolidated financial statements are not affected by this change.

MedVest Holdings Corporation
Supplemental Combining Balance Sheet
As of December 31, 2003

	MedVest ("Parent Guarantor")	Medex, Inc. ("Issuer")	MedVest U.S. Subsidiaries ("Subsidiary Guarantors")	MedVest Non-U.S. Subsidiaries ("Non-Guarantor Subsidiaries")	Combining Adjustments	MedVest Combined
	(in thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$25	$14,600	$(31)	$9,266	$—	$23,860
Accounts receivable, net	—	14,840	340	18,523	—	33,703
Inventories, net	—	24,377	1,374	24,405	—	50,156
Other current assets	2,400	1,069	20	2,947	—	6,436
Assets of abandoned operations, net	—	—	—	403	—	403

Total current assets	2,425	54,886	1,703	55,544	—	114,558
Property, plant and equipment, net	—	82,706	242	33,202	—	116,150
Goodwill	—	119,263	361	4,680	—	124,304
Other intangible assets, net	—	106,186	—	—	—	106,186
Investment in subsidiaries	103,400	16,309	—	22,749	(142,458)	—
Other long-term assets	—	12,629	(1)	356	2	12,986

TOTAL ASSETS	$105,825	$391,979	$2,305	$116,531	$(142,456)	$474,184

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Revolving line of credit	$—	$—	$—	$—	$—	$—
Trade accounts payable	—	3,453	21	17,626	—	21,100
Salaries and wages payable	—	5,515	14	3,449	—	8,978
Accrued inventory repurchase liability	—	—	—	3,826	—	3,826
Accrued interest	—	3,762	—	—	—	3,762
Accrued expenses and other liabilities	2,400	8,247	71	1,189	—	11,907
Income taxes payable	47	169	—	495	—	711
Liabilities of abandoned operations, net	—	—	—	29	—	29
Current portion of long-term debt	—	1,300	—	—	—	1,300

Total current liabilities	2,447	22,446	106	26,614	—	51,613
Long-term debt	—	328,050	—	—	—	328,050
Other long-term liabilities	—	—	—	3,998	—	3,998
Intercompany balances	9,566	(60,467)	4,313	75,367	(28,779)	—
SHAREHOLDERS' EQUITY (DEFICIENCY):
Common stock	10,141	101,157	—	12,902	(114,402)	9,798
Preferred stock	91,257	(1)	—	—	—	91,256
Accumulated other comprehensive income (loss)	—	—	—	3,841	—	3,841
Retained earnings (deficit)	(7,586)	794	(2,114)	(6,191)	725	(14,372)

Total shareholders' equity (deficiency)	93,812	101,950	(2,114)	10,552	(113,677)	90,523

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$105,825	$391,979	$2,305	$116,531	$(142,456)	$474,184

MedVest Holdings Corporation
Supplemental Combining Balance Sheet
As of December 31, 2002

	MedVest ("Parent Guarantor")	Medex, Inc. ("Issuer")	MedVest U.S. Subsidiaries ("Subsidiary Guarantors")	MedVest Non-U.S. Subsidiaries ("Non-Guarantor Subsidiaries")	Combining Adjustments	MedVest Combined
	(in thousands)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$—	$396	$24	$862	$—	$1,282
Accounts receivable, net	—	8,059	346	6,401	—	14,806
Inventories, net	—	10,892	1,028	10,137	—	22,057
Other current assets	—	325	3	423	—	751
Assets of abandoned operations, net	—	—	—	1,263	—	1,263

Total current assets	—	19,672	1,401	19,086	—	40,159
Property, plant and equipment, net	—	16,505	246	3,867	—	20,618
Goodwill	—	7,934	307	267	493	9,001
Other intangible assets, net	—	243	—	—	—	243
Investment in subsidiaries	300	18,207	—	22,749	(41,256)	—
Other long-term assets	—	1,495	—	22	—	1,517

TOTAL ASSETS	$300	$64,056	$1,954	$45,991	$(40,763)	$71,538

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Revolving line of credit	$—	$13,000	$—	$—	$—	$13,000
Trade accounts payable	—	2,124	87	2,005	—	4,216
Salaries and wages payable	—	2,584	20	1,025	—	3,629
Accrued interest	—	267	—	—	—	267
Accrued expenses and other liabilities	—	3,570	111	478	343	4,502
Income taxes payable	—	99	—	843	150	1,092
Liabilities of abandoned operations, net	—	—	—	6	—	6
Current portion of long-term debt	—	3,500	—	—	—	3,500

Total current liabilities	—	25,144	218	4,357	493	30,212
Long-term debt	11,432	33,368	—	—	—	44,800
Other long-term liabilities	—	175	—	11	—	186
Intercompany balances	(6,618)	6,461	2,106	26,161	(28,110)	—
SHAREHOLDERS' EQUITY (DEFICIENCY):
Common stock	354	300	—	12,902	(13,202)	354
Treasury stock	—	(80)	—	—	—	(80)
Contributed capital—ESOP	2,249	—	—	—	—	2,249
Accumulated other comprehensive income (loss)	—	(179)	—	982	—	803
Retained earnings (deficit)	(7,117)	(1,133)	(370)	1,578	56	(6,986)

Total shareholders' equity (deficiency)	(4,514)	(1,092)	(370)	15,462	(13,146)	(3,660)

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$300	$64,056	$1,954	$45,991	$(40,763)	$71,538

MedVest Holdings Corporation
Supplemental Combining Statement of Operations
Year Ended December 31, 2003

	MedVest ("Parent Guarantor")	Medex, Inc. ("Issuer")	MedVest U.S. Subsidiaries ("Subsidiary Guarantors")	MedVest Non-U.S. Subsidiaries ("Non-Guarantor Subsidiaries")	Combining Adjustments	MedVest Combined
	(in thousands)
NET SALES	$—	$152,954	$2,184	$101,414	$(37,442)	$219,110
COST OF GOODS SOLD	—	78,262	2,908	80,840	(37,442)	124,568

GROSS MARGIN	—	74,692	(724)	20,574	—	94,542
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	—	52,278	1,019	22,775	—	76,072
LOSS FROM OPERATIONS OF ABANDONED FACILITY	—	—	—	2,132	—	2,132

OPERATING EARNINGS (LOSS)	—	22,414	(1,743)	(4,333)	—	16,338
OTHER INCOME (EXPENSES):
Interest expense, net	—	(16,729)	—	(3,511)	—	(20,240)
Loss on the early extinguishment of long-term debt	(501)	(3,226)	—	—	—	(3,727)
Other	—	(2,506)	1	2,556	652	703

Other income (expenses), net	(501)	(22,461)	1	(955)	652	(23,264)
INCOME (LOSS) BEFORE INCOME TAXES	(501)	(47)	(1,742)	(5,288)	652	(6,926)
INCOME TAX EXPENSE	(48)	(100)	(3)	(309)	—	(460)

NET INCOME (LOSS)	$(549)	$(147)	$(1,745)	$(5,597)	$652	$(7,386)

MedVest Holdings Corporation
Supplemental Combining Statement of Operations
Year Ended December 31, 2002

	MedVest ("Parent Guarantor")	Medex, Inc. ("Issuer")	MedVest U.S. Subsidiaries ("Subsidiary Guarantors")	MedVest Non-U.S. Subsidiaries ("Non-Guarantor Subsidiaries")	Combining Adjustments	MedVest Combined
	(in thousands)
NET SALES	$—	$64,941	$1,308	$57,726	$(23,218)	$100,757
COST OF GOODS SOLD	—	37,577	1,096	43,549	(23,218)	59,004

GROSS MARGIN	—	27,364	212	14,177	—	41,753
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	—	21,188	582	11,619	—	33,389
LOSS FROM OPERATIONS OF ABANDONED FACILITY	—	—	—	59	—	59

OPERATING EARNINGS	—	6,176	(370)	2,499	—	8,305
OTHER INCOME (EXPENSES):
Interest expense, net	—	(6,371)	—	(788)	—	(7,159)
Loss on the early extinguishment of long-term debt	—	(2,549)	—	—	—	(2,549)
Other	(1,274)	1,952	—	(195)	72	555

Other income (expenses), net	(1,274)	(6,968)	—	(983)	72	(9,153)
INCOME (LOSS) BEFORE INCOME TAXES	(1,274)	(792)	(370)	1,516	72	(848)
INCOME TAX EXPENSE	—	(747)	—	(101)	—	(848)

NET INCOME (LOSS)	$(1,274)	$(1,539)	$(370)	$1,415	$72	$(1,696)

MedVest Holdings Corporation
Supplemental Combining Statement of Operations
Period from February 9, 2001 (date operations commenced) through December 31, 2001

	MedVest ("Parent Guarantor")	Medex, Inc. ("Issuer")	MedVest U.S. Subsidiaries ("Subsidiary Guarantors")	MedVest Non-U.S. Subsidiaries ("Non-Guarantor Subsidiaries")	Combining Adjustments	MedVest Combined
	(in thousands)
NET SALES	$—	$54,712	$—	$42,608	$(16,339)	$80,981
COST OF GOODS SOLD	—	33,950	—	32,415	(16,339)	50,026

GROSS MARGIN	—	20,762	—	10,193	—	30,955
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	—	16,473	—	8,417	—	24,890

OPERATING EARNINGS	—	4,289	—	1,776	—	6,065
OTHER INCOME (EXPENSES):
Interest expense, net	—	(3,780)	—	(801)	—	(4,581)
Loss on the early extinguishment of long-term debt	—	(396)	—	—	—	(396)
Other	(306)	1,089	—	(547)	—	236

Other income (expenses), net	(306)	(3,087)	—	(1,348)	—	(4,741)
INCOME BEFORE INCOME TAXES	(306)	1,202	—	428	—	1,324
INCOME TAX EXPENSE	—	(876)	—	(282)	—	(1,158)

NET INCOME	$(306)	$326	$—	$146	$—	$166

MedVest Holdings Corporation
Supplemental Combining Statement of Cash Flows
Year Ended December 31, 2003

	MedVest ("Parent Guarantor")	Medex, Inc. ("Issuer")	MedVest U.S. Subsidiaries ("Subsidiary Guarantors")	MedVest Non-U.S. Subsidiaries ("Non-Guarantor Subsidiaries")	Combining Adjustments	MedVest Combined
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(549)	$(147)	$(1,745)	$(5,597)	$652	$(7,386)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	—	11,471	37	1,638	—	13,146
Amortization	—	2,857	—	(52)	—	2,805
Changes in operating assets and liabilities:
Accounts receivable, net	—	(6,781)	6	(9,973)	—	(16,748)
Inventories, net	—	13,516	(346)	(6,946)	—	6,224
Other assets	501	30,519	(16)	(33,938)	—	(2,934)
Trade accounts payable	—	1,534	(66)	13,645	—	15,113
Salaries and wages payable	—	2,930	(6)	670	—	3,594
Accrued expenses and other liabilities	—	(41,650)	2,169	50,093	(652)	9,960
Income taxes payable	48	70	—	(819)	—	(701)
Assets and liabilities of discontinued operations, net	—	—	—	884	—	884

Net cash provided by operating activities	—	14,319	33	9,605	—	23,957
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of businesses, net of cash acquired	—	(339,350)	(54)	1,220	—	(338,184)
Change in investment in subsidiaries	(103,125)	103,125	—	—	—	—
Acquisition costs	—	(3,462)	—	1	—	(3,461)
Purchases of property, plant and equipment	—	(9,884)	(34)	(1,063)	—	(10,981)
Adjustments of purchase price allocation	—	(54)	—	—	—	(54)

Net cash provided by/(used in) investing activities	(103,125)	(249,625)	(88)	158	—	(352,680)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term debt	—	331,367	—	30	—	331,397
Proceeds from sale of stock	103,150	(25)	—	—	—	103,125
Stock transaction costs	—	(4,593)	—	—	—	(4,593)
Stock repurchase	—	—	—	—	—	—
Net payments from revolving line of credit	—	(13,000)	—	—	—	(13,000)
Debt issuance costs	—	(13,922)	—	—	—	(13,922)
Principle payment on long-term debt	—	(50,317)	—	—	—	(50,317)

Net cash provided by financing activities	103,150	249,510	—	30	—	352,690
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	—	—	—	(1,389)	—	(1,389)
NET INCREASE IN CASH AND CASH EQUIVALENTS	25	14,204	(55)	8,404	—	22,578
CASH AND CASH EQUIVALENTS—Beginning of period	—	396	24	862	—	1,282

CASH AND CASH EQUIVALENTS—End of period	$25	$14,600	$(31)	$9,266	$—	$23,860

 MedVest Holdings Corporation
Supplemental Combining Statement of Cash Flows
Year Ended December 31, 2002

	MedVest ("Parent Guarantor")	Medex, Inc. ("Issuer")	MedVest U.S. Subsidiaries ("Subsidiary Guarantors")	MedVest Non-U.S. Subsidiaries ("Non-Guarantor Subsidiaries")	Combining Adjustments	MedVest Combined
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(1,274)	$(1,539)	$(370)	$1,415	$72	$(1,696)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	—	2,978	7	661	—	3,646
Amortization	—	7	—	—	—	7
Accretion of discounted debt	—	1,568	—	—	—	1,568
ESOP compensation earned	—	1,548	—	—	—	1,548
Loss on disposal of assets	—	22	—	61	—	83
Loss on extinguishment of debt	—	2,549	—	—	—	2,549
Changes in operating assets and liabilities:
Accounts receivable, net	—	(688)	(346)	(593)	—	(1,627)
Inventories, net	—	(573)	(678)	(728)	—	(1,979)
Other assets	1,274	(2,044)	(3)	471	—	(302)
Trade accounts payable	—	48	87	(589)	—	(454)
Salaries and wages payable	—	(4,389)	20	125	—	(4,244)
Accrued expenses and other liabilities	—	749	2,071	1,232	(72)	3,980
Income taxes payable	—	887	—	(231)	—	656
Assets and liabilities of discontinued operations, net	—	—	—	(1,258)	—	(1,258)

Net cash provided by operating activities	—	1,123	788	566	—	2,477
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of businesses, net of cash acquired	—	—	(511)	—	—	(511)
Acquisition costs	—	(195)	—	—	—	(195)
Purchases of property, plant and equipment	—	(2,054)	(253)	(866)	—	(3,173)
Adjustments of purchase price allocation	—	854	—	—	—	854

Net cash used in investing activities	—	(1,395)	(764)	(866)	—	(3,025)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term debt	—	61,300	—	—	—	61,300
Stock repurchase	—	(80)	—	—	—	(80)
Net payments from revolving line of credit	—	(6,748)	—	—	—	(6,748)
Debt issuance costs	—	(1,299)	—	—	—	(1,299)
Principle payment on long-term debt	—	(52,725)	—	—	—	(52,725)

Net cash provided by financing activities	—	448	—	—	—	448
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	—	—	—	130	—	130
NET INCREASE IN CASH AND CASH EQUIVALENTS	—	176	24	(170)	—	30
CASH AND CASH EQUIVALENTS—Beginning of period	—	220	—	1,032	—	1,252

CASH AND CASH EQUIVALENTS—End of period	$—	$396	$24	$862	$—	$1,282

JELCO PROTECTIV I.V.
CATHETER BUSINESS OF
ETHICON ENDO-SURGERY, INC.
Financial Statements at December 29, 2002 and
December 30, 2001 and for the Fiscal Years
ended December 29, 2002, December 30, 2001
and December 31, 2000

REPORT OF INDEPENDENT ACCOUNTANTS

To the Management and Board of
Ethicon Endo-Surgery, Inc.

        We have audited the accompanying statements of direct assets and liabilities of the Jelco Protectiv I.V. Catheter Business of Ethicon Endo-Surgery, Inc. ("Jelco"), as described in Note 1, as of December 29, 2002 and December 30, 2001, and the related statements of direct revenues and expenses for the fiscal years ended December 29, 2002, December 30, 2001 and December 31, 2000. These financial statements are the responsibility of Ethicon Endo-Surgery, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        The accompanying financial statements were prepared to present the direct assets and liabilities of Jelco and the related direct revenues and expenses, as described in Note 2, and are not intended to be a complete presentation of Jelco's financial position, results of operations, or cash flows in conformity with accounting principles generally accepted in the United States of America.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the direct assets and liabilities of Jelco, as described in Note 2, at December 29, 2002 and December 30, 2001, and the direct revenues and expenses of Jelco for the fiscal years ended December 29, 2002, December 30, 2001 and December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

        Jelco operates as part of Johnson & Johnson. Consequently, as indicated in Note 2, these financial statements have been derived from the consolidated financial statements and accounting records of Johnson & Johnson and reflect significant assumptions and allocations. Moreover, as indicated in Note 2, Jelco relies on Johnson & Johnson for administrative, management and other services. The direct assets and liabilities and the direct revenues and expenses could differ from those that would have resulted had Jelco operated autonomously or as an entity independent of Johnson & Johnson.

                      /s/ PricewaterhouseCoopers LLP

March 10, 2003

JELCO PROTECTIV I.V. CATHETER BUSINESS OF ETHICON ENDO-SURGERY, INC.
(As described in Note 1)

STATEMENTS OF DIRECT ASSETS AND LIABILITIES
AT DECEMBER 29, 2002 AND DECEMBER 30, 2001
(DOLLARS IN THOUSANDS)

	December 29, 2002	December 30, 2001
Direct assets
Current assets:
Cash	$3,677	$314
Inventories, net	30,481	33,579
Other current assets	1,746	5,011

Total current assets	35,904	38,904
Property, plant and equipment, net	88,622	95,737
Intangible assets, net	3,906	4,990
Other assets	7	474

Total direct assets	$128,439	$140,105

Direct liabilities
Current liabilities:
Trade accounts payable	$140	$229
Payable to affiliate	16,963	26,365
Accrued salaries, wages and commissions	5,062	5,345
Forward contracts	149	158
Other current liabilities	3,473	7,689

Total current liabilities	25,787	39,786
Commitments and contingent liabilities
Long-term obligation, net of current portion	1,222	1,394

Total direct liabilities	27,009	41,180

Total direct assets in excess of direct liabilities	$101,430	$98,925

The accompanying notes are an integral part of these financial statements.

JELCO PROTECTIV I.V. CATHETER BUSINESS OF ETHICON ENDO-SURGERY, INC.
(As described in Note 1)

STATEMENTS OF DIRECT REVENUES AND EXPENSES
FOR THE FISCAL YEARS ENDED DECEMBER 29, 2002, DECEMBER 30, 2001 AND DECEMBER 31, 2000
(DOLLARS IN THOUSANDS)

	December 29, 2002	December 30, 2001	December 31, 2000
Direct revenues, net	$194,407	$188,072	$169,990

Expenses:
Cost of products sold	98,425	97,186	92,700
Distribution	5,970	6,520	5,820
Selling and marketing	37,774	39,182	37,021
General and administrative	6,487	11,653	10,647
Research and development	3,417	11,314	5,990
Other (income) expense, net	1,055	130	5,781

Total expenses, net	153,128	165,985	157,959

Direct revenues in excess of expenses	$41,279	$22,087	$12,031

The accompanying notes are an integral part of these financial statements.

JELCO PROTECTIV I.V. CATHETER BUSINESS OF ETHICON ENDO-SURGERY, INC.
(As described in Note 1)

NOTES TO FINANCIAL STATEMENTS

(DOLLARS IN THOUSANDS)

1.    Background

        The Jelco Protectiv I.V. Catheter Business of Ethicon Endo-Surgery, Inc. ("Jelco") operates as part of the Medical Devices & Diagnostics segment of Johnson & Johnson ("J&J"). Jelco is not a separate legal entity, but it does include one wholly-owned J&J subsidiary, Johnson & Johnson Medical de Monterrey, S.A. de C.V. ("Monterrey"). Jelco engages in the development, manufacturing, marketing and distribution of safety and conventional catheters to the health care industry. Jelco sells its products through other J&J companies and distributors throughout much of the world. Sales facilities are shared with Ethicon Endo-Surgery, Inc. and other J&J affiliates ("Affiliates"). Jelco maintains manufacturing facilities in Southington, Connecticut; Monterrey, Mexico; and Latina, Italy. These and all other facilities used by Jelco are either owned or leased by Affiliates. Monterrey was established in 1998 for the purpose of manufacturing Jelco products in a maquiladora program. As such, Monterrey qualifies under Mexican law for customs tax relief on the receipt of raw materials and the export of finished goods.

2.    Basis of Presentation

        The Statements of Direct Assets and Liabilities of Jelco at December 29, 2002 and December 30, 2001, and the related Statements of Direct Revenues and Expenses for the fiscal years ended December 29, 2002, December 30, 2001, and December 31, 2000 (the "Financial Statements") are derived from the historical books and records of J&J and only present the direct assets and liabilities and the direct revenues and expenses, including allocated expenses. Therefore, these special purpose Financial Statements are not intended to be a complete presentation of the financial position, results of operations or cash flows of Jelco in conformity with accounting principles generally accepted in the United States of America. The operations of Jelco rely, to varying degrees, on Affiliates for certain marketing, sales order processing, billing, collection, procurement, customer service, warehousing, distribution, research and development, information technology, insurance, human resources, accounting, regulatory, treasury, tax and legal support. As a result, Jelco does not have separately identifiable accounts receivable and certain other assets and liabilities, except as related to Monterrey. Because Monterrey is a separate legal entity and is directly related to Jelco, all of its assets and liabilities are included in these Financial Statements. All significant intercompany accounts and transactions within Jelco have been eliminated.

        The following Monterrey amounts are included in the Statements of Direct Assets and Liabilities:

	December 29, 2002	December 30, 2001
Assets:
Cash	$3,677	$314
Other current assets	878	801
Property, plant and equipment, net	14,430	14,815
Other assets	7	474

Total assets	$18,992	$16,404

Liabilities:
Trade accounts payable	$140	$229
Payable to affiliate	16,963	26,365
Accrued salaries, wages and commissions	439	427
Other current liabilities	952	643

Total liabilities	18,494	27,664

Total assets in excess of liabilities (liabilities in excess of assets)	$498	$(11,260)

Allocation of Certain Costs and Expenses

        Certain costs and expenses presented in the Financial Statements have been allocated by Affiliates based on management's estimates of the cost of services provided to Jelco by other Affiliates. Management uses different methodologies to allocate the various costs to Jelco, such as percentage of net revenues, headcount, volume of work, floor space and case and volume weight. The methodology is chosen by management based on the specific situation and these methods are consistently applied each year, where appropriate. These allocations are based on assumptions that management has deemed reasonable under the circumstances. Allocations of J&J corporate overhead not related to the operations of Jelco have been excluded from the Financial Statements. In addition, Jelco shared certain facilities with other Affiliates for which certain costs were allocated amongst those J&J businesses, including to Jelco, during the periods presented.

        Due to the reliance of Jelco on J&J and its Affiliates for the above described activities and also the fact that products of Jelco are often sold with other J&J products, the historical operating results may not be indicative of the future results should it be operated as a stand alone entity.

        For the fiscal years ended December 29, 2002, December 30, 2001 and December 31, 2000 respectively, approximate amounts allocated to Jelco by its Affiliates are as follows:

	December 29, 2002	December 30, 2001	December 31, 2000
Cost of products sold	$7,668	$7,048	$7,424
Distribution expenses	5,106	5,235	4,517
Selling and marketing expenses	9,403	9,486	8,553
General and administrative expenses	5,176	5,159	6,257
Research and development expenses	1,296	2,507	648
Other expense	316	261	217

	$28,965	$29,696	$27,616

3.    Summary of Significant Accounting Policies

Fiscal Year

        The fiscal year ends on the Sunday nearest to the end of December. Each fiscal year presented consists of 52 weeks.

Adoption of New Accounting Pronouncements

        In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which is effective for the first quarter of 2002. The adoption of SFAS No. 144 did not have a material impact on Jelco's Financial Statements.

Inventories

        Inventories are stated at the lower of cost or market. Cost is determined on the first-in, first-out ("FIFO") method. Market is deemed to be replacement cost to the extent it does not exceed net realizable value (the estimated selling price less any cost of completion and distribution).

Property, Plant and Equipment

        Property, plant and equipment consist primarily of land, buildings and equipment used in the manufacturing of the products. Property, plant and equipment are stated at historical cost. Expenditures for maintenance and repairs are charged to expense as incurred, while the costs of significant improvements are capitalized. Depreciation expense is recorded on a straight-line basis over the estimated useful lives of the assets, which are as follows:

Land improvements	20 years
Buildings and building improvements	30 years
Machinery and equipment	3-11 years
Furniture, fixtures and office equipment	3-10 years

        Upon retirement or other disposal of property, plant and equipment, the cost and related accumulated depreciation are eliminated from their respective accounts. The difference, if any, between the net asset value and the proceeds is generally adjusted to Other (income) expense, net, except as discussed in Note 7.

Intangible Assets

        Intangible assets consist of purchased patents and up-front payments for rights to use patents. All patents are related to the catheter market and help protect the designs and manufacturing processes of Jelco product lines.

        Amortization expense is recorded on a straight-line basis over the estimated useful lives of the assets, ranging from 7 to 10 years, and is included in cost of products sold.

        Effective in fiscal year 2002, J&J adopted SFAS No. 142, Goodwill and Other Intangible Assets. As all of Jelco's intangible assets have finite useful lives and will therefore continue to be amortized over their useful lives, the adoption of SFAS No. 142 had no material impact.

Payable to Affiliate

        The payable to affiliate consists of amounts owed by Monterrey to Janssen International, a related party located in Belgium, under a short-term financing agreement that bore interest of 3.22% and 5.23% at December 29, 2002 and December 30, 2001, respectively. Related interest expense of approximately $970, $1,038 and $466 is included in other expense for the fiscal years ended December 29, 2002, December 30, 2001, and December 31, 2000, respectively.

Financial Instruments

        Effective January 1, 2001, J&J adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS No. 133, collectively referred to as "SFAS 133". SFAS 133 requires that all derivative instruments be recorded at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction and, if it is, depending on the type of hedge transaction.

        The Affiliates that support Jelco (Note 1) use forward exchange contracts to manage exposure to the variability of cash flows, primarily related to the foreign exchange rate changes of future product purchases and employee-related expenses denominated in foreign currency. These forward exchange contracts are designated as cash flow hedges.

        The designation of these foreign exchange contracts as a cash flow hedge is made at the later of the date of entering into the derivative contract or January 1, 2001, the effective date of adoption of SFAS 133. Changes in the fair value of a derivative that is designated as a hedge are recorded in J&J's other comprehensive income until the underlying transaction affects earnings, at which time they are then reclassified to earnings in the same account as the hedged transaction. Since the forward exchange contracts are not directly related to Jelco (other than those related to Monterrey, which are direct transactions of that J&J affiliate) neither the fair value of the contracts or amounts in accumulated other comprehensive income are reflected in these Financial Statements. Jelco recognizes its portion of the net allocated gains and losses when the amounts are reclassified to earnings, which is at the time that the underlying transaction affects earnings.

        At inception and on an ongoing basis, J&J assesses whether each derivative is expected to be highly effective in offsetting changes in the cash flows of hedged items. If and when a derivative is no longer expected to be highly effective, hedge accounting is discontinued. Hedge ineffectiveness, if any, is included in current period earnings.

        Prior to the adoption of SFAS 133 on January 1, 2001, all forward currency exchange contracts were not afforded hedge accounting treatment and thus the change in fair value of these contracts was recorded in other (income) expense, net.

Revenue Recognition

        Jelco generally recognizes revenue from product sales when the goods are shipped or delivered and title passes to the customer. At the time revenue is recognized, Jelco provides for estimated product returns and certain customer rebate programs and incentives. Included within customer rebate programs and incentives are the estimated contractual rebates that will be credited to distributors of the Company's products. Also included within customer rebate programs and incentives are amounts that Jelco pays to certain group purchasing organizations under agreements requiring such payments.

Advertising Expenses

        Direct advertising expenses, which are expensed as incurred, approximated $244, $287 and $389 for the fiscal years ended December 29, 2002, December 30, 2001, and December 31, 2000, respectively.

Foreign Currency

        Except for Monterrey, whose functional currency is U.S. dollars, assets and liabilities of the international operations are translated from their respective currencies into U.S. dollars using the respective exchange rates in effect at each fiscal year end, while revenues and expenses of the international operations are translated from their respective currencies into U.S. dollars using the average exchange rates during the respective periods.

Income Taxes

        Except for Monterrey, the operations of Jelco are included in the consolidated federal income tax return of J&J, to the extent appropriate, and are included in the foreign, state and local returns of other Affiliates. It is not practical to identify the effects of J&J's tax attributed to the results of Jelco. Therefore, a provision for income taxes has not been presented in the Financial Statements except for Monterrey. See Note 12.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported. Actual results could differ from those estimates.

4.    Concentrations, Commitments and Contingent Liabilities

        Two group purchasing organizations comprised the following approximate percentages of the net direct revenues of Jelco for the fiscal years ended:

	December 29, 2002	December 30, 2001	December 31, 2000
Group purchasing organization A	19%	18%	20%
Group purchasing organization B	19%	19%	19%

        Hourly employees of the Latina, Italy and Monterrey, Mexico facilities are covered by collective bargaining agreements that expire in 2003 and 2004, respectively.

        Jelco has been subject to various legal proceedings and claims arising in the ordinary course of business. In the opinion of management, the amount of any ultimate liability with respect to these actions will not materially affect the Financial Statements of Jelco.

        As part of the ongoing business at the Company, it is reliant on patent and licensing agreements with third parties. The Company pays royalty fees under these agreements.

5.    Inventories

        Net inventories were comprised of:

	December 29, 2002	December 30, 2001
Raw materials	$5,399	$5,463
Work in progress	8,448	8,349
Finished goods	16,634	19,767

Inventories, net	$30,481	$33,579

6.    Other Current Assets

        Other current assets were comprised of:

	December 29, 2002	December 30, 2001
Patent settlement receivable	$—	$4,000
Deferred patent costs	—	—
Other receivables	1,477	737
Other	269	274

	$1,746	$5,011

        In December 2000, Jelco acquired certain patents, as well as rights to collect any damages or awards with respect to pending patent infringement litigation, for approximately $3,927 based on the present value of the purchase obligation. The cost of the patents was deferred pending litigation settlement.

        In January 2001, Jelco entered into a litigation settlement agreement related to the acquired patents with a third-party for a total of $5,000 in cash.

        In December 2001, Jelco entered into a litigation settlement agreement related to the acquired patents with another third-party resulting in a concurrent execution of a non-exclusive patent license agreement and a mutual release from any claims and counterclaims between the parties. Under the settlement and license agreements, Jelco received a lump sum of $4,000 payable in January 2002, and, subject to certain limitations and minimums, a royalty payable on a quarterly basis of 5% of net sales of the licensed products sold by the third-party through 2005. In the event the licensee pays an amount less than $12,000 in the aggregate during the contract period, the licensee shall continue to pay Jelco a royalty, subject to the limitations and minimums, until the earlier date to occur of reaching the $12,000 or December 2009.

        The lump sum patent settlement recoveries, net of deferred patent costs, were credited to other income in 2001. See Note 12.

7.    Property, Plant and Equipment

        Property, plant and equipment were comprised of:

	December 29, 2002	December 30, 2001
Land and land improvements	$6,179	$6,179
Buildings and building improvements	22,347	22,918
Machinery and equipment	93,678	90,401
Furniture, fixtures and office equipment	1,239	1,041
Construction in progress	14,904	12,733

	138,347	133,272
Less: accumulated depreciation	49,725	37,535

Property, plant and equipment, net	$88,622	$95,737

        Depreciation expense incurred by Jelco for the fiscal years ended December 29, 2002, December 30, 2001, and December 31, 2000, approximated $12,504, $11,387 and $8,849, respectively.

        Capital expenditures by Jelco for the fiscal years ended December 29, 2002, December 30, 2001 and December 31, 2000, approximated $5,429, $13,228 and $25,352, respectively.

        During 2001, the Company disposed of $3,000 of machinery included in Construction in progress that was adjusted to Research and development. This adjustment was made based on the decision to exit the development of a certain product line.

        In accordance with SFAS No. 144, which was adopted January 1, 2002, the Company reviews its long-lived assets when an event or change in circumstances indicate that its carrying amount may not be recoverable. If the projected undiscounted cash flows indicate that property and equipment have been impaired, a write-down to fair value is made. During the fourth quarter of 2002, the Company recognized an impairment loss of $872 on machinery and equipment. See Note 12.

8.    Intangible Assets

        Intangible assets, which includes purchased patents and up-front payments for rights to use patents, were comprised of:

	December 29, 2002	December 30, 2001
Gross	$10,200	$10,200
Less: accumulated amortization	6,294	5,210

Intangible assets, net	$3,906	$4,990

        Amortization expense approximated $1,083, $1,058 and $1,047 for the fiscal years ended December 29, 2002, December 30, 2001, and December 31, 2000, respectively. Future amortization expense related to the above patents is estimated to be as follows:

Fiscal 2003	$1,074
Fiscal 2004	1,074
Fiscal 2005	721
Fiscal 2006	604
Thereafter	433

$3,906

        Jelco licenses the use of certain intangible assets to certain third parties under agreements expiring on various dates through 2010. Royalty income earned from these agreements is included in other income. See Note 12.

9.    Other Current Liabilities

        Other current liabilities were comprised of:

	December 29, 2002	December 30, 2001
Accrued expenses	$298	$3,054
License and royalty payables	1,344	3,107
Payroll and other taxes payable	799	479
Professional fees	250	—
Other	782	1,049

	$3,473	$7,689

10.    Financial Instruments

        The Affiliates that support Jelco (Note 1) enter into forward foreign currency exchange contracts, primarily with another affiliate, to offset the foreign currency exposure related to forecasted intercompany purchases relating to all of the businesses they support, including Jelco. The terms of these contracts are generally one year or less. J&J marks these contracts to fair value on a quarterly basis based upon the difference between the contract rate and the forward rate for the remaining portion of the contract. The gains and losses relating to these contracts have been allocated to Jelco (other than those entered into by Ethicon Endo-Surgery, Inc. on behalf of Monterrey, which are direct transactions of that entity) based on the amount of forecasted purchases for Jelco as a percentage of the total for that affiliate. For the fiscal year ended December 31, 2000, which preceded the adoption of SFAS 133, net allocated gains of approximately $294 resulting from forward foreign currency exchange contracts were reflected in other (income) expense, net, as the contracts were not afforded hedge accounting treatment.

        Effective January 1, 2001, with the adoption of SFAS 133, J&J designated all forward currency exchange contracts as cash flow hedges. As a result, the gains and losses on the contracts are recorded initially in J&J's accumulated other comprehensive income and are reclassified to earnings when the underlying transaction affects earnings, primarily at the time of sale of inventory to third parties. As the forward exchange currency contracts are not directly related to Jelco, neither the fair value of the contract nor the amounts in accumulated other comprehensive income are reflected in these Financial Statements. Jelco recognizes its portion of the net allocated gains and losses when the amounts are reclassified to earnings, which is at the time that the underlying transaction affects earnings. Other than those related to Monterrey, net allocated gains resulting from reclassification into earnings approximated $333 and $120 for the fiscal years ended December 29, 2002, and December 30, 2001, respectively. These amounts are reflected in cost of products sold in the Statements of Direct Revenues and Expenses.

        Ethicon Endo-Surgery, Inc., on behalf of Monterrey, enters into forward foreign currency exchange contracts with a J&J affiliate to offset the currency exposure related to various inventory and payroll expenses incurred in Mexican pesos. Ethicon Endo-Surgery, Inc. marks these contracts to market on a quarterly basis based upon the difference between the contract rate and the forward rate for the remaining portion of the contract. Prior to the adoption of SFAS 133, net gains on the matured forward foreign currency exchange contracts of approximately $53 are reflected in other (income) expense, net, in the Statements of Direct Revenues and Expenses for the fiscal year ended December 31, 2000. The net gain on the open contracts is reflected in other (income) expense, net, in the Statements of Direct Revenues and Expenses as the contracts were not afforded hedge accounting treatment.

        Effective January 1, 2001, with the adoption of SFAS 133, J&J designated all forward currency contracts as cash flow hedges as described above. As it relates to Monterrey, the entire forward contract relates to Jelco and therefore the fair values of the open contracts at December 29, 2002, and December 30, 2001, are reflected as liabilities in the Statements of Direct Assets and Liabilities. Further, the net losses are reflected in accumulated other comprehensive income until the underlying hedged transaction, primarily the sale of inventory to third parties, affects earnings, at which time the amount deferred in accumulated other comprehensive income is reclassified to cost of products sold. Net gains resulting from reclassification into earnings approximated $468 and $363 for the fiscal years ended December 29, 2002 and December 30, 2001, respectively, and are reflected in cost of products sold in the Statements of Direct Revenues and Expenses. The amounts deferred in accumulated other comprehensive income are not reflected in these Financial Statements.

        Included in other (income) expense, net, in the Statements of Direct Revenues and Expenses are gains of approximately $(13) and losses of approximately $330 relating to certain forward contracts that were not designated and did not qualify as cash flow hedges for the fiscal years ended December 29, 2002 and December 30, 2001, respectively.

11.    Long-Term Obligation

        As discussed in Note 5, Jelco acquired certain patents in December 2000 in exchange for total consideration of $5,100. The patent purchase obligation required two lump sum payment amounts of $1,000 each within thirty days of closing, annual installments of $300 during the years 2002 through 2008, and a final installment of $1,000 upon the earlier event of recovery of a certain litigation award or January 2009. The final installment of $1,000 was triggered in December 2001. Jelco recorded the present value of the patent purchase obligation of $3,927 at the date of acquisition. The discount amount is being accreted over the obligation period as interest expense based on an effective interest rate of 10%. The current portion of the obligation is included in other current liabilities.

12.    Other Income and Expense

        For the periods ended December 29, December 30 and December 31, respectively, other (income) expense, net, was comprised of:

	2002	2001	2000
Provision for Monterrey income tax	$613	$600	$612
Interest expense	970	1,805	466
Royalty income	(2,000)	—	—
Patent settlement income, net	—	(4,217)	—
Foreign currency (gains) losses	(13)	345	(500)
Fixed asset write-off	872	—	—
Transition expenses	—	736	3,870
Other	613	861	1,333

	$1,055	$130	$5,781

        In June 2000, J&J transitioned the Jelco business from a J&J affiliate to Ethicon Endo-Surgery, Inc., resulting in certain office relocation, systems conversion, and other transition expenses through early 2001.

13.    Geographic Areas

        The following amounts are included in the Financial Statements at December 29 and December 30 and for the periods ended December 29, December 30 and December 31, respectively:

	Direct Long-Lived Assets		Direct Revenues, net
	2002	2001	2002	2001	2000
United States	$53,661	$60,644	$122,333	$121,002	$104,008
International	38,867	40,083	72,074	67,070	65,982

	$92,528	$100,727	$194,407	$188,072	$169,990

14.    Retirement and Pension Plans

        Certain of Jelco's employees are covered under various retirement and pension plans that are sponsored by Affiliates. Net pension expense charged to Jelco for its participation in the J&J defined benefit plan was approximately $1,485, $1,342 and $1,765 for the fiscal years ended December 29, 2002, December 30, 2001, and December 31, 2000, respectively.

        Certain of Jelco's employees also participate in a voluntary 401(k) savings plan sponsored by J&J that is designed to enhance the existing retirement program covering eligible U.S. employees. Jelco matches 75% of each employee's contribution, with the match percentage applying to a maximum of 6% of base salary. Jelco was charged approximately $744, $868 and $776 for its portion of J&J's contributions to the savings plan for the fiscal years ended December 29, 2002, December 30, 2001, and December 31, 2000, respectively.

        Certain employees of Monterrey are covered under a government-required plan that provides certain benefits to both hourly and salary employees. Some of these employees are also covered under a pension plan that is used to supplement the government-required plan. The pension cost and related accrued liabilities were insignificant for all periods.

15.    Other Postretirement and Postemployment Benefits

        Jelco, through J&J sponsored plans, provides postretirement benefits, primarily health care, to all domestic retired employees and their dependents. Most international employees are covered by government-sponsored programs and, as such, the cost to Jelco is not significant. Jelco does not fund retiree health care benefits in advance and has the right to modify these plans in the future. The cost of providing these postretirement benefits is determined in accordance with the provisions of SFAS No. 106, Employers' Accounting for Postretirement Benefits other than Pensions.

        Jelco, through J&J, provides certain other postemployment benefits. The cost of providing these postemployment benefits is determined in accordance with the provisions of SFAS No. 112, Employers' Accounting for Postemployment Benefits. Net postretirement and postemployment benefit costs of approximately $675, $1,022 and $1,054 were recorded by Jelco for the fiscal years ended December 29, 2002, December 30, 2001, and December 31, 2000, respectively.

16.    Subsequent Event (Unaudited)

        Ethicon Endo Surgery, Inc. entered into a purchase agreement, dated April 2, 2003, with Medex, Inc. to sell the Jelco business for approximately $340.0 million in cash, subject to adjustment. The transaction was consummated on May 21, 2003.

MedVest Holdings Corporation
Schedule of Valuation and Qualifying Accounts

	Balance at beginning of period		Charged to costs and expenses		Charged to other accounts-describe		Deductions- describe		Balance at end of period
	(In Thousands)
Year ended December 31, 2003
Reserves and allowances deducted from asset accounts:
Accounts receivable allowances(1)	$820		$21,925	(3)	$60	(6)	$(13,223	)(7)	$9,582
Valuation allowance on deferred tax assets	3,164		10,036	(4)	—		—		13,200
Inventory Allowances(2)	2,359		4,167	(5)	(142	)(6)	(2,177	)(7)	4,206

	$6,343		$36,127		$(82)		$(15,400)		$26,988

Year ended December 31, 2002
Reserves and allowances deducted from asset accounts:
Accounts receivable allowances(1)	$1,119		$(87	)(3)	$43	(6)	$(256	)(7)	$820
Valuation allowance on deferred tax assets	3,356		—		—		(192	)(8)	3,164
Inventory Allowances(2)	2,813		38	(5)	610	(6)	(1,102	)(7)	2,359

	$7,288		$(49)		$653		$(1,550)		$6,343

Period February 9, 2001 to December 31, 2001
Reserves and allowances deducted from asset accounts:
Accounts receivable allowances(1)	$2,202	(9)	$(175	)(3)	$16	(6)	$(924	)(7)	$1,119
Valuation allowance on deferred tax assets	3,034	(9)	322	(4)	—		—		3,356
Inventory Allowances(2)	3,825	(9)	53	(5)	241	(6)	(1,305	)(7)	2,813

	$9,061		$199		$257		$(2,229)		$7,288

(1)
Accounts receivable allowances represent allowance for doubtful accounts, rebate and sales discount allowances.

(2)
Inventory allowances represent allowance for obsolescence reserves and physical inventory adjustments.

(3)
Provisions for uncollectible accounts are included in S,G,&A expenses. Rebate and sales discounts are recorded as a reduction of gross sales.

(4)
Increase in valuation allowance is recorded as a component of the provision for income taxes.

(5)
Provisions for inventory obsolescence and shrinkage are included in the cost of sales.

(6)
Represents foreign currency fluctuation charged to other comprehensive income and reclasses from other accounts.

(7)
Actual accounts and inventory written off against the allowance.

(8)
Reduction in valuation allowance due to utilization of foreign net operating losses previously reserved, purchase accounting related adjustments, or write-off of deferred tax assets that are not realizable in future years.

(9)
Reserves established upon management buy-out of the Company on February 9, 2001.

S-1

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Section 1701.13(E) of the Ohio General Corporation Law authorizes a corporation under certain circumstances to indemnify any director, trustee, officer, employee or agent in respect of expenses and other costs reasonably incurred by him in connection with any action, suit or proceeding to which he is made a party or threatened to be made a party by reason of the fact he was a director, trustee, officer, employee or agent of the corporation. In general, indemnification is permissible only if the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and in any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. In respect of any action by or in right of the corporation, indemnification is not permitted if the person is adjudged liable for negligence or misconduct in the performance of his duty to the corporation unless authorized by a court. To the extent that a director, trustee, officer, employee or agent has been successful in the defense of any such action, suit or proceeding, he is entitled to be indemnified against his reasonable expenses incurred in connection therewith by Section 1701.13(E)(3) of the Ohio General Corporation Law.

        The code of regulations of Medex, MedVest and of the Guarantor Subsidiaries provide for indemnification of any officer or director of the company if his act or omission giving rise to any claim for indemnification was not occasioned by his intent to cause injury to the corporation or by his reckless disregard for the best interests of the corporation, and in respect of any criminal action or proceeding, he had no reasonable cause to believe his conduct was unlawful.

        In addition, Medex maintains directors' and officers' liability insurance for the benefit of its directors and officers and for the benefit of the directors and officers of MedVest and Medex's subsidiaries.

ITEM 21.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

        (a)   The following exhibits are filed herewith.

EXHIBIT NUMBER	DESCRIPTION OF EXHIBITS
†2.1	Purchase Agreement, dated as of April 2, 2003, by and between Ethicon Endo-Surgery, Inc. and Medex, Inc.
†2.2	Recapitalization Agreement, dated as of April 21, 2003, by MedVest Holdings Corporation, OEP MedVest LLC and each of the Persons party thereto listed as Stockholders.
†3.1	First Amended Articles of Incorporation of Medex, Inc, as amended.
†3.2	Second Amended Regulations of Medex, Inc.
†3.3	Articles of Incorporation of MedVest Holdings Corporation, as amended.
†3.4	Code of Regulations of MedVest Holdings Corporation.
†3.5	Articles of Incorporation of Medex Medical, Inc., as amended.
†3.6	Amended and Restated Code of Regulations of Medex Medical, Inc.
†3.7	Articles of Incorporation of Medex Cardio-Pulmonary, Inc., as amended.
†3.8	Amended and Restated Code of Regulations of Medex Cardio-Pulmonary, Inc.
†4.1	Form of Medex, Inc.'s 8 7/8% Senior Subordinated Notes due 2013 (included in Exhibit 4.3).
†4.2	Form of Notation of Guarantee of Medex, Inc.'s 8 7/8% Senior Subordinated Notes due 2013 given by each of MedVest Holdings Corporation, Medex Medical, Inc. and Medex Cardio-Pulmonary, Inc. (included in Exhibit 4.3).

†4.3	Indenture, dated as of May 21, 2003, by and among Medex, Inc., as issuer, MedVest Holdings Corporation, as parent guarantor, the subsidiary guarantors named therein, and The Bank of New York, as trustee.
†4.4	Exchange and Registration Rights Agreement, dated as of May 21, 2003, by and among Medex, Inc., the subsidiary guarantors and the parent guarantor named therein and Lehman Brothers Inc. on behalf of Wachovia Securities, Inc. and Banc One Capital Markets, Inc., as the initial purchasers.
*5.1	Opinion of Winston & Strawn LLP as to the legality under New York and Federal law of the securities being registered.
*5.2	Opinion of Calfee, Halter & Griswold LLP as to the legality under Ohio law of the securities being registered.
†10.1	Stockholders Agreement, dated as of May 21, 2003, by and among MedVest Holdings Corporation, OEP MedVest LLC and each of the persons party thereto listed as investors.
*10.2	First Amendment to MedVest Holdings Corporation Stockholders Agreement, effective December 31, 2003, by and among MedVest Holdings Corporation, OEP MedVest, LLC and the stockholders identified therein.
†10.3	Registration Agreement, dated as of May 21, 2003, by and among MedVest Holdings Corporation, OEP MedVest LLC and each of the persons party thereto listed as investors.
†10.4	$170,000,000 Credit Agreement, dated as of May 21, 2003, among Medex, Inc., MedVest Holdings Corporation, the domestic subsidiaries of Medex, Inc., the lenders party thereto, Wachovia Bank, National Association, Lehman Commercial Paper Inc., Banc One Mezzanine Corporation, The Huntington National Bank, LaSalle Bank National Association, Wachovia Securities, Inc. and Lehman Brothers Inc.
†10.5	First Amendment to Credit Agreement, dated as of November 7, 2003, by and among Medex, Inc., MedVest Holdings Corporation, the domestic subsidiaries of Medex, Inc., the lenders identified therein and Wachovia Bank, National Association.
†10.6	Management Services Agreement, dated as of May 21, 2003, between One Equity Partners LLC and MedVest Holdings Corporation.
†10.7	Severance and Non-Compete Agreement, dated as of May 21, 2003, by and between Medex, Inc. and Dominick A. Arena.
†10.8	Severance and Non-Compete Agreement, dated as of May 21, 2003, by and between Medex, Inc. and Dr. Georg Landsberg.
†10.9	Severance and Non-Compete Agreement, dated as of May 21, 2003, by and between Medex, Inc. and Michael I. Dobrovic.
†10.10	Severance and Non-Compete Agreement, dated as of May 21, 2003, by and between Medex, Inc. and Ralph Dickman, Jr.
†10.11	Severance and Non-Compete Agreement, dated as of May 21, 2003, by and between Medex, Inc. and Charles J. Jamison.
†10.12	Letter Agreement, dated as of June 14, 2003, between Medex, Inc. and Garrett Capital Advisors.
†10.13	MedVest Holdings Corporation 2001 Stock Option Plan as amended by the First Amendment to MedVest Holdings Corporation 2001 Stock Option Plan.
†10.14	MedVest Holdings Corporation 2002 Stock Option Plan.
†12.1	Computation of Ratio of Earnings to Fixed Charges.
†21.1	Subsidiaries of Medex, Inc.
*23.1	Consent of Deloitte & Touche LLP.

*23.2	Consent of Ernst & Young LLP.
*23.3	Consent of PricewaterhouseCoopers LLP.
*23.4	Consent of Winston & Strawn LLP (included in Exhibit 5.1)
*23.5	Consent of Calfee, Halter & Griswold LLP (included in Exhibit 5.2)
†24.1	Powers of Attorney for Medex, Inc.
†24.2	Powers of Attorney for MedVest Holdings Corporation.
†24.3	Powers of Attorney for Medex Medical, Inc.
†24.4	Powers of Attorney for Medex Cardio-Pulmonary, Inc.
*25.1	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of The Bank of New York relating to the Indenture and the issuance of the company's 8 7/8% Senior Subordinated Notes due 2013.
*99.1	Form of Letter of Transmittal.
*99.2	Form of Notice of Guaranteed Delivery.
*99.3	Form of Instruction to Registered Holder and/or Depository Trust Company Participant from Beneficial Owner.

†
Previously filed.

*
Filed herewith.

(b)
Financial Statement Schedules. The following financial statement schedule is filed herewith: Schedule of Valuation and Qualifying Accounts.

(i)
Financial statement schedules not listed above have been omitted because they are inapplicable, are not required under applicable provisions of Regulation S-X, or the information that would otherwise be included in such schedules is contained in the registrant's financial statements or accompanying notes.

ITEM 22.    UNDERTAKINGS

        (1)   Medex, Inc. hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through the use of a prospectus which is part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) Medex, Inc. undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

        (2)   Medex, Inc. undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately proceeding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)   Medex, Inc. hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to Items 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

        (4)   Medex, Inc. hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

        (5)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Medex, Inc. pursuant to the foregoing provisions, or otherwise, Medex, Inc. has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Medex, Inc. of expenses incurred or paid by a director, officer or controlling person of Medex, Inc. in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Medex, Inc. will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, Medex, Inc. has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carlsbad, State of California, on the 6th day of April, 2004.

MEDEX, INC.
By:	/s/ DOMINICK A. ARENA Dominick A. Arena President, Chief Executive Officer and Director

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities indicated on the dates indicated:

Name	Title	Date

/s/ DOMINICK A. ARENA Dominick A. Arena	President, Chief Executive Officer (Principal Executive Officer) and Director	April 6, 2004
/s/ MICHAEL I. DOBROVIC Michael I. Dobrovic	Vice President, Chief Financial Officer (Principal Financial and Accounting Officer) and Treasurer	April 6, 2004
* Timothy A. Dugan	Chairman of the Board and Director	April 6, 2004
* Dr. Georg Landsberg	Senior Vice President of European Operations and Director	April 6, 2004
* James G. Connelly III	Director	April 6, 2004
* Harreld N. Kirkpatrick III	Director	April 6, 2004
*By:	/s/ MICHAEL I. DOBROVIC Michael I. Dobrovic, as attorney-in-fact

        Michael I. Dobrovic was appointed attorney-in-fact with power and authority to execute this amendment No. 1 to registration statement on behalf of the officers and directors named above pursuant to the power of attorney incorporated into the signature pages at the time of the initial filing of this registration statement.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, MedVest Holdings Corporation has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carlsbad, State of California, on the 6th day of April, 2004.

MEDVEST HOLDINGS CORPORATION
By:	/s/ DOMINICK A. ARENA Dominick A. Arena President, Chief Executive Officer and Director

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities indicated on the dates indicated:

Name	Title	Date

/s/ DOMINICK A. ARENA Dominick A. Arena	President, Chief Executive Officer (Principal Executive Officer) and Director	April 6, 2004
/s/ MICHAEL I. DOBROVIC Michael I. Dobrovic	Vice President, Chief Financial Officer (Principal Financial and Accounting Officer) and Treasurer	April 6, 2004
* Timothy A. Dugan	Chairman of the Board and Director	April 6, 2004
* Dr. Georg Landsberg	Senior Vice President of European Operations and Director	April 6, 2004
* James G. Connelly III	Director	April 6, 2004
* Harreld N. Kirkpatrick III	Director	April 6, 2004
*By:	/s/ MICHAEL I. DOBROVIC Michael I. Dobrovic, as attorney-in-fact

        Michael I. Dobrovic was appointed attorney-in-fact with power and authority to execute this amendment No. 1 to registration statement on behalf of the officers and directors named above pursuant to the power of attorney incorporated into the signature pages at the time of the initial filing of this registration statement.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, Medex Medical, Inc. has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carlsbad, State of California, on the 6th day of April, 2004.

MEDEX MEDICAL, INC.
By:	/s/ DOMINICK A. ARENA Dominick A. Arena President, Chief Executive Officer and Director

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities indicated on the dates indicated:

Name	Title	Date

/s/ DOMINICK A. ARENA Dominick A. Arena	President, Chief Executive Officer (Principal Executive Officer) and Director	April 6, 2004
/s/ MICHAEL I. DOBROVIC Michael I. Dobrovic	Vice President, Chief Financial Officer (Principal Financial and Accounting Officer), Treasurer and Director	April 6, 2004
* Ralph E. Dickman, Jr.	Vice President, Operations, Assistant Secretary and Director	April 6, 2004
* Dr. Georg Landsberg	Senior Vice President of European Operations and Director	April 6, 2004
* Charles J. Jamison	Vice President, General Counsel, Secretary and Director	April 6, 2004

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, Medex Cardio-Pulmonary, Inc. has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carlsbad, State of California, on the 6th day of April, 2004.

MEDEX CARDIO-PULMONARY, INC.
By:	/s/ DOMINICK A. ARENA Dominick A. Arena President, Chief Executive Officer and Director

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities indicated on the dates indicated:

Name	Title	Date

/s/ DOMINICK A. ARENA Dominick A. Arena	President, Chief Executive Officer (Principal Executive Officer) and Director	April 6, 2004
/s/ MICHAEL I. DOBROVIC Michael I. Dobrovic	Vice President, Chief Financial Officer (Principal Financial and Accounting Officer), Treasurer and Director	April 6, 2004
* Ralph E. Dickman, Jr.	Vice President, Operations, Assistant Secretary and Director	April 6, 2004
* Dr. Georg Landsberg	Senior Vice President of European Operations and Director	April 6, 2004
* Charles J. Jamison	Vice President, General Counsel, Secretary and Director	April 6, 2004
*By:	/s/ MICHAEL I. DOBROVIC Michael I. Dobrovic, as attorney-in-fact

        Michael I. Dobrovic was appointed attorney-in-fact with power and authority to execute this amendment No. 1 to registration statement on behalf of the officers and directors named above pursuant to the power of attorney incorporated into the signature pages at the time of the initial filing of this registration statement.

EXHIBIT NUMBER	DESCRIPTION OF EXHIBITS
†2.1	Purchase Agreement, dated as of April 2, 2003, by and between Ethicon Endo-Surgery, Inc. and Medex, Inc.
†2.2	Recapitalization Agreement, dated as of April 21, 2003, by MedVest Holdings Corporation, OEP MedVest LLC and each of the Persons party thereto listed as Stockholders.
†3.1	First Amended Articles of Incorporation of Medex, Inc., as amended.
†3.2	Second Amended Regulations of Medex, Inc.
†3.3	Articles of Incorporation of MedVest Holdings Corporation, as amended.
†3.4	Code of Regulations of MedVest Holdings Corporation.
†3.5	Articles of Incorporation of Medex Medical, Inc., as amended.
†3.6	Amended and Restated Code of Regulations of Medex Medical, Inc.
†3.7	Articles of Incorporation of Medex Cardio-Pulmonary, Inc., as amended.
†3.8	Amended and Restated Code of Regulations of Medex Cardio-Pulmonary, Inc.
†4.1	Form of Medex, Inc.'s 8 7/8% Senior Subordinated Notes due 2013 (included in Exhibit 4.3).
†4.2	Form of Notation of Guarantee of Medex, Inc.'s 8 7/8% Senior Subordinated Notes due 2013 given by each of MedVest Holdings Corporation, Medex Medical, Inc. and Medex Cardio-Pulmonary, Inc. (included in Exhibit 4.3).
†4.3	Indenture, dated as of May 21, 2003, by and among Medex, Inc., as issuer, MedVest Holdings Corporation, as parent guarantor, the subsidiary guarantors named therein, and The Bank of New York, as trustee.
†4.4	Exchange and Registration Rights Agreement, dated as of May 21, 2003, by and among Medex, Inc., the subsidiary guarantors and the parent guarantor named therein and Lehman Brothers Inc. on behalf of Wachovia Securities, Inc. and Banc One Capital Markets, Inc., as the initial purchasers.
*5.1	Opinion of Winston & Strawn LLP as to the legality under New York and Federal law of the securities being registered.
*5.2	Opinion of Calfee, Halter & Griswold LLP as to the legality under Ohio law of the securities being registered.
†10.1	Stockholders Agreement, dated as of May 21, 2003, by and among MedVest Holdings Corporation, OEP MedVest LLC and each of the persons party thereto listed as investors.
*10.2	First Amendment to MedVest Holdings Corporation Stockholders Agreement, effective December 31, 2003, by and among MedVest Holdings Corporation, OEP MedVest, LLC and the stockholders identified therein.
†10.3	Registration Agreement, dated as of May 21, 2003, by and among MedVest Holdings Corporation, OEP MedVest LLC and each of the persons party thereto listed as investors.
†10.4	$170,000,000 Credit Agreement, dated as of May 21, 2003, among Medex, Inc., MedVest Holdings Corporation, the domestic subsidiaries of Medex, Inc., the lenders party thereto, Wachovia Bank, National Association, Lehman Commercial Paper Inc., Banc One Mezzanine Corporation, The Huntington National Bank, LaSalle Bank National Association, Wachovia Securities, Inc. and Lehman Brothers Inc.
†10.5	First Amendment to Credit Agreement, dated as of November 7, 2003, by and among Medex, Inc., MedVest Holdings Corporation, the domestic subsidiaries of Medex, Inc., the lenders identified therein and Wachovia Bank, National Association.
†10.6	Management Services Agreement, dated as of May 21, 2003, between One Equity Partners LLC and MedVest Holdings Corporation.

†10.7	Severance and Non-Compete Agreement, dated as of May 21, 2003, by and between Medex, Inc. and Dominick A. Arena.
†10.8	Severance and Non-Compete Agreement, dated as of May 21, 2003, by and between Medex, Inc. and Dr. Georg Landsberg.
†10.9	Severance and Non-Compete Agreement, dated as of May 21, 2003, by and between Medex, Inc. and Michael I. Dobrovic.
†10.10	Severance and Non-Compete Agreement, dated as of May 21, 2003, by and between Medex, Inc. and Ralph Dickman, Jr.
†10.11	Severance and Non-Compete Agreement, dated as of May 21, 2003, by and between Medex, Inc. and Charles J. Jamison.
†10.12	Letter Agreement, dated as of June 14, 2003, between Medex, Inc. and Garrett Capital Advisors.
†10.13	MedVest Holdings Corporation 2001 Stock Option Plan as amended by the First Amendment to MedVest Holdings Corporation 2001 Stock Option Plan.
†10.14	MedVest Holdings Corporation 2002 Stock Option Plan.
†12.1	Computation of Ratio of Earnings to Fixed Charges.
†21.1	Subsidiaries of Medex, Inc.
*23.1	Consent of Deloitte & Touche LLP.
*23.2	Consent of Ernst & Young LLP.
*23.3	Consent of PricewaterhouseCoopers LLP.
*23.4	Consent of Winston & Strawn LLP (included in Exhibit 5.1).
*23.5	Consent of Calfee, Halter & Griswold LLP (included in Exhibit 5.2).
†24.1	Powers of Attorney for Medex, Inc. (included in signature page hereto).
†24.2	Powers of Attorney for MedVest Holdings Corporation (included in signature page hereto).
†24.3	Powers of Attorney for Medex Medical, Inc. (included in signature page hereto).
†24.4	Powers of Attorney for Medex Cardio-Pulmonary, Inc. (included in signature page hereto).
*25.1	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of The Bank of New York relating to the Indenture and the issuance of the company's 8 7/8% Senior Subordinated Notes due 2013.
*99.1	Form of Letter of Transmittal.
*99.2	Form of Notice of Guaranteed Delivery.
*99.3	Form of Instruction to Registered Holder and/or Depository Trust Company Participant from Beneficial Owner.

†
Previously filed.

*
Filed herewith.

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TABLE OF CONTENTS
INDUSTRY AND MARKET DATA
SUMMARY
RISK FACTORS
CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
CAPITALIZATION
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA
Notes to Unaudited Condensed Combined Pro Forma Statement of Operations
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
THE EXCHANGE OFFER
BUSINESS
THE JELCO ACQUISITION AND RELATED TRANSACTIONS
MANAGEMENT
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
EXECUTIVE COMPENSATION
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
DESCRIPTION OF CERTAIN OTHER INDEBTEDNESS AND PREFERRED STOCK
DESCRIPTION OF THE NOTES
CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS
ERISA CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES